

GAMCO

Investors, Inc.



2010 ANNUAL REPORT

GAMCO
Investors, Inc.

2010 ANNUAL REPORT



Benjamin Graham
David Dodd
Roger Murray
Bruce Greenwald
THE GABELLI PRIZE
in honor of
Graham & Dodd, Murray, Greenwald
for
Value Investing
SECURITY ANALYSIS
Value investing

1951 1940 1934 2005 2008 2001 1988 1962

"Imagine that in some private business you own a small share that cost you $1,000. One of your partners, named Mr. Market, is very obliging indeed. Every day he tells you what he thinks your interest is worth and furthermore offers either to buy you out or sell you an additional interest on that basis. Sometimes his idea of value appears plausible and justified by business developments and prospects as you know them. Often, on the other hand, Mr. Market lets his enthusiasm or his fears run away with him, and the value he proposes seems to you a little short of silly.

If you are a prudent investor or a sensible businessman, will you let Mr. Market's daily communication determine your view of the value of a $1,000 interest in the enterprise? Only in case you agree with him, or in case you want to trade with him. You may be happy to sell out to him when he quotes you a ridiculously high price, and equally happy to buy from him when his price is low. But the rest of the time you will be wiser to form your own ideas of the value of your holdings, based on full reports from the company about its operations and financial position." - Benjamin Graham, The Intelligent Investor

Despite the many changes that have taken place in the investing landscape, the parable of Mr. Market has held true since The Intelligent Investor was first published in 1949. Its message – that the whims of Mr. Market do not represent the true intrinsic value of a security – is at the core of the value investing philosophy.

The value approach to investing pioneered by Professors Benjamin Graham and David Dodd and further developed by Professors Roger Murray and Bruce Greenwald of the Columbia University Graduate School of Business has been, by a wide margin, the most consistently successful approach to investing. This success has been validated by a number of academic/statistical studies, by the performance of value-oriented money management institutions, and by the records of individual, value-oriented investment managers. Our belief is that the dissemination, extension, and refinement of the value approach are broadly beneficial to investors at large. In 2005, GAMCO Asset Management Inc. in cooperation with the Columbia University Graduate School of Business, established an annual prize for Value Investing. The prize is intended to honor individual contributions in at least one of five areas, which serve the goals of refining, extending, and disseminating the practice of Value Investing. They are:

- Innovative work in valuing securities in the Graham & Dodd tradition for either particular industries or particular asset classes. This work may be either theoretical/academic or applied/practical. However, it will extend existing conventional wisdom on valuation in ways that can be usefully applied in practice.
- Innovative academic research of either a theoretical or statistical nature that illuminates and extends the principles of Value Investing.
- Work in community building and/or information dissemination that contributes to the widespread practice of Graham & Dodd principles.
- Outstanding contributions to Value Investing education by students, faculty (adjunct & full time), and practitioners.
- Contributions to the implementation of sound Value Investing practices within companies either through investor activism or public advocacy.

A committee drawn from the Value Investing community will apply these criteria in awarding the prize. This year's honoree, Erin Bellissimo will be awarded the Gabelli Prize at GAMCO's 26th Annual Client Conference in May 2011. The first recipient was Joel M. Greenblatt who received the honor at GAMCO's Annual Client Conference in May 2005. In 2006, it was Martin J. Whitman. In 2007, it was Robert W. Bruce, III. For 2008, Jean Marie Eveillard was the recipient. In 2009, Professor Richard H. Thaler, Ph.D. was the recipient. Last year's honoree was Charles M. Royce.

— GROWTH —
Building Blocks

Financial Highlights

(in thousands except assets under management and per share data)

	December 31,										
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010
Assets under management (in millions, at period end)	$23,105	$24,242	$20,795	$27,080	$28,234	$26,382	$27,691	$30,573	$20,201	$26,346	$32,522
Net income	$57,995	$61,098	$53,313	$49,633	$62,591	$63,941	$71,927	$79,569	$24,866	$55,533	$68,792
Net income per share - *diluted*	$1.94	$2.03	$1.76	$1.65	$2.06	$2.11	$2.49	$2.79	$0.89	$2.02	$2.52
Year end shares outstanding	29,519	29,828	29,881	30,050	28,837	29,543	28,241	28,446	27,746	27,605	27,053
Year end share price	$33.19	$43.20	$30.04	$39.80	$48.52	$43.53	$38.46	$69.20	$27.32	$48.29	$48.01

— Since the IPO —


GAMCO Asset Management Inc.
Thirty-four Year Investment Record
1977 - 2010
Compounded Annual Return
20%
18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
3.9%
5.5%
8.9%
11.3%
16.3%
17.2%
Inflation
U.S. T-Bills
30 Year US Treasury Bond
S & P 500
GAMCO (Net of Fees)
GAMCO (Gross)


GBL – Global Research

Shareholder Compensation

Since 1999 IPO	2010
$617.9 million	$166.0 million (a)
Stock Buyback *$277.9 million* *6,893,086 shares* *@ $40.33 per share*	Stock Buyback *$30.2 million* *684,003 shares* *@ $44.15 per share*
Dividends *$340.0 million* *$12.28 per share*	Dividends *$135.8 million* *$5.02 per share* (a)

(a) Includes $3.20 per share or $86.4 million face value zero coupon debentures


Current Business Mix
Investment Partnerships
Separate Accounts
Mutual Funds


Brand
GABELLI

Balance Sheet

Selected Highlights
$ in millions

	IPO	December 31,			
	2/99	1999	2001	2009	2010
Cash and investments (b)	$162	$188	$419	$639	$554
Debt	50	50	50	199	159
Equity	111	148	275	440	386

(b) See Notes on Non-GAAP Financial Measures on page 18.

GABELLI = VALUE

Chairman's Letter

Fellow Shareholders:

We started our firm in 1977 with a simple mission statement. We will make money for our clients on a risk adjusted basis. By doing so, we will enhance the return for our professional team and our shareholders will benefit. Our shareholders' benefit will not necessarily occur in lock step.

Last year was another terrific year for our clients. As an example, the GAMCO All-Cap Value portfolio increased by 28.6%, bringing our 33 year record to 16.3%.

These performance results increased the intrinsic value of our company. Our shares will track this improvement over time. However, in 2010 our stock was virtually unchanged, closing at $48.01. During the year we did distribute about $5.02 per share in dividends, including the face value of zero coupon notes.

We assume not all observers of our company will agree with our conclusion that our shareholders had a good year because our clients prospered!

PLUS CA CHANGE, PLUS C'EST LA MEME CHOSE

We reprint the mission statement found in our first annual report:

Mission Statement

To **earn a superior return for our clients** by providing value added products to the mutual fund and institutional marketplace using fundamental research.

By **earning returns for our clients,** we will be earning returns for all our stakeholders:

- Our Shareholders
- Our Professional Staff

Flexibility = Adapt to change = yet remain focused on the True North

A compass of uncovering values and earning returns based on research as defined by security analysis rooted in a time tested Graham, Dodd, Murray, Greenwald coupled with our own "Sauce" of Private Market Value with a Catalyst®.

In other words, what has worked for value investing since 1934 will work for another seventy-five years. What has worked for Gabelli clients since 1977, will work for another thirty-five years and then some.

Our World
World Equity Markets

	Market Cap	CAGR Since 1977
2010	$52.0T	11.1%
2009	45.8	11.0
2008	32.2	10.2
2007	60.9	12.9
2006	49.9	12.6
2005	40.9	12.3
2004	36.4	12.3
2003	30.1	11.9
2002	22.9	11.2
2001	26.5	12.4
2000	30.8	13.7
1999	35.1	15.1


Our World
World Equity Markets
$52.0 Trillion
11.1 %
CAGR
$1.6 Trillion
1977
2010
Source: Birinyi Associates, Inc. - As of December 31, 2010

2011

On the last note, we conclude our message with our "World of Worry" - about the same as last year's "Wall of Worry"

a) Will new accounting standards lead to a stampede to "LDI" (Liability Driven Investing) for our defined benefits clients? Obviously, as "an" equity firm – will we be challenged?

b) What about the Flash Crash? And confidence in our markets?

c) How about 12(b)-1 fees?

d) What happens with active ETFs vs. Active Management?

e) Why not invest more directly in the emerging markets?

f) The advisor channel has experienced many changes – Merrill Lynch is now part of Bank of America, Smith Barney is with Morgan Stanley, A. G. Edwards and Wachovia are now with Wells Fargo. What will happen to our friends and how they help their clients in these channels of distribution for our investment products?

g) NTF Channels are demanding higher relationship fees.

h) How about a recovery in the vitality of the hedge world and their attempt to "raid" our intellectual capital.

i) What about acquisitions, lift outs, growth in Europe/Asia?

A Century of Investing
Compound Annual Rates of Return

	Stocks	Bonds	Bills	Inflation
10s	15.1	10.1	0.1	1.5
00s	-0.9	7.7	2.8	2.5
90s	18.2	8.8	4.9	2.9
80s	17.5	12.6	8.9	5.1
70s	5.9	5.5	6.3	7.4
60s	7.8	1.4	3.9	2.5
50s	19.4	-0.1	1.9	2.2
40s	9.2	3.2	0.4	5.4
30s	-0.1	4.9	0.6	-2.0
1926-2010	9.9%	5.5%	3.6%	3.0%

Source: Ibbotson Associates as of December 31, 2010

Giving Back

Beginning in 2006, in honor of the 30th Anniversary of GAMCO Investors, Inc., we provided our staff and nearly 200 clients attending our Gala Dinner at the American Museum of Natural History, with the opportunity to fill in the name of their favorite charity on checks signed by our Chairman. We borrowed this concept of "empowered giving" from Warren Buffett, Philanthropist and Chairman of Berkshire Hathaway. Over the past three years, we took steps to make similar gifts. In December, our Chairman personally provided funds to our staff to contribute to charities of their choice. Their charities are on the inside back cover of this report.

We are fortunate to benefit from working in the financial services industry. Many of our colleagues spend countless hours and resources to support education, help to reduce poverty and strive for the amelioration of the human condition.

Sincerely,

Mario Gabelli

Mario J. Gabelli
Chairman

— The Market in 2011 —

The Market in 2011 — Howard F. Ward, CFA, Chief Investment Officer — Growth Investments

While there were moments of doubt, particularly during the early days of the euro debt crisis last spring, the bull market in stocks survived 2010 intact. Improving prospects for economic growth, further corporate profit gains and an expansionary monetary policy provide a relatively favorable backdrop for stocks in 2011. With Gross Domestic Product having now reached a new all time high and expected to advance around 4% in 2011, the economy is technically in expansion mode. The manufacturing sector has shown surprising strength, helped by a weaker dollar and strong growth in the emerging markets. Higher food and energy prices have elevated inflationary expectations somewhat, offset to a degree by lower housing prices. Although there has been some improvement in labor market conditions, the level of job creation remains subpar.

While a typical economic expansion spans five years, the sustainability of this expansion remains a question mark given the central role played by deficit spending and the Federal Reserve Board's easy money policy, which remains in effect. The Fed's Quantitative Easing policy (QE2, the practice of buying Treasury securities) is slated to terminate in June. Absent the Fed's buying, interest rates may rise and act as a drag on economic activity. Whether consumers are able to shrug this off, along with those higher food and energy bills, will determine the sustainability of the expansion. More likely than not, the successful transition from a stimulus driven recovery to a private sector expansion will require an acceleration in job creation. Monthly payroll growth of about 200 thousand is likely a near minimum requirement. Government sector jobs will shrink this year due to the many state and local budget deficits that must be addressed. This does not help but it's not a game changer.

Geopolitical challenges are several. We await the ultimate resolution of the European debt crisis. There is little appetite for a debt restructuring at this point, but the willingness of the Germans and others to underwrite the excesses of the periphery nations is not assured and neither is the peripheral nations' acceptance of needed austerity measures. Elsewhere, inflation has become more than an academic problem in the emerging markets. We expect a series of monetary tightening measures in China, India and elsewhere, which may prove disruptive in the short term. Finally, we are reminded daily of the spreading turmoil in the Middle East. This is a fluid situation and the outcome is anyone's guess. What we do know is that gasoline prices in excess of $4 per gallon, for more than a brief period, will weigh heavily on consumer spending and the stock market.

The stock market's valuation remains reasonable by historical comparison and more than reasonable relative to current interest rate levels. Despite a doubling in price from the March 2009 low, the Standard and Poor's 500 Stock Index is selling at about 14 times expected 2011 earnings, roughly in line with the historical average of 15 times. Treasury notes and bonds still carry skimpy yields, with the 5 year at 2.2% and the 10 year yielding 3.5%. Money market funds, with assets of nearly $2.8 trillion, continue to yield virtually nothing. With profits projected to grow by about 7% this year and a likely increase in equity allocations by institutions and individuals alike (owing to the tendency for capital to chase returns), we believe stocks deserve the benefit of the doubt. A third consecutive year of higher equity prices is a real possibility. Of course, should an uprising gain momentum in Saudi Arabia, which experts deem unlikely, it would be disruptive to economic growth and stocks would suffer.

— Invest With Us —

In 30 out of the first 34 years, GAMCO's (GAMCO Asset Management Inc.) institutional accounts (Gabelli Value Composite) experienced positive results. More importantly, the returns earned by the composite exceeded the S&P 500 by 5% on an annualized basis (or in dollar terms, by $11,624 on a $100 investment) with less risk as measured by the beta of 0.85. The institutional portfolios typically hold fewer stocks than the index with a mean market capitalization of $13.6 billion. Institutional accounts generally have an initial investment of $5 million or more.


GAMCO Asset Management Inc.
Thirty-four Year Investment Record
1977 - 2010
Compounded Annual Return
20%
18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
3.9%
5.5%
8.9%
11.3%
16.3%
17.2%
Inflation
U.S. T-Bills
30 Year US Treasury Bond
S & P 500
GAMCO (Net of Fees)
GAMCO (Gross)

Expressed Another Way

	Gabelli Value	S&P 500	Russell 2000	CPI + 10
Number of Up Years	30	27	23*	
Number of Down Years	4	7	9*	
Years Gabelli Beat Index		24	23*	22
Total Return (CAGR) (a)	17.2%	11.3%	11.8%*	13.9%
Number of Stocks	101	500	2,952	
Median Market Capitalization	$3.9 bn	$11.1 bn	$528 mm	
Mean Market Capitalization	$13.6 bn	$24.0 bn	$724 mm	
Beta	0.85			

* *Calculation of Russell 2000 commenced 1/1/79.*
(a) Annual periods ending December 31, 2010, gross of fees

— Gabelli Green: A Focus on Sustainability —

In 2009, Gabelli increased its commitment to sustainable investing with the refocusing and rebranding of the Gabelli SRI Green Fund. That year, the fund returned 68% and according to Morningstar was the top performing green fund. In 2010, the fund returned 12% to shareholders in a volatile market. Based on its three-year track record, Morningstar awarded the fund a 5-star rating. Currently it is the only green fund to receive a 5-star rating and is best in class.

In 2010, we further extended our commitment to sustainability with the public launch of our green long/short hedge fund. The fund has a similar mandate to the mutual fund, however it has the ability to short stocks in the sustainability universe that we believe will underperform. This combination allows for reduced volatility of performance and over time should lead to higher returns. In 2010, the fund achieved a gross return of 45% before fees.

We believe that sustainability will be the major driver of growth, and therefore value creation over the coming years. For us the issue is simple: the world population is expanding from 6.8bn people today to perhaps 10 billion over the next 40 years. This population explosion is taking place in the developing and emerging world, whereas the developed world is beginning to stagnate. As the population grows, they will consume more and more resources, creating constraints, shortages, and even outright depletion. These resources can range from energy, metals, materials, and other natural resources such as forests and water. In addition, the underlying infrastructures such as the electric grid are being strained. Eventually, we believe these shifts also create shifts in behavior, diet, and ultimately impact health.

Our investment philosophy looks for these constraints and then attempts to find the best point in the value chain to invest (or short if need be). In doing so we believe that we are able to capture higher growth, better pricing power, or even underlying shortages that drive significant share price performance.

Unfortunately, 2010 was the year in which our philosophy was dramatically reinforced around the world. Prices of natural resources skyrocketed - gold, silver, palladium, copper, wheat, corn, soybeans, cotton, and rare earths all saw dramatic price increases. Agricultural shortages broke out around the world and eventually food riots became the catalyst for more significant upheaval in the Middle East that resulted in governments being toppled (some more peacefully than others). This drove a surge in energy prices, which we believe will likely only intensify as the instability rises.

Finally, as we write this commentary, the world's attention is riveted on the potential nuclear meltdown in Japan, and we are focused on the changes that will occur on global energy policy. One conclusion is already clear – the existing energy policies around the globe are no longer sustainable and must change. We expect a shift towards natural gas and renewables to intensify, but the actual impact will be more gradual over time. Moreover, it has caused nations to evaluate their own energy security and independence. This will spur a further wave of investment into the grid, and eventually into energy storage.

We expect 2011 to be a strong year for sustainability investing and believe that our strategy of focusing on the constraints in global resources will allow us to achieve a superior return for our clients.

— Institutional Research Services —

Gabelli & Company, Inc., our institutional brokerage business, experienced another year of growth in 2010. We continue to gain market share, building on our strong reputation for providing research services to institutional investors.

In addition to publishing daily research reports and notes on over 500 publicly traded equities, we hosted 7 industry conferences and several unique field trips, including our 34th Annual Automotive Aftermarket Symposium and 4th Annual Omaha Visit, where we organized meetings with five public companies, participated in a value investing roundtable, and invited clients to attend the Berkshire Hathaway annual meeting.

Our Private Market Value (PMV) with a Catalyst® methodology continues to generate strong investment ideas and recognition for the quality of our research ideas. Several members of our analyst team won top placement in the Wall Street Journal - Best of the Street and Thomson Reuters StarMine Analyst Awards in 2010. We also continued to receive significant press coverage related to the success of our Focus Five, including a recent Bloomberg article entitled Gabelli's Picks Trounce S&P 500 as Brokerages Fail to Add Value. Since its inception in January 2006, the Focus Five, which is selected by a rotating committee of research analysts and institutional sales professionals, increased 215.9% vs. 4.7% for the S&P 500 through the most recent period.

Gabelli & Company's ability to continue generating investment ideas, combined with enhanced awareness in the marketplace and expanded marketing efforts, should allow us to continue building this business in the years ahead.

— (Y)our History —

Our First Decade 1976 - 1985

– 1976

Gabelli & Company, Inc. formed as an institutional research broker-dealer.

– 1977

GAMCO Investors formed as an institutional asset management business.

Gabelli & Company, Inc. issues its first "Asset Play" - Cowles Communications Asset Play #1.

– 1978

Gabelli & Company, Inc. hosts its' first Institutional Conference: the "Annual Automotive Aftermarket Symposium."

– 1979

Gabelli & Company, Inc. picks Lin Broadcasting as its Stock Pick of the 1980's.

– 1980

Mario J. Gabelli first appears on BARRON's Roundtable.

– 1982

Assets under management exceed $100 mn.

In May, Gabelli & Company, Inc. co-manages its first underwriting, the IPO of General Magnaplate Corporation.

Mario J. Gabelli first appears on Wall Street Week With Louis Rukeyser.

– 1984

Gabelli & Company, Inc. raises capital through a private placement offering of securities to establish alternative investment funds: arbitrage, private investment and venture capital funds.

GAMCO is ranked #1 money manager in the U.S. by CDA.

– 1985

Established Gabelli Associates Fund, a non-market correlated arbitrage fund. Gabelli-Rosenthal, an LBO Investment Partnership is launched in July.

Our first decade ends with $900 million in assets under management.

Our Second Decade 1986 - 1995

– 1986

On March 3, 1986, our first mutual fund, the no-load Gabelli Asset Fund is launched.

Gabelli Equity Trust, our first closed-end fund, is offered in August, breaking the record as the largest closed-end fund.

GAMCO Investors, Inc. hosts its First Annual Client Conference in Rye, NY.

– 1987

Gabelli Growth Fund, our second no-load fund, is started.

GAMCO Investors, Inc. is presented the Honeywell Pension Investment Award for compounding assets at 38% over the first five years of stewardship.

– 1988

First West Coast relationship center opens.

– 1989

Shearson Lehman Hutton Inc. helps raise over $1.1 bn for the Gabelli Value Fund - our first load fund.

Conoco Master Trust awards GAMCO for its unique Private Market Value approach.

Gabelli Associates Limited, our first offshore fund, is launched.

– 1990

GAMCO inducts the inaugural members into its Management Hall of Fame at the United Nations in NY.

– 1991

Inaugural Pump, Valve & Motor Symposium.

Corporate Headquarters relocated to Rye, NY.

Gabelli Equity Trust completes first of four Rights Offerings and raises $63 mn.

– 1993

Gabelli sponsors the Roger Murray Lecture series in Value Investing at the MT&R in NYC.

Gabelli Funds introduces the Global Series of Mutual Funds.

– 1994

Gabelli Global Multimedia Trust is formed through a spin-off of $64.5 mn of assets from Gabelli Equity Trust.

Forms new investment adviser to the Gabelli Westwood Family of Funds in October. Assets in Gabelli Westwood grow from $30 mn to nearly $ 400 mn in 4 years.

– 1995

Gabelli Convertible Fund with $89 mn in assets becomes the first open-end fund in over 30 years to successfully convert to a closed-end fund.

Inaugural Aircraft Supplier Conference.

Mario J. Gabelli is the Graham & Dodd Value Investing speaker in NY, hosted by Columbia University Graduate School of Business.

Gabelli forms venture capital partnerships - Alce Partners and Gabelli Multimedia Partners.

Second decade ends with $9.3 billion in assets under management and $89 million in revenues.

Our Third Decade 1996 - 2005

– 1996

Joins first No Transaction Fee ("NTF") Supermarket Program - adding more than $50 mn of new cash flows by year-end.

– 1997

The Gabelli Family of Funds honored as the top performing mutual fund family of the year by Mutual Fund Magazine.

Morningstar names Mario J. Gabelli 1997 Domestic Equity Fund Manager of the Year.

GAMCO's 20th Anniversary at the Metropolitan Museum's Temple of Dendur.

– 1998

AUM surges $3 bn to close the year at $16.3 bn.

– 1999

Gabelli Asset Management Inc. is formed, raising $100 mn in an IPO and is listed on the New York Stock Exchange (NYSE: GBL).

Gabelli Equity Trust spins-off $80 mn Utility Trust.

Gabelli Global Partners formed as our first investment partnership organized as a master feeder structure.

Gabelli Funds assumes management of Mathers Fund.

– 2000

Gabelli Opens office in London, March 2000.

Gabelli University Press publishes - Deals . . . Deals . . . And More Deals.

Introduces Gabelli European Partners L.P., a European equity long/short fund.

– 2001

Ten year $100 mn, 6.5% convertible note sold to Cascade Investment LLC., convertible to Class A common stock at $53 per share.

Gabelli Alternatives Client luncheon held in London, September 20th, 2001, just after 9/11.

Assets in closed-end mutual funds approached $2 bn.

Gabelli achieves record earnings of $61.1 mn - $2.03 per share.

AUM climbs to a record level at $24.8 bn at December 31, with net cash inflows in excess of $2.7 bn for the year.

– 2002

Gabelli offers $110 mn of convertible securities.

GAMCO agrees to acquire Minnesota-based Woodland Partners.

– 2003

Inaugural Dental & Veterinary Conference.

Hosts Dividends Conference at Paley Center in NY.

Gabelli Dividend & Income Trust IPO raises $1,654 mn.

Pays initial quarterly dividend of $0.02 per share.

– 2004

Global Utility & Income Trust IPO raises $58 mn.

GAMCO pays $1.00 per share special dividend.

S&P awards GAM GAMCO AAA rating.

– 2005

GAMCO files Shelf Registration totaling $400 mn.

Gabelli Global Gold, Natural Resources & Income Trust IPO raises $352 mn.

Joel Greenblatt is the first recipient of the Graham & Dodd, Murray, Greenwald Prize for Value Investing.

Shareholders change name of public company to GAMCO Investors, Inc.

Third decade ends with $26.8 billion in assets under management and $252 million in revenues.

— (Y)our Team —

Our Fourth Decade 2006 - 2015P

– 2006

Gabelli & Company introduces the Focus Five, a quarterly report of the broker dealer's best ideas.

Inaugural Water Infrastructure Conference.

Martin J. Whitman awarded Gabelli Prize.

– 2007

The GDL Fund IPO raises $425 million.

Robert W. Bruce, former CIO of Fireman's Fund, awarded Gabelli Prize.

Spin-off of Gabelli Healthcare & Wellness Trust by Gabelli Equity Trust.

GAMCO Pays $1.00 special dividend.

Gabelli SRI Green fund launched.

GAMCO establishes beach head in Asia.

Karl Otto Pöhl named Director Emeritus of GAMCO Investors, Inc.

– 2008

Gabelli Funds becomes Advisor to Gabelli Enterprise Mergers & Acquisitions Fund.

GAMCO pays $1.00 special dividend.

GAMCO issues $60 mn convertible debenture to Cascade.

GAMCO establishes Hong Kong Office.

Jean Marie Eveillard awarded Gabelli Prize.

GAMCO pays $0.90 per share special dividend.

– 2009

GAMCO spins-off Teton Advisors to Shareholders.

GAMCO pays $2.00 per share special dividend.

Prof. Richard H. Thaler, Ph.D. awarded Gabelli Prize.

– 2010

GAMCO hosts 25th Client Research & Review Symposium on May 14, 2010 at the Pierre Hotel in New York, NY.

Charles M. Royce awarded Gabelli Prize.

Gabelli Arbitrage team launches Gabelli Associates Fund II E Limited for ERISA investors.

Gabelli Green Long/Short Fund launched.

GAMCO launches GAMCO Strategic Value UCIT III SICAV.

GAMCO pays $0.90 per share special dividend.

GAMCO pays $4.00 special dividend per share in combination of $0.80 in cash and $3.20 in face value of zero coupon debentures.

Gabelli/GAMCO Funds mutual funds end year with 87.4% of assets rated 4 and 5 stars by Morningstar.



(Y)our team at the Greenwich, CT Library in January 2011.

This year we would like to highlight the careers of two individuals who have contributed to the growth and success of our firm over the past three decades.

Joseph R. Rindler



Joseph R. Rindler was a founding shareholder and board member of Gabelli & Company, Inc. in 1976. Joe began his career in the finance department of Olin Corporation in Connecticut, eventually rising to Chief Financial Officer of its Specialty Services Group before moving on to Savin Corp. in 1982, where he was the Vice President & Controller.

Joe was a classmate of Mario Gabelli at Fordham University and Columbia Graduate School of Business. Finally, in 1986, Joe joined GAMCO full time as a managing director where his first order of business was to establish our office in Greenwich, Connecticut.

Over the next decade, Joe was very successful in raising assets for GAMCO. In 1996, Joe was named Chairman of GAMCO Asset Management. He continued in this role until throttling back his day to day involvement in 2006. Today, Joe continues to work with a number of investors (and prospective investors) in our investment partnerships, as well as participating on the advisory boards and board of directors of several of our affiliates and offshore funds.

James G. Webster III



Soon after Gabelli & Company opened its doors, James G. Webster III joined Gabelli in institutional research sales in August 1978. A graduate of Brown University, Jim was a Destroyer Officer in the Navy before launching his investment career with H.C. Wainwright in 1962. He moved to William D. Witter & Company in 1968 where he first met Mario Gabelli. Jim later took over the helm of First Boston's Zurich office before shutting it down in July 1978. When Jim left First Boston in Switzerland, he took a week before joining Gabelli at 40 Wall Street in August 1978.

For the next 15 years, Jim focused on building the Institutional Equity Sales department at Gabelli. He later became Chairman of the institutional research brokerage firm, a role that he continues to hold today. In 1992, Jim elected to try something new, and headed to Reno, Nevada to open an office for Gabelli. With nearly 20 years in Reno, this New Jersey native has become an active member of the community, having received a number of civic awards on top of his duties at Gabelli.

— Gold in China: The "New Old" Investment —

The Chinese first used currency in the form of the shells of sea snails about 4000 years ago. Throughout the long history of Chinese civilization, currency has taken many other forms including rolls of silk, copper coins, and silver and gold bars. As we enter the second decade of the 21st century, and the value of paper money in China is questioned, it seems as if gold may be regaining its status as a true store of value. The multi-year bull market in gold continued in 2010 as demand remained robust. The price of gold increased from $1100 per ounce at the beginning of 2010 to $1420 per ounce by the end of the year.

A remarkable aspect of demand dynamic surrounding gold is the bifurcation in consumer demand between the world's emerging and developed economies. According to the World Gold Council, total consumer gold demand rose by 22% in 2010 from 2009. While consumer demand in developed economies, including the USA, declined by 10% on average, demand in developing economies increased by 45%.

While India maintained its status as the world's largest consumer of gold with demand increasing by 66% to 963 metric tons in 2010, China's total consumer demand of 607 metric tons in 2010 marked a 29% increase from 2009. More notable from a Chinese demand perspective is the 88% increase in investment demand in China in the form of small bars and coins. China's consumer investment demand in 2010 totaled 180 metric tons, an increase from 95 metric tons in 2009. This 180 metric tons represents 7% of total annual gold production. China is now a net importer of gold despite its status as the world's largest gold producing country.


Real Consumer Savings Rate in China
4
3
2
1
0
-1
-2
-3
-4
Jun-09
Aug-09
Oct-09
Dec-09
Feb-10
Apr-10
Jun-10
Aug-10
Oct-10
Dec-10
Source: Bloomberg

As inflation picks up in China and interest rates remain low, Chinese consumers are experiencing negative real savings rates on their bank deposit accounts. While prices for daily consumable goods are increasing at a 5% rate according to Chinese government statistics, the short term savings rate being offered by Chinese savings banks is only 0.4% for demand deposits, and 2.5% for the equivalent of a 3-month CD. The real savings rate for Chinese consumers is negative 2.5% even if we assume a consumer will choose the 3-month savings option. Chinese consumers are searching for a means by which they may be able to maintain the value of their savings as holding currency or depositing savings in a bank will lead to a deterioration in purchasing power. Plainly speaking, holding paper money in China is currently a money losing proposition.

Gold is increasingly becoming the "new old" savings instrument in China as prices of other potential savings instruments, including real estate and stocks, become prohibitively expensive or are subject to very volatile swings in value. The Chinese government also seems to be very supportive of such a change in behavior by Chinese consumers. In August of 2010 the People's Bank of China issued a statement outlining a program of policy measures aimed at facilitating the purchase of gold by Chinese retail consumers. These measures included allowing more Chinese banks to trade bullion, and pursuing programs which would encourage the establishment of gold-linked investment products.

Much of the increase in prices of every day goods in China is a result of "hot money flows" into the country. As developed economies use quantitative easing (money creation) to battle the negative affects to economic growth of a de-levering consumer, this new money needs to find a home. Much of this money is flowing into the world's growing economies, such as China. This situation is compounded in China by the government's policy of pegging its currency the Renminbi (RMB) to the US dollar through a policy of intervening in the currency markets. Given China's fixed rate currency policy, the renminbi cannot appreciate in value as this newly created money flows into the country. Instead, investors searching for a means to deploy their cash into the growing Chinese economy are buying real estate, farm land, and other investable assets. As the prices of assets rise, the cost of living for the average citizen also rises. Chinese consumers need to find a means by which they can maintain their purchasing power, and are going back to gold as a store of value.

So long as the central banks of developed countries continue to push paper currency into the system through their implementation of loose monetary policy and China continues its growth trajectory and currency peg, the prices of goods will increase, and demand for gold will be robust as it continues to act as a savings instrument for Chinese consumers.

We also believe there will be tailwinds to the gold price if the renminbi is allowed to float and is no longer pegged to the US dollar. In very simple terms, at the renminbi's current 6.6 to 1 exchange rate to the dollar, a $1400 one ounce bar of gold that a Chinese consumer buys at his local gold store costs 9400 renminbi ($1400 x 6.6). The International Monetary Fund estimates that the renminbi is undervalued by 40% based on purchasing power parity. If the renminbi were valued appropriately then instead of being 6.6 renminbi per USD as is currently the case, the exchange rate would adjust to 4 renminbi per USD. If the renminbi were therefore allowed to float freely and its value was determined by market forces, the price of the $1400 one ounce bar for the Chinese consumer would decline by 40% to 5600 renminbi ($1400 x 4). Gold would all of a sudden be "on sale" in China. With demand from Chinese consumers continuing, the price of gold would most likely find its way back to 9400 renminbi per ounce. This 9400 RMB would now be worth $2350 given the new exchange rate (9400 RMB / 4). The price of gold in US dollar terms would spike.


Price per oz. in RMB assuming fair value of RMB
10000
9500
9000
8500
8000
7500
7000
6500
6000
5500
5000
Jan-00
Aug-09
Oct-09
Dec-09
Mar-10
May-10
Jul-10
Oct-10
Dec-10
Source: Bloomberg and International Monetary Fund

Although we do not expect these events to transpire in this manner, we do expect the value of the renminbi to increase over time. The value of gold should then increase in US dollar terms as the Chinese consumer takes advantage of gold "on sale."

Gold has been and will always be money. As Chinese consumers continue to experience the negative effects of holding paper money, gold will continue to act as a refuge for a store of value.

— "Growth Investing" —



Howard F. Ward, CFA
joined GAMCO Investors, Inc. in 1995 as Senior Vice President and Portfolio Manager of the GAMCO Growth Fund. In 2004 he was named Director of Growth Products. Prior to joining Gabelli, Howard spent twelve years at Scudder, Stevens and Clark where he served as Managing Director and Product Leader of Scudder's large capitalization growth product and lead portfolio manager of the Scudder Large Company Growth Fund and the Scudder Balanced Fund. Howard is a Chartered Financial Analyst and a member of the New York Society of Security Analysts. He graduated from Northwestern University in 1978 with a BA in economics.

Growth stocks, like the overall market, continued to recover in 2010. We believe we are well positioned for the investment climate we expect in 2011. It is time for large cap growth. The outperformance of smaller cap stocks over the past decade is well documented. Differences in returns between growth and value, as well as between large and small caps, are cyclical by nature. There can be no denying the contraction in valuation multiples accorded large cap stocks over the past decade, and it was their high valuation in early 2000 that handicapped performance until the March of 2009 market low.

Ten years ago, the Standard & Poor's 500 Stock Index (good proxy for large cap) was priced at 28 times forward earnings. Today, the level is just half that. The fact that the Index price (excludes dividends) fell 14% for the past ten years was not a failure of earnings growth. Operating earnings for the Index in 2000 were $56. In 2010 they were $87 (an increase of 55%) and in 2011 they should reach $93. During this same period, operating earnings for the small cap Russell 2000 Index rose from $17 in 2000 to $27 in 2010, a gain of 59%. Unlike the S&P 500, the Russell 2000 rose 55% in price over the past 10 years (ended 12/31/10), in line with earnings. It would be no surprise if the next valuation adjustment for large cap stocks was upward, making a positive contribution to performance.

Large cap stocks in general offer three attributes friendly to investors, in addition to a very reasonable valuation level. Most pay dividends during a time when investment income is prized by many investors, particularly those nearing or in retirement, while interest rates are too low to offer a healthy income stream without taking considerable maturity or quality risk. Additionally, most large caps offer exposure to the global economy, doing business in multiple regions and currencies. They can provide an easy way to capture some participation in emerging market growth. Large caps are also highly liquid securities. Investors can move in or out of this market segment easily. Many large institutions appear to be under-represented in common stocks relative to historical weightings and may desire to rebalance their asset mix in favor of stocks. Large caps would seem to be the obvious starting point, given their liquidity, relative valuation, and underperformance during the past decade.

We have positioned our growth portfolios to benefit from continued global growth. We believe the sweet spot of the economic recovery has been and will continue to be manufactured goods that meet the needs of the emerging markets. These goods are both industrial and technology products. Additionally, the urbanization of China is driving demand for many basic materials and energy products and services. We believe this is a secular trend given the massive infrastructure needs of China and other emerging markets, giving many of these companies a wind at their back, albeit somewhat volatile. We feel we will be rewarded for owning the businesses that supply the emerging markets with the goods they demand.

We remain and expect to remain more heavily weighted toward energy stocks than most growth funds. We are biased toward oil but like natural gas too. We believe oil prices will have an upward bias in the years ahead. It is likely that over the next 5 years, today's spare production capacity estimated at around 4 million barrels per day, will disappear given current demand trends in the emerging markets. We are addicted to oil and have not taken the measures needed to diversify our energy supply. It remains to be seen if new drilling technology will diminish these concerns in a timely fashion. Moreover, turmoil in the Middle East is continuing to build, raising fear of future supply disruptions.

At this time, Egypt is ruled by its army and the path to democracy is unclear. Libya is having a civil war with no good outcome likely. Bahrain has just declared a state of emergency and asked the Saudis and others to send troops to help them put down a brewing rebellion. This has upset Iran, which has protests of its own. Iraq remains a work in progress and some fear it will splinter into territories (Kurds, Sunnis, and Shiites) after we pull our troops out in 2012. Yemen, Jordan, Syria, Algeria, and Oman are all unsettled. All of this of course makes Israel nervous and should encourage Washington to develop an energy policy that promotes natural gas, Canadian oil sands, and alternative fuels like wind and solar.

Technology represents about one-fifth of our portfolio. For some time, our two largest holdings have been Apple and Google. We continue to favor them. Our other core holdings in technology are IBM, Qualcomm, EMC, and Microsoft. Microsoft's stock has disappointed although earnings have compounded at a 12% rate over the past 5 years. We note that IBM stock did nothing for 10 years and then doubled in the past two years.

Our growth portfolios remain somewhat cautiously positioned with respect to both domestic consumer spending and financial services. We were surprised at the strength of consumer spending in 2010 given the lack of job growth. That hurt us as many consumer discretionary stocks did well. With higher food and energy prices and still sluggish job growth, we feel our position is appropriate, as discretionary dollars are limited. It is likely that the economy's rate of growth will slow over the course of 2011. This is a possible headwind for financial service stocks like banks that have substantial real estate assets. Those assets are problematical given the general weakness in housing. We see limited growth for the banking sector overall and view the industry as more interesting for value investors at this time. Our investment in the healthcare sector remains modest as well. We see ongoing cost pressures, few meaningful new drug approvals and uncertainty regarding healthcare legislation as limiting the appeal of the healthcare industry. Healthcare appears to offer more value than growth.

We expect the stock market to remain volatile, fueled by less than perfect economic data and geopolitical risk. In the end, we think this will be a rewarding year for investors in common stocks and large cap growth in particular. There will be challenges. We shall do our best to meet them with our emphasis on quality companies selling at historically defensible valuations.

HALL OF FAME

In 1990, we established the GAMCO Management Hall of Fame to honor corporate executives for their outstanding contributions in enhancing shareholder value. The selection process starts with our research on the company.

Each Honoree has passed rigorous criteria including:
– creating shareholder wealth
– earning a superior rate of return over the long term
– practicing the virtues of capital accumulation
– enhancing our clients' and shareholders' investment success

In light of the harsh treatment accorded CEO's created by issues with Enron, WorldCom and Adelphia and the challenges to the "American" concept of CEO, we thought it appropriate and timely to thank the system of corporate governance that has made America and our form of capitalism so dynamic and successful. It is also appropriate to share with you our Hall of Fame Honorees.


Robert B. Allen
Brink's Home Security
2010


Roger Carr
Cadbury Plc.
2010


James "Jim" V. Mazzo
Advanced Medical Optics
2010


Robert C. Pohlad
PepsiAmericas, Inc.
2010


Joseph P. Hayden, III
Midland Company
2009


Murray S. Kessler
UST Inc.
2009


C.S. "Dean" Liollio
EnergySouth, Inc.
2009


Dean J. Mitchell
Alpharma Inc.
2009


Craig A. Rogerson
Hercules Inc.
2009


Lewis M. Kling
Flowserve Corporation
2008


Stephen F. Bollenbach
Hilton Hotels Corporation
2007


Robert M. Haddock
AZTAR Corporation
2007


Floyd W. Pickrell
Sybron Dental Specialties
2007


Timothy C. Brown
Thomas Industries Inc.
2006


Paul J. Evanson
Allegheny Energy, Inc.
2006


Mark G. Kachur
Cuno Incorporated
2006


Burton M. Tansky The
Neiman Marcus Group
2006


Jean-Rene Fourtou
Vivendi Universal
2005


Dan K. Wassong
Del Laboratories
2005


Robert C. Woodworth
Pulitzer Inc.
2005


John D. Zeglis
AT&T Wireless
2005


T. Kevin Dunnigan
Thomas & Betts
2004


Meyer Feldberg
Columbia University
Graduate School of Business
2004


Charles W. Grigg
Selkirk Americas, L.P.
2004


James S. Haines, Jr.
Westar Energy
2004


Lillian Vernon
Lillian Vernon Corp.
2004


John W. Madigan
Tribune Company
2003


Richard L. Bready
Nortek, Inc.
2003


Martin R. Benante
Curtiss-Wright Corp.
2003


W. Patrick McGinnis
Nestlé Purina PetCare Co.
2003


Alan Abelson
Editor, Barron's
2002


John W. Stanton
VoiceStream Wireless
2002

HONOREES


Gerald M. Levin
AOL Time Warner, Inc.
2002


Sal H. Alfiero
Mark IV Industries, Inc.
2001


James Carroll
Wynn's International Inc.
2001


Edgar M. Cullman
General Cigar Holdings, Inc.
2001


Michael R. Bonsignore
Honeywell, Inc.
2000


J. Atwood Ives
Eastern Enterprises
2000


Charles R. Lee
Verizon Corporation
2000


Leonard Tow
Citizens Communications
2000


Charles F. Dolan
Cablevision Systems
1999


Robert L. Johnson
BET Holdings, Inc.
1999


Jay B. Langner
Hudson General Corp.
1999


Daniel J. Miglio
So. New Eng. Telephone
1999


Andrew Lozyniak
Dynamic Corporation
1998


John C. Malone
Tele-Communications, Inc.
1998


Timothy B. Robertson
International Family
1998


Joseph P. Walker
CTS Corp.
1998


Harvey Golub
American Express Co.
1997


Henry R. Kravis
Kohlberg Kravis Roberts
1997


William P. Stiritz
Ralston Purina Co.
1997


Rand V. Araskog
ITT Corporation
1996


Robert E. Hamby, Jr.
Multimedia, Inc.
1996


Thomas S. Murphy
Capital Cities/ABC
1996


Roger F. Murray
Columbia University
Graduate School of Business
1996


Neison Harris
Pittway Corp.
1995


Barron Hilton
Hilton Hotels Corp.
1995


Miles L. Marsh
Pet Inc.
1995


Philip Wm. Colburn
Allen Telecom Inc.
1994


Martin S. Davis
Paramount Communications
1994


William O. Taylor
Affiliated Publications
1994


LeRoy T. Carlson
Telephone & Data
Systems
1993


LeRoy T. Carlson, Jr.
Telephone & Data
Systems
1993


Frederick Mancheski
Echlin Inc.
1993


Richard A. Smith
Harcourt General
1993


John P. Frazee, Jr.
Centel Corp.
1992


Sumner M. Redstone
Viacom International
1992


Steven J. Ross
Time Warner Inc.
1992


O.Wayne Rollins
Rollins, Inc.
1991


Lew R. Wasserman
MCA, Inc.
1991


Charles Wohlstetter
Contel Corp.
1991


Richard B. Black
Maremont Corp.
1990


Herbert J. Siegel
Chris-Craft Industries
1990


Donald A. Pels
LIN Broadcasting Corp.
1990

— Mutual Funds —
— Our Ten Closed-End Funds —



The Gabelli Natural Resources, Gold & Income Trust
GNT - Original Listing
January 27, 2011



The Gabelli Healthcare & Wellness^RX Trust
GRX - Original Listing
June 19, 2007



The Gabelli Equity Trust Inc.
GAB - Original Listing
August 14, 1986



The Gabelli Global Multimedia Trust Inc.
GGT - Original Listing
November 15, 1994



The GDL Fund
GDL - Original Listing
January 26, 2007



Gabelli Asset Management Inc.
GBL - Original Listing
February 11, 1999



Gabelli Convertible and Income Securities Fund Inc.
GCV - Original Listing
March 31, 1995



The Gabelli Global Gold, Natural Resources & Income Trust
GGN - Original Listing
March 31, 2005



The Gabelli Global Utility & Income Trust
GLU - Original Listing
May 28, 2004



The Gabelli Dividend & Income Trust
GDV - Original Listing
November 25, 2003



The Gabelli Utility Trust
GUT - Original Listing
July 12, 1999

Our desire to protect all the shareholders of one of our closed-end funds ran into unforeseen issues as motivated insurgents who were tied together in viewpoint strategy and tactics, descended in a well-orchestrated and perhaps undisclosed, attempt to force the directors of a particular fund to take actions not in the best interest of all but the pack. Protection of all our shareholders remains our main concern and exposure of this confederation and their interconnection is an ongoing process.

— Mutual Funds —

— Our Open-End Funds —

Business Team



Agnes Mullady

joined as Vice President of Gabelli Funds, LLC in 2006. She was named Senior Vice President of GAMCO Investors, Inc. in 2008, and as the President and Chief Operating Officer of the Open-End Fund Division of Gabelli Funds, LLC in 2011. Ms. Mullady also serves as an officer of all the open- and closed-end funds within the GAMCO/ Gabelli Funds Complex and oversees the financial reporting. Ms. Mullady served as the President of the Closed-End Fund Division of Gabelli Funds, LLC from 2007-10.

Prior to joining GAMCO Investors, Inc. in December 2005, Ms. Mullady was a Senior Vice President at U.S. Trust Company and Treasurer and Chief Financial Officer of the Excelsior Funds. She graduated with an accounting degree from Queens College, New York and has an MBA in Finance from the New York Institute of Technology.


Happy 25th Birthday!
GABELLI ASSET FUND
March 3, 1986
March 3, 2011



Bruce N. Alpert

joined as Vice President and Chief Operating Officer of Gabelli Funds, LLC in 1988. He was named Exec. Vice President of Gabelli Funds, LLC in 1999, and Senior Vice President of the GAMCO Investors, Inc. in May 2008. Mr. Alpert is an officer of all of the Gabelli/ GAMCO Funds and has also served as a director of Teton Advisors, Inc. from 1998, as President from 1998-08, and as Chairman from 2008-10.

Prior to joining GAMCO Investors, Inc., he worked at the InterCapital Division of Dean Witter. Before that, he worked at Smith Barney Harris Upham & Co. as Vice President and Treasurer. Mr. Alpert was an Audit Manager and Specialist at Price Waterhouse prior to that. Mr. Alpert holds a B.S. in Management Science and an M.B.A from Rensselaer Polytechnic Institute and is a Certified Public Accountant.

We provide advisory services to twenty one open-end funds under the Gabelli, GAMCO and Comstock brands. We launched our first open-end fund, The Gabelli Asset Fund, on March 3, 1986.

2010 was a good year for our Fund business. Aided by strong investment performance and a focused sales effort, our open-end mutual funds and closed-end funds were at $18.3 billion on December 31, 2010, representing approximately 56.4% of our total AUM. Our open-end equity mutual funds and closed-end funds had AUM of $16.7 billion which was 27.5% more than the $13.1 billion in AUM on December 31, 2009.

Our marketing efforts for the Mutual Funds are currently focused on increasing the distribution and sales of existing funds as well as creating new products for sale through various distribution channels. Approximately 28% of our AUM in open-end, equity mutual funds were raised through direct sales. Current dynamics are expected to continue to favor third party distribution channels including No-Transaction Fee ("NTF") programs as well as national, regional and independent brokerage firms. Throughout the year more than 90% of our $3 billion in mutual fund sales were obtained through third party distribution channels. We intend to expand our wholesaling efforts in anticipation of the investors who will seek advice through financial consultants.

Investment Team



Elizabeth M. Lilly, CFA, Portfolio Manager,
Laura S. Linehan, Portfolio Manager
Barbara G. Marcin, CFA, Portfolio Manager

— The Fifth Wave —



"Give a man a fish and you feed him for a day. Teach him how to arbitrage and you feed him forever".

*– **Warren Buffett***

GAMCO has focused on absolute returns since the firm was founded in 1977. We launched our first partnership, or hedge fund, in 1985 to invest in merger arbitrage. Our partnerships posted another solid year in 2010, with Gabelli Associates completing its twenty-third consecutive year of positive gross returns, up approximately 9% gross for the year.

In merger arbitrage, the investment process begins with the announcement of an acquisition, a deal. In most mergers an acquirer makes an offer for all of the target's stock; however, the target's shares usually trade at a discount, or spread, to the final deal price because of the time value of money, regulatory approval risk, financial risks and other risks specific to the transaction. Our role, as arbitrageurs, is to quantify and discount these factors and make investment decisions we believe compensate our Partners for the assumed deal-completion risk.

Merger arbitrage is a natural extension of the Private Market Value with a Catalyst® methodology employed at GAMCO, as the catalyst that surfaces a company's private market value is frequently a merger or acquisition. The Gabelli merger arbitrage portfolio team leverages the research capabilities of our more than thirty analysts to evaluate deal risk resulting from antitrust, regulatory, financing and timing as well as determine synergies, strategic considerations and whether another buyer might be interested in the target.

Our conviction that we are in the early innings of the "Fifth Wave" of merger and acquisition activity strengthened in 2010, as worldwide M&A activity totaled $2.4 trillion, an increase of 23% from $1.9 trillion in 2009. M&A activity increased in every sector year-over-year, with the exception of Financial Institutions and Healthcare. Despite a quiet start to the year, the global M&A market strengthened each quarter of 2010, with December being the most active month for dealmaking since July 2008, with nearly $300 billion in announced deals. Some examples of investments that benefitted our portfolio in 2010 included:



Eugene R. Bernardin, Moritz Poehl (rear)
Raffaele Rocco, Willis Brucker (front)

- 3Par agreed to be acquired by Dell on August 16th for $18 cash per share, valuing 3Par at $1.2 billion. Less than a week later, Hewlett-Packard bested Dell by offering $24.00 cash per share, setting off a fierce tug-of-war for 3Par. The bidding totaled eight rounds with Hewlett-Packard emerging victorious with its bid of $33 cash per share, valuing the transaction at $2.4 billion, an 83% premium to 3Par's original deal with Dell at $18.

- Cadbury plc, the famous British confectioner and maker of Stride and Trident gum, was acquired by Kraft Foods. Cadbury shareholders received 500 pence cash and 0.1874 shares of Kraft Foods common stock, valuing the transaction at approximately £13.5 billion, an increase of 14% over Kraft's initial bid of 300 pence cash and 0.2589 shares of Kraft common stock. Prior to Kraft's initially hostile approach, Gabelli & Co.'s research team published reports that pointed to Cadbury's decision to spin off its beverage business in 2007, and Mars' acquisition of Wrigley in 2008 as reasons why Cadbury was likely to be acquired. The merger arbitrage team leveraged Gabelli & Co.'s research to quickly analyze the proposal and establish a position.


DEALS . . .
DEALS . . .
AND MORE
DEALS
Risk Arbitrage –
The Announcement of a Merger is the Beginning of an Opportunity

There were an increased number of overbids and unsolicited approaches in 2010, underscoring a return of management confidence in their own business and the global economy, as well as highlighting attractive valuations in the market. Corporations maintain elevated levels of cash on their balance sheets earning little interest, debt markets remain favorable to new issuances and executives continue to seek to expand globally. We believe all these factors are harbingers of increased global deal activity, which bodes well for merger arbitrage spreads, and subsequently our returns. We remain committed to earning absolute returns for our Partners.

— Depend On Our Ideas —
— 2010 —

Ideas . . . Focus . . . Innovation

Marcellus:
A View From Our Drill Site Visit

Technology Play + Politically Safe Energy

COFFEE

GROWTH
ONE CUP AT A TIME

CNH Global N.V. (CNH - $27.83 - NYSE)

E
P
S

P
M
V

Health Care Reform: New Opportunities

Monsanto Company
(MON - NYSE)

Madison Square Garden, Inc.
(MSG – NASDAQ)

MANAGEMENT

Molycorp, Inc.
(MCP – $34.26 – NYSE)
Visit to Mountain Pass Mine

Mead Johnson Nutrition (MJN - $52.19 - NYSE)

Baldor Electric (BEZ – $37.10 – NYSE)

CASHFLOW

NEXTEL
Gateway to Latin America

NII Holdings, Inc.
(NIHD - $40.04 - NASDAQ)

R E S E A R C H

— Private Wealth Management —

Our client portfolios turned in a very strong 2010, trumping the mindless-indexing by wide-margins. Inventory restocking sparked the nascent economic recovery and the markets moved in lockstep despite modest setbacks caused by the Euro crisis and the "Flash Crash" in May. By the end of the third quarter, Bernanke's Super-Pumper (QE2) and the Republican landslide victory were just around the corner. By year end everything – the sun, the moon, the stars appeared to be in perfect alignment. For our part, merger activity and corporate restructuring along with a significant recovery in industrial and media stocks led to the substantial outperformance for client portfolios. As we look to the balance of 2011 and beyond, we will continue to do what we have done best since 1977 – invest in companies based on our Private Market Value with a Catalyst® approach.



Paul M. Montrone, CEO & President, Perspecta Trust

From inception in 1977 through year-end 2010, GAMCO has earned a 17.2% gross annual return compared to the S&P 500's 11.3% annual gain. Over the long term, we generated these returns with less risk and lower volatility than the overall market. We are committed to generating superior risk-adjusted returns in a tax-efficient manner. Over the past 33 years we added other investment styles to complement our value strategy. Throughout, the common thread of the various investment approaches is that they all remain embedded in fundamental research. At the core is our proprietary, research-driven, stock selection methodology without using leverage or derivatives. Our long-term buy-hold, tax-sensitive strategy works.

The foundation of our intense research is the notion of investing in a cash-generating business with a solid franchise that is selling at an attractive discount from its Private Market Value. This discount provides us with a margin of safety. We then identify a catalyst that can bring the underlying value to the surface.

One catalyst can be the potential for a corporate merger. In 2010, we had a number of deals in our portfolios: Alberto Culver is being was acquired by Unilever, Baldor Electric by ABB, Hawk Corporation was acquired by Carlisle Companies, Bowne & Co. was acquired by R.R. Donnelly, Del Monte Foods entered into a going private transaction with a group led by KKR. Equally significantly, corporate restructurings accelerated. ITT Corporation, Sara Lee Corporation and Fortune Brands announced plans to refocus strategic directions by splitting the company into two or more separately traded public companies. We initially invested in each of these companies because they had characteristics that made them attractive to an acquirer within their industry. We were able to invest with a margin of safety and patiently wait for the catalyst to emerge.

Over the next two to three years, as global economic conditions rebound and large companies look for growth, merger activity will continue to accelerate. We expect a significant level of merger activity that will contribute materially to our portfolio returns in the coming years.

Our Investor Symposium

Each year we hold an investment seminar for our private wealth management and institutional clients. In 2010, we had the privilege of having presentations from a number of guest speakers, including Eric Fast, CEO of Crane Corporation and Philippe Dauman, CEO and President of Viacom Inc., along with invaluable insights into the fall elections from our mutual fund board director, Frank Fahrenkopf. We look forward to seeing our clients on Friday, May 13th at the Pierre Hotel in New York City to discuss our investment ideas and provide an outlook for the coming year.



Christopher J. Marangi, Assoc. Portfolio Manager, Philippe P. Dauman, President & CEO, Viacom Inc.

Assets Under Management

($ in millions)

	December 31, 2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	% CAGR 12/00-12/10
Equity:												
Mutual Funds	$10,242	$9,655	$7,651	$11,150	$11,957	$12,558	$13,794	$15,686	$9,931	$13,085	$16,723	5.0 %
Institutional and High Net Worth												
Direct	8,248	8,855	7,410	9,107	9,881	9,550	10,282	10,708	6,861	9,312	11,005	2.9
Sub-advisory	1,894	2,658	2,580	3,924	3,706	2,832	2,340	2,584	1,585	1,897	2,637	3.4
Total Equity	20,384	21,168	17,641	24,181	25,544	24,940	26,416	28,978	18,377	24,294	30,365	4.1
Fixed Income:												
Mutual Funds	1,425	1,781	1,963	1,703	1,488	724	734	1,111	1,507	1,721	1,616	n/m
Institutional and High Net Worth	859	720	613	504	388	84	50	24	22	26	26	n/m
Total Fixed Income	2,284	2,501	2,576	2,207	1,876	808	784	1,135	1,529	1,747	1,642	n/m
Investment Partnerships:												
Investment Partnerships	437	573	578	692	814	634	491	460	295	305	515	1.7
Total Assets Under Management	$23,105	$24,242	$20,795	$27,080	$28,234	$26,382	$27,691	$30,573	$20,201	$26,346	$32,522	3.5
Assets Under Management:												
Mutual Funds	$11,667	$11,436	$9,614	$12,853	$13,445	$13,282	$14,528	$16,797	$11,438	$14,806	$18,339	4.6
Institutional and High Net Worth												
Direct	9,107	9,575	8,023	9,611	10,269	9,634	10,332	10,732	6,883	9,338	11,031	1.9
Sub-advisory	1,894	2,658	2,580	3,924	3,706	2,832	2,340	2,584	1,585	1,897	2,637	3.4
Investment Partnerships	437	573	578	692	814	634	491	460	295	305	515	1.7
Total Assets Under Management	$23,105	$24,242	$20,795	$27,080	$28,234	$26,382	$27,691	$30,573	$20,201	$26,346	$32,522	3.5 %

n/m - not meaningful

Notes on Non-GAAP Financial Measures

A. Operating income before management fee expense is used by management for purposes of evaluating its business operations. We believe this measure is useful in illustrating the operating results of the Company as management fee expense is based on pre-tax income and includes non-operating items including investment gains and losses from the Company's proprietary investment portfolio and interest expense.

Reconciliation of Non-GAAP Financial Measures to GAAP:

The reconciliation of operating income before management fee to operating income for each of the four quarters in 2009 and 2010 is computed as follows (in thousands):

	2009 1st QTR	2009 2nd QTR	2009 3rd QTR	2009 4th QTR	2009 Full Year	2010 1st QTR	2010 2nd QTR	2010 3rd QTR	2010 4th QTR	2010 Full Year
Operating income before management fee	$12,851	$14,965	$19,498	$34,654	$81,968	$21,818	$23,960	$23,049	$34,215	$103,042
Management fee	1,349	2,304	2,638	3,467	9,758	2,448	1,380	3,540	4,645	12,013
Operating income	$11,502	$12,661	$16,860	$31,187	$72,210	$19,370	$22,580	$19,509	$29,570	$91,029

B. We believe adjusted cash and investments is a useful measure of the Company's liquidity for analytical purposes. Cash and investments from consolidated partnerships are excluded as the Company does not have access to them.

Cash and investments as adjusted have been computed as follows (in millions):

	December 31, 2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010
Cash and cash equivalents	$ 69	$305	$311	$387	$257	$173	$138	$168	$338	$401	$170
Investments (marketable securities)	191	115	218	228	306	415	480	367	210	114	267
Totalcash and investments (marketable securities)	260	420	529	615	563	588	618	535	548	515	437
Amounts payable to /receivable from brokers	—	(8)	(17)	(5)	5	6	17	32	15	30	45
Adjusted cash and investments (marketable securities)	260	412	512	610	568	594	635	567	563	545	482
Investments (available for sale)	—	7	6	67	76	81	102	127	76	96	102
Subtotal adjusted cash and investments	260	419	518	677	644	675	737	694	639	641	584
Less: Cash & investments from consolidated partnerships *	—	—	—	—	—	(3)	(15)	(6)	(4)	(2)	(30)
Total adjusted cash and investments	$260	$419	$518	$677	$644	$672	$722	$688	$635	$639	$554

* In accordance with GAAP, the Company began consolidating certain partnerships and offshore funds beginning January 1, 2005.

Quarterly Financial Data

2010 - 2009

(In thousands, except per share data)

	2010				
	1ST Quarter	2ND Quarter	3RD Quarter	4TH Quarter	Full Year
Income Statement Data:					
Revenues	$59,998	$62,499	$62,443	$95,440	$280,380
Expenses	38,180	38,539	39,394	61,225	177,338
Operating income before management fee	21,818	23,960	23,049	34,215	103,042
Investment income/(loss)	6,047	(6,708)	15,928	15,029	30,296
Interest expense	(3,292)	(3,406)	(3,295)	(1,991)	(11,984)
Other income (expense), net	2,755	(10,114)	12,633	13,038	18,312
Income before management fee, income taxes and noncontrolling interest	24,573	13,846	35,682	47,253	121,354
Management fee	2,448	1,380	3,540	4,645	12,013
Income before income taxes and noncontrolling interest	22,125	12,466	32,142	42,608	109,341
Income taxes	8,294	4,401	11,686	14,945	39,326
Net income	13,831	8,065	20,456	27,663	70,015
Noncontrolling interest	105	16	350	752	1,223
Net income attributable to GAMCO	$13,726	$8,049	$20,106	$26,911	$68,792
Net income per share:					
Basic	$0.50	$0.30	$0.75	$1.00	$2.55
Diluted	$0.50	$0.30	$0.73	$0.99	$2.52
Total shares outstanding:					
As on December 31					27,053

	2009				
	1ST Quarter	2ND Quarter	3RD Quarter	4TH Quarter	Full Year
Income Statement Data:					
Revenues	$43,359	$45,171	$51,582	$78,002	$218,114
Expenses	30,508	30,206	32,084	43,348	136,146
Operating income before management fee	12,851	14,965	19,498	34,654	81,968
Investment income	3,870	11,531	10,257	3,325	28,983
Interest expense	(3,234)	(3,435)	(3,296)	(3,325)	(13,290)
Other income, net	636	8,096	6,961	—	15,693
Income before management fee, income taxes and noncontrolling interest	13,487	23,061	26,459	34,654	97,661
Management fee	1,349	2,304	2,638	3,467	9,758
Income before income taxes and noncontrolling interest	12,138	20,757	23,821	31,187	87,903
Income taxes	3,988	7,133	8,913	11,727	31,761
Net income	8,150	13,624	14,908	19,460	56,142
Noncontrolling interest	(62)	308	257	106	609
Net income attributable to GAMCO	$8,212	$13,316	$14,651	$19,354	$55,533
Net income per share:					
Basic	$0.30	$0.49	$0.54	$0.71	$2.03
Diluted	$0.30	$0.48	$0.53	$0.70	$2.02
Total shares outstanding:					
As on December 31					27,605

See Notes on Non-GAAP Financial Measures on page 18.

Condensed Consolidated Balance Sheet

(in thousands)

	December 31, 2010	December 31, 2009
ASSETS		
Investments (including cash and cash equivalents)	$ 557,958	$ 620,586
Receivables	95,118	68,713
Other assets	19,660	18,510
Total assets	$ 672,736	$ 707,809
LIABILITIES AND EQUITY		
Compensation payable	$ 23,771	$ 13,302
Income taxes payable	23,225	8,523
Accrued expenses and other liabilities	50,568	42,008
Sub-total	97,564	63,833
5.5% Senior notes (due May 15, 2013)	99,000	99,000
6% Convertible note (conversion price, $53.00 per share)	-	39,851
6.5% Convertible note (conversion price, $66.89 per share)	-	60,000
Zero coupon subordinated debenture (Face Value: $86.4 million due December 31, 2015)	59,580	-
Total liabilities	256,144	262,684
Redeemable noncontrolling interest	26,984	1,464
Stockholders' equity	386,029	439,618
Noncontrolling interest	3,579	4,043
Total equity	389,608	443,661
Total liabilities and equity	$ 672,736	$ 707,809

Information derived from audited financial statements on Form 10-K.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

Our disclosure and analysis in this Annual Report contain some forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements because they do not relate strictly to historical or current facts. They use words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," and other words and terms of similar meaning. They also appear in any discussion of future operating or financial performance. In particular, these include statements relating to future actions, future performance of our products, expenses, the outcome of any legal proceedings, and financial results. Although we believe that we are basing our expectations and beliefs on reasonable assumptions within the bounds of what we currently know about our business and operations, there can be no assurance that our actual results will not differ materially from what we expect or believe. Some of the factors that could cause our actual results to differ from our expectations or beliefs include, without limitation: the adverse effect from a decline in the securities markets; a decline in the performance of our products; a general downturn in the economy; changes in government policy or regulation; changes in our ability to attract or retain key employees; and unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations. We also direct your attention to any more specific discussions of risk contained in our Form 10-K and other public filings. We are providing these statements as permitted by the Private Litigation Reform Act of 1995. We do not undertake to update publicly any forward-looking statements if we subsequently learn that we are unlikely to achieve our expectations or if we receive any additional information relating to the subject matters of our forward-looking statements.

Board of Directors

Edwin L. Artzt
Former Chairman and Chief Executive Officer
Procter & Gamble Company

Raymond C. Avansino, Jr.
Chairman
E.L. Wiegand Foundation

Richard L. Bready
Chairman & Chief Executive Officer
Nortek Inc.

Elisa M. Wilson
President
Gabelli Foundation, Inc.

Mario J. Gabelli
Chairman and Chief Executive Officer
GAMCO Investors, Inc.

Eugene R. McGrath
Former Chairman
Consolidated Edison Company of NY

Robert S. Prather, Jr.
President and Chief Operating Officer
Gray Television

Karl Otto Pöhl, *Director Emeritus*
Former President of Deutsche Bundesbank

Officers

Mario J. Gabelli
Chairman and Chief Executive Officer

Douglas R. Jamieson
President and Chief Operating Officer

Henry G. Van der Eb
Senior Vice President

Robert S. Zuccaro
Executive Vice President and
Chief Financial Officer

Bruce N. Alpert
Executive Vice President
Gabelli Funds, LLC

Agnes Mullady
Senior Vice President,
President and Chief Operating Officer,
Open-End Fund Division, Gabelli Funds, LLC

Corporate and Shareholder Information

Investor Relations
For our 10-K and other shareholder information,
visit our website at **www.gabelli.com** or write to:
One Corporate Center
Rye, New York 10580-1422
914-921-5147
email: investor@gabelli.com

Transfer Agent
ComputerShare
250 Royall Street
Canton, MA 02021
(781) 575-2000

Trading Information
New York Stock Exchange
Class A Common Stock
Symbol - GBL

Website
www.gabelli.com

Investment Services Information
Mutual Funds
Contact: Jason G. Swirbul
800-GABELLI
email: jswirbul@gabelli.com

Institutional Accounts
Contact: Christopher C. Desmarais
914-921-5237
email: cdesmarais@gabelli.com

Private Wealth Management
Contact: Timothy M. Malay
914-921-5037
email: tmalay@gabelli.com

Investment Partnerships
Contact: Anthony C. Bancroft
914-921-5135
email: alternatives@gabelli.com

Annual Meeting
Our 2011 Annual Meeting of Shareholders
will be held at 8:30 a.m. on May 6, 2011 at the
Greenwich Library, 101 W. Putnam Avenue
Greenwich, CT 06830

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number 1-14761

GAMCO Investors, Inc.

(Exact name of registrant as specified in its charter)

New York	13-4007862
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
One Corporate Center, Rye, NY	10580-1422
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (914) 921-5100

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Name of each exchange on which registered**
Class A Common Stock, par value $0.001 per share	New York Stock Exchange, Inc.

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act Yes ☐ No ☒.

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act Yes ☐ No ☒.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days Yes ☒ No ☐.

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K ☐.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer", and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12b-2) Yes ☐ No ☒.

The aggregate market value of the class A common stock held by non-affiliates of the registrant as of June 30, 2010 (the last business day of the Registrant's most recently completed second fiscal quarter) was $253,089,047.

As of February 1, 2011, 6,949,921 shares of class A common stock and 20,290,140 shares of class B common stock were outstanding. 19,779,500 shares of class B common stock were held by a subsidiary of GGCP, Inc.

DOCUMENTS INCORPORATED BY REFERENCE: Portions of the registrant's definitive proxy statement relating to the 2011 Annual Meeting of Shareholders are incorporated by reference in Items 10, 11, 12, 13 and 14 of Part II of this report.

GAMCO Investors, Inc.

Annual Report on Form 10-K For the Fiscal Year Ended December 31, 2010

PART I

Forward-Looking Statements

Our disclosure and analysis in this report and in documents that are incorporated by reference contain some forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements because they do not relate strictly to historical or current facts. You should not place undue reliance on these statements. They use words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," and other words and terms of similar meaning. They also appear in any discussion of future operating or financial performance. In particular, these include statements relating to future actions, future performance of our products, expenses, the outcome of any legal proceedings, and financial results.

Although we believe that we are basing our expectations and beliefs on reasonable assumptions within the bounds of what we currently know about our business and operations, there can be no assurance that our actual results will not differ materially from what we expect or believe. Some of the factors that could cause our actual results to differ from our expectations or beliefs include, without limitation: the adverse effect from a decline in the securities markets; a decline in the performance of our products; a general downturn in the economy; changes in government policy or regulation; changes in our ability to attract or retain key employees; and unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations. We also direct your attention to any more specific discussions of risk contained in Item 1A below and in our other public filings or in documents incorporated by reference here or in prior filings or reports.

We are providing these statements as permitted by the Private Litigation Reform Act of 1995. We do not undertake to update publicly any forward-looking statements if we subsequently learn that we are unlikely to achieve our expectations or if we receive any additional information relating to the subject matters of our forward-looking statements.

ITEM 1: BUSINESS

Unless we have indicated otherwise, or the context otherwise requires, references in this report to "GAMCO Investors, Inc.," "GBL," "Gabelli," "we," "us" and "our" or similar terms are to GAMCO Investors, Inc., its predecessors and its subsidiaries.

Overview

GAMCO Investors, Inc. (New York Stock Exchange ("NYSE"): GBL), a company incorporated under the laws of New York, well known for our value investing hallmark Private Market Value (PMV) with a Catalyst™ investment approach, is a widely-recognized provider of investment advisory services to mutual funds, institutional and private wealth management investors, and investment partnerships, principally in the United States. Through Gabelli & Company, Inc. ("Gabelli & Company"), our broker-dealer subsidiary, we provide institutional research services to institutional clients and investment partnerships. We generally manage assets on a discretionary basis and invest in a variety of U.S. and international securities through various investment styles. Our revenues are based primarily on the firm's levels of assets under management ("AUM") and to a lesser extent, incentive fees associated with our various investment products.

Since 1977, we have been identified with and enhanced the "value" style approach to investing. Over the 33 years since the inception of the firm, consistent with our fundamental objective of providing an absolute rate of return for our clients, we have generated over $16.2 billion in investment returns for our institutional and private wealth management clients. As stated in our mission statement, our investment objective is to earn a superior risk-adjusted return for our valued clients over the long-term through our proprietary fundamental research. In addition to our value portfolios, GAMCO and other brands offer our clients a broad array of investment strategies that include global, growth, international and convertible products. We also offer a series of investment partnership (performance fee-based) vehicles that provide a series of long-short investment opportunities, both market and sector specific opportunities, including offerings of non-market correlated investments in merger arbitrage, as well as a fixed income strategy.

As of December 31, 2010, we had $32.5 billion of AUM. We conduct our investment advisory business principally through our subsidiaries: GAMCO Asset Management Inc. (Institutional and Private Wealth Management), Gabelli Funds, LLC (Mutual Funds) and Gabelli Securities, Inc. (Investment Partnerships). We also act as an underwriter, are a distributor of our open-end funds and provide institutional research services through Gabelli & Company.

Our AUM are organized into three groups:

- ***Investment Partnerships:*** We provide advisory services to limited partnerships and offshore funds ("Investment Partnerships"). We managed a total of $515 million in Investment Partnership assets on December 31, 2010.

- ***Institutional and Private Wealth Management:*** We provide advisory services to a broad range of investors, including private wealth management, corporate pension and profit-sharing plans, foundations, endowments, jointly-trusteed plans and municipalities, and also serve as sub-advisor to certain other third party investment funds including registered investment companies ("Institutional and Private Wealth Management"). Each Institutional and Private Wealth Management ("PWM") portfolio is managed to meet the needs and objectives of the particular client by utilizing investment strategies and techniques within our areas of expertise. On December 31, 2010, we had $13.7 billion of Institutional and Private Wealth Management AUM.

- ***Open and Closed-End Funds:*** We provide advisory services to twenty-one open-end funds and nine closed-end funds under Gabelli, GAMCO and Comstock brands (collectively, the "Funds"). The Funds had $18.3 billion of AUM on December 31, 2010.

GBL is a holding company formed in connection with our initial public offering ("Offering") in February 1999. GGCP Holdings, LLC, a subsidiary of GGCP, Inc. owns a majority of the outstanding shares of Class B Common Stock ("Class B Stock") of GBL. Such ownership represented approximately 94% of the combined voting power of the outstanding common stock and approximately 73% of the equity interest on December 31, 2010. GGCP, Inc. is majority-owned by Mr. Mario J. Gabelli ("Mr. Gabelli"). Accordingly, Mr. Gabelli is deemed to control GBL.

Our principal executive offices are located at One Corporate Center, Rye, New York 10580. Our telephone number is (914) 921-5100. We post or provide a link on our website, www.gabelli.com, to the following filings as soon as reasonably practicable after they are electronically filed with or furnished to the Securities and Exchange Commission ("Commission" or "SEC"): our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934. All such filings on our website are available free of charge.

2010

Since our Offering in February 1999, GBL's Class A Common Stock ("Class A Stock") has generated an annual compounded return of 11.2% (including dividends) for its shareholders through December 31, 2010 versus an annual compounded return of 2.04% (including dividends) for the S&P 500 Index during that time. Our Class A Stock, which is traded on the NYSE under the symbol "GBL", ended the year at a closing market price of $48.01 per share.

During 2010, we returned $139.2 million of our earnings to shareholders through dividends and our stock buyback program. We paid $49.4 million, or $1.82 per share, in cash dividends to our common shareholders, $59.6 million ($86.4 million in face value or $3.20 of principal per share), in zero coupon subordinated debentures due 2015 and repurchased 684,003 shares at an average investment of $44.15 per share or $30.2 million.

Since the Offering, we have returned $591.2 million in total of which $313.2 million was in the form of dividends and $278.0 million was through buybacks.

As of December 31, 2010, nine open-end funds that we manage have a 4 or 5-star three year Morningstar Rating™ representing 76% of open-end fund equity assets under management.

Our liquid balance sheet provides access to financial markets and the flexibility to opportunistically add operating resources to our firm, repurchase our stock and consider strategic initiatives. As a result of GBL's shelf registration in the third quarter 2009, we have the ability to issue any combination of senior and subordinate debt securities, convertible debt securities and equity securities (including common and preferred securities) up to a total amount of $400 million. Our financial strength is underscored by having received an investment grade rating from two ratings agencies, Moody's Investors Services and Standard and Poor's Ratings Services. We believe that maintaining these investment grade ratings will assist in providing greater access to the capital markets, enhance liquidity and lower overall borrowing costs. However, we will also consider the use of leverage as part of our corporate financial strategy even if it results in a lowering of our investment rating.

Gabelli & Company, which conducts our institutional research business, hosted eight institutional symposiums and conferences during 2010. These meetings are an important component of the research services the firm provides its institutional clients. Specifically, 2010 featured our 34th annual Automotive Aftermarket Symposium, 20th annual Pump Valve & Motor Symposium, 16th annual Aircraft Supplier Conference, eighth annual Smallcap Healthcare Conference, fourth annual Water Investment Summit, third annual Specialty Chemicals and Best Ideas Conferences, and our second Movie Industry Conference.

Business Strategy

Our business strategy targets global growth of the franchise through continued leveraging of our proven asset management strengths including our brand name, long-term performance record, diverse product offerings and experienced investment, research and client service professionals. In order to achieve growth in AUM and profitability, we are pursuing a strategy which includes the following key elements:

- ***Gabelli "Private Market Value (PMV) with a Catalyst™" Investment Approach.*** While we have expanded our investment product offerings, our "value investing" approach remains the core of our business. This method is based on the value investing principles articulated by Graham & Dodd in 1934 and further augmented by Mario J. Gabelli, CFA, with his development of Private Market Value (PMV) with a Catalyst™ as the value investment methodology. The development of PMV analysis combined with the concept of a catalyst has evolved from the original Graham & Dodd value investing approach to a Gabelli augmented Graham & Dodd.

  Private Market Value (PMV) with a Catalyst™ investing is a disciplined, research-driven approach based on intensive security analysis. In this process, we generally select stocks whose intrinsic value, based on our estimate of current asset value and future growth and earnings power, is significantly different from the value as reflected in the public market. We then calculate the firm's PMV, which is defined as the price an informed industrial buyer would be likely to pay to acquire the business.

  Our value team generally looks for situations in which catalyst(s) is (are) working to help to narrow the spread between the public market price and the estimated PMV. Catalysts which are company specific include: realization of hidden assets, recognition of underperforming subsidiaries, share buybacks, spin-offs, mergers and acquisitions, balance sheet changes, new products, accounting changes, new management and cross-shareholder unwinding. Other catalysts are related to industry dynamics or macroeconomics and include but are not limited to: industry consolidation, deregulation, accounting, tax, pension and political reforms, technological change and the macroeconomic backdrop. The time horizons for catalysts to trigger change can either be short-term, medium-term or long-term.

- ***Establishing Research Centers.*** To enhance our research in our core research competency, we have two Asian research offices in Shanghai and Hong Kong supplementing our existing offices in London, New York, Chicago, Greenwich, Connecticut, Minneapolis and St. Louis, Missouri. We will continue to evaluate adding additional research offices throughout the world. In addition to research, these centers along with Reno, Nevada and Palm Beach, Florida serve as relationships centers.

- ***Introducing New Products and Services.*** We believe we have the capacity for development of new products and services around the Gabelli and GAMCO brands to complement our existing product offerings. New products since our initial public offering include:

  - Eight closed-end funds: The Gabelli Dividend & Income Trust, The GDL Fund, The Gabelli Global Utility and Income Trust, The Gabelli Global Gold, Natural Resources & Income Trust, The Gabelli Utility Trust, The Gabelli Healthcare and Wellness^RX Trust, and The Gabelli Natural Resources, Gold & Income Trust. In January 2011, we added the eighth closed end fund since going public and our tenth closed end fund overall, with the offering of The Gabelli Natural Resources, Gold & Income Trust (GNT).

  - Four open-end funds: Gabelli Blue Chip Value Fund, Gabelli Utilities Fund, Gabelli Woodland Small Cap Value Fund, Gabelli SRI Fund, rebranded as Gabelli Green SRI Fund, Inc.

  - Four offshore funds: Gabelli Global Partners, Ltd., Gabelli Capital Structure Arbitrage Fund Ltd., Gabelli Associates Limited II E and GAMCO Strategic Value Fund, a Luxembourg SICAV.

  - Eight private limited partnerships: Gemini Global Partners, L.P., Gabelli Capital Structure Arbitrage Fund L.P., Gabelli Intermediate Credit, L.P., Gabelli Japanese Value Partners, L.P., Gabelli Associates Fund II, L.P., GAMA Select Energy Plus, L.P., GAMCO Medical Opportunities, L.P. and Gabelli Green Fund, L.P.

- ***Incentive Fees and Fulcrum Fees.*** We strive to receive an increasing portion of our revenues and earnings through various products with incentive and fulcrum fees. Since we envision that a growing percentage of the firm's revenues will be directly linked to performance-based fees, this may increase the variability of our revenues and profits, largely booked in the fourth quarter. As of December 31, 2010, approximately $1.8 billion of Institutional and Private Wealth Management assets are managed on a performance fee basis along with $875 million of preferred issues of closed-end funds, the $414 million The GDL Fund and $515 million of investment partnership assets. Unlike most money management firms, we elected not to receive a management fee on a majority of the preferred offerings in our closed-end funds until the fund's overall performance exceeds each preferred's nominal cost of capital. In addition, the incubation of new product strategies using proprietary capital will compensate the investment team with a performance fee model to reinforce our pay-for-performance approach.

- ***Expanding Mutual Fund Distribution.*** We continue to expand our distribution network primarily through national and regional brokerage firms and have developed additional classes of shares for most of our mutual funds for sale through these firms and other third party distribution channels on a commission basis. We have increased our wholesaling efforts to market the multi-class shares, which have been designed to meet the needs of investors who seek advice through financial consultants.

- ***Increasing Presence in Private Wealth Management Market.*** Our private wealth management business focuses, in general, on serving clients who have established an account relationship of $1 million or more with us. According to industry estimates, the number of households with over $1 million in investable assets will continue to grow in the future, subject to ups and downs in the equity and fixed income markets. With our 33-year history of serving this segment, long-term performance record, customized portfolio approach, dominant, tax-sensitive, investment strategy, brand name recognition and broad array of product offerings, we believe that we are well-positioned to capitalize on the growth opportunities in this market.

- ***Increasing Marketing for Institutional and Private Wealth Management.*** The Institutional and Private Wealth Management business was principally developed through direct marketing channels. Historically, pension and financial consultants have not been a major source of new institutional and private wealth management business for us. We plan to augment our institutional sales force through the addition of staff to market directly to the consultant community as well as our traditional marketing channels.

- ***Attracting and Retaining Experienced Professionals.*** We offer significant variable compensation that provides opportunities to our staff. We have increased the scope of our investment management capabilities by adding portfolio managers and other investment personnel in order to expand our broad array of products. The ability to attract and retain highly-experienced investment and other professionals with a long-term commitment to us and our clients has been, and will continue to be, a significant factor in our long-term growth. At December 31, 2010, we had 123,100 restricted stock awards ("RSAs") outstanding to our professional staff recommended by and excluding Mr. Gabelli, who has not received options or RSAs, which originally had three- and five-year vesting, which will align our professional team with our commitment to our long term goals.

- ***Sponsorship of Industry Conferences.*** Gabelli & Company, our institutional research services firm, sponsors industry conferences and management events throughout the year. At these conferences and events, senior management from leading industry companies share their thoughts on the industry, competition, regulatory issues and the challenges and opportunities in their businesses with portfolio managers and securities analysts.

- ***Hosting of Institutional Investor Symposiums.*** We have a tradition of sponsoring institutional investor symposiums that bring together prominent portfolio managers, members of academia and other leading business professionals to present, discuss and debate current issues and topics in the investment industry.

  - 1997 "Active vs. Passive Stock Selection"
  - 1998 "The Role of Hedge Funds as a Way of Generating Absolute Returns"
  - 2001 "Virtues of Value Investing"
  - 2003 "Dividends, Taxable versus Non-Taxable Issues"
  - 2006 "Closed-End Funds: Premiums vs. Discounts, Dividends and Distributions"

We also hold annual conferences for our investment partnership clients and prospects in New York and London at which our portfolio management team discusses the investment environment, our strategies and portfolios, and event-driven investment opportunities.

- ***Capitalizing on Acquisitions, Alliances and Lift-outs.*** We intend to selectively and opportunistically pursue acquisitions, alliances and lift-outs that will broaden our product offerings and add new sources of distribution. On October 1, 1999, we completed our alliance with Mathers and Company, Inc. and now act as investment advisor to the Mathers Fund (renamed GAMCO Mathers Fund), and in May 2000, we added Comstock Partners Funds, Inc., (renamed Comstock Funds, Inc.). The Mathers and Comstock funds are part of our Non-Market Correlated mutual fund product line. In November 2002, we completed our alliance with Woodland Partners LLC, a Minneapolis based investment advisor focused on investing in small capitalization companies. On March 11, 2008, Funds Advisor assumed the role of investment advisor to the AXA Enterprise Mergers and Acquisitions Fund, subsequently renamed Gabelli Enterprise Mergers and Acquisitions Fund, a fund that has been sub-advised by GAMCO since the fund's inception on February 28, 2001. On August 1, 2010, the clients of Florida-based NMF Asset Management, head by Nola Maddox Falcone, became part of the institutional and private wealth operation of GAMCO.

We believe that we have the financial capacity to pursue acquisitions and lift-outs.

We believe that our growth to date is traceable to the following factors:

- ***Strong Industry Fundamentals:*** According to data compiled by the U.S. Federal Reserve, the investment management industry has grown faster than more traditional segments of the financial services industry, including the banking and insurance industries. Since GBL began managing assets for institutional and private wealth management clients in 1977, world equity markets have grown at a 11.1% compounded annual growth rate through December 31, 2010 to nearly $52 trillion[a]. The U.S. equity market comprises about $15.4 trillion[a] or roughly 30% of world markets. We believe that demographic trends and the growing role of money managers in the placement of capital compared to the traditional role played by banks and life insurance companies will result in continued growth of the investment management industry.

- ***Long-Term Performance:*** We have a superior long-term record of achieving relatively high returns for our Institutional and Private Wealth Management clients. We believe that our performance record represents a competitive advantage and a recognized component of our franchise.

- ***Stock Market Gains:*** Since we began managing for institutional and private wealth management clients in 1977, our traditional value-oriented Institutional and Private Wealth Management composite has earned a compound annual return of 16.3% net of fees versus a compound annual return of 11.1% for the S&P 500 through December 31, 2010.

- ***Widely-Recognized "Gabelli" and "GAMCO" Brand Names:*** For much of our history, our portfolio managers and investment products have been featured in a variety of financial print media, including both U.S. and international publications such as *The Wall Street Journal, Financial Times, Money Magazine, Barron's, Fortune, Business Week, Nikkei Financial News, Forbes Magazine, Consumer Reports* and *Investor's Business Daily*. We also underwrite publications written by our investment professionals, including *Deals...Deals...and More Deals* which examines the history of merger arbitrage and *Global Convertible Investing: The Gabelli Way*, a comprehensive guide to effective investing in convertible securities.

- ***Diversified Product Offerings:*** Since the inception of our investment management activities, we have sought to expand the breadth of our product offerings. We currently offer a wide spectrum of investment products and strategies, including product offerings in U.S. equities, U.S. fixed income, global and international equities, convertible securities, U.S. balanced and investment partnerships.

[a] Source: Birinyi Associates, LLC

Business Description

GBL started operations in 1977 as an institutional services firm. We entered the institutional and private wealth management business in 1977, management of investment partnerships in 1985 and the mutual fund business in 1986. Our initial product offerings centered on our tax sensitive, buy-hold, value-oriented investment philosophy. Starting in the mid-1980s, we began building on our core value-oriented equity investment products by adding new investment strategies designed for a broad array of clients seeking to invest in growth-oriented equities, convertible securities and fixed income products. Since then, we have continued to build our franchise by expanding our investment management capabilities through the addition of industry specific, international, global, non-market correlated, venture capital, leveraged buy-out and merchant banking product offerings. Throughout our 33-year history, we have marketed most of our products under the "Gabelli" and "GAMCO" brand names. Specialty brands offered to investors have included Mathers, Comstock, Westwood and Woodland.

Our AUM are clustered mostly in three groups: Institutional and Private Wealth Management, Mutual Funds and Investment Partnerships.

Institutional and Private Wealth Management: Since 1977, we have provided investment management services through our subsidiary GAMCO to a broad spectrum of institutional and private wealth investors. At December 31, 2010, we had $13.7 billion of AUM in approximately 1,600 Institutional and Private Wealth Management accounts, representing approximately 42.0% of our total AUM. We currently provide advisory services to a broad range of investors, the majority of which (in total number of accounts) are private wealth management client accounts – defined as individuals generally having minimum account balances of $1 million. As of December 31, 2010, Institutional client accounts, which include corporate pension and profit sharing plans, jointly-trusteed plans and public funds, represented 46% of the Institutional and Private Wealth Management assets and 8% of the accounts. Private Wealth Management accounts comprised approximately 82% of the total number of Institutional and Private Wealth Management accounts and approximately 26% of the assets under management as of December 31, 2010. We believe that private wealth management clients are attracted to us by our returns and the tax efficient nature of the underlying investment process in these traditional products.

Foundation and endowment fund assets represented 10% of the number of Institutional and Private Wealth Management accounts and approximately 9% of the assets under management. The sub-advisory portion of the Institutional and Private Wealth Management (where we act as sub-advisor to certain other third party investment funds) held approximately $2.6 billion or 19% of total Institutional and Private Wealth Management assets with less than 1% of the number of accounts.

The ten largest relationships comprised approximately 46% of our total Institutional and Private Wealth Management AUM and approximately 29% of our total Institutional and Private Wealth Management revenues as of and for the year ended December 31, 2010, respectively. During the fourth quarter of 2010, we lost an institutional client with AUM of approximately $340 million, which is approximately 1% of AUM at December 31, 2010.

In general, our Institutional and Private Wealth Management AUM are managed to meet the specific needs and objectives of each client by utilizing investment strategies – "all cap value", "large cap value", "small cap value", "large cap growth", "international growth", "high yield" and "convertible bond" – and techniques that are within our areas of expertise. We distinguish between taxable and tax-free assets and manage client portfolios with tax sensitivity within given investment strategies.

Sales efforts are conducted on a regional and product specialist basis. Members of the sales and marketing staff for the Institutional and Private Wealth Management business have an average of more than ten years of experience with us and focus on developing and maintaining direct, long-term relationships with their Institutional and Private Wealth Management clients. The firm will host its 26th Annual Client Conference in May 2011. This conference will be held at the Pierre Hotel in New York and will include presentations by our portfolio managers and analysts.

We act as a sub-advisor on certain funds for several large and well-known fund distributors. Sub-advisory clients are subject to business combinations, much the same as corporate clients, and may result in the curtailment of product distribution or the termination of the relationship.

Investment advisory agreements for our Institutional and Private Wealth Management clients are typically subject to termination by the client without penalty on 30 days notice or less.

Open and Closed-End Funds: Funds Advisor provides advisory services to twenty-one open-end funds and nine closed-end funds. At December 31, 2010, we had $18.3 billion of AUM in open-end funds and closed-end funds, representing approximately 56.4% of our total AUM. Our equity funds and closed-end funds were $16.7 billion in AUM on December 31, 2010, 27.5% above the $13.1 billion on December 31, 2009.

GAMCO is the brand for our "Growth" business, which is primarily represented by The GAMCO Growth Fund, The GAMCO Global Growth Fund, and The GAMCO International Growth Fund. GAMCO also includes other distinct investment strategies and styles including our gold, convertible securities and contrarian funds.

The eight GAMCO branded open-end funds are:

- GAMCO Growth
- " International Growth
- " Gold
- " Global Telecommunications
- " Global Growth
- " Global Opportunity
- " Vertumnus Fund (formerly known as The GAMCO Global Convertible Securities Fund)
- " Mathers

The Gabelli brand represents our "Value" business, primarily representing our absolute return, research-driven Private Market Value (PMV) with a Catalyst™ funds. The GAMCO Global Telecommunications Fund is a value portfolio but retains the GAMCO name. The Gabelli brand also includes The Gabelli Blue Chip Value Fund and The Gabelli Woodland Small Cap Growth Fund as well as all of the closed-end funds.

Open-end Funds

On December 31, 2010, we had $12.9 billion of AUM in twenty-one open-end funds. At year-end, of the open-end funds having an overall rating from Morningstar, Inc. ("Morningstar"), 94% were ranked "three stars" or better, with approximately 81% ranked "five stars" or "four stars" on an overall basis (i.e., derived from a weighted average of the performance figures associated with their three-, five-, and ten-year Morningstar Rating metrics). There can be no assurance, however, that these funds will be able to maintain such ratings or that past performance will be indicative of future results.

We market our open-end funds through third party distribution programs, particularly no-transaction fee ("NTF") programs, and have developed additional share classes for many of our funds for distribution through additional third party distribution channels. At December 31, 2010, third party distribution programs accounted for approximately 72% of all assets in open-end funds. At December 31, 2010, approximately 28% of our AUM in open-end, equity funds was sourced through direct sales relationships.

In March 2008, Funds Advisor, through an acquisition, assumed the role of investment advisor to the AXA Enterprise Mergers and Acquisitions Fund, subsequently renamed to Gabelli Enterprise Mergers and Acquisitions Fund, a fund that has been sub-advised by GAMCO since the fund's inception on February 28, 2001. The GAMCO portfolio management team, which has managed the fund since inception, remained the same.

Closed-end Funds

We act as investment advisor to ten closed-end funds, all of which trade on the NYSE or its affiliated exchange: Gabelli Equity Trust (GAB), GDL Fund (GDL), Gabelli Global Multimedia Trust (GGT), Gabelli Healthcare & Wellness ℞ Trust (GRX), Gabelli Convertible and Income Securities Fund (GCV), Gabelli Utility Trust (GUT), Gabelli Dividend & Income Trust (GDV), Gabelli Global Utility & Income Trust (GLU), Gabelli Global Gold, Natural Resources & Income Trust (GGN) and The Gabelli Natural Resources, Gold & Income Trust (GNT), launched in January 2011. As of December 31, 2010, the nine Gabelli closed-end funds had total assets of $5.5 billion, representing 29.8% of the total assets in our Mutual Funds business.

The Gabelli Equity Trust, which raised $400 million through its initial public offering in August 1986, finished its 24th year with net assets of $1.4 billion. Since inception, the Gabelli Equity Trust has distributed $2.5 billion in cash to common shareholders through its 10% distribution policy and spawned three other closed-end funds, the Gabelli Global Multimedia Trust, the Gabelli Utility Trust and the Gabelli Healthcare & Wellness ℞ Trust.

The Gabelli Dividend & Income Trust, launched in November 2003, raised $196.6 million in net proceeds through its placement of Series D and Series E Preferred Shares in November 2005. The Gabelli Dividend & Income Trust, which invests primarily in dividend-paying equity securities, had net assets of $1.9 billion as of December 31, 2010.

The Gabelli Global Gold, Natural Resources & Income Trust ("GGN") raised gross proceeds of $352 million through its initial public offering in March 2005 and the exercise of the underwriters' overallotment option in May 2005. GGN filed a $350 million shelf registration statement with the SEC that went effective September 24, 2007. The shelf registration statement gave GGN the ability to offer additional common and preferred shares. On October 16, 2007, GGN completed the placement of $100 million of cumulative preferred shares. GGN received net proceeds of $96.5 million (after underwriting discounts of $1.2 million and offering expenses of

$0.4 million) from the public offering of 4,000,000 shares of 6.625% Series A cumulative preferred shares. During the year ended December 31, 2010, GGN issued 22,553,236 common shares through various "at the market offerings". The net proceeds received from these various at the market offerings was approximately $375.4 million. As of December 31, 2010, after taking into account the issuance of the preferred and common shares, GGN had approximately $9 million available for issuance under the shelf registration statement. GGN, which invests primarily in equity securities of gold and natural resources companies and utilizes a covered call option writing program to generate current income, had net assets of $1.1 billion as of December 31, 2010. GGN filed a $750 million shelf offering with the SEC that was effective on February 4, 2011, enabling GGN to offer additional common and preferred shares.

In January 2007, we launched The GDL Fund, a closed-end fund which seeks to achieve its investment objective by investing primarily in announced merger and acquisition transactions and, to a lesser extent, in corporate reorganizations involving stubs, spin-offs and liquidations. During 2009, The GDL Fund raised $96 million through a rights offering of Series A preferred shares.

In January 2011, we launched The Gabelli Natural Resources, Gold & Income Trust, a closed-end fund that seeks to achieve its investment objective by providing a high level of current income from interest, dividends and option premiums. This launch raised approximately $370 million in AUM.

A detailed description of our Funds is provided within this Item 1 beginning on page 13.

Investment Partnerships: We manage Investment Partnerships through our 93% majority-owned subsidiary, Gabelli Securities, Inc. ("GSI"). The Investment Partnerships consist primarily of limited partnerships and offshore funds. As of December 31, 2010, we had $515 million of Investment Partnership AUM.

We introduced our first investment partnership, a merger arbitrage partnership, in 1985. An offshore version of this strategy was added in 1989. Building on our strengths in global event-driven value investing, several new Investment Partnerships have been added to balance investors' geographic, strategy and sector needs. Today we offer a broad range of absolute return products. Within our merger arbitrage strategy, we manage approximately $427 million of assets for investors who seek positive returns not correlated to fluctuations of the general market. These funds seek to drive returns by investing in announced merger and acquisition transactions that are primarily dependent on deal closure and less on the overall market environment. In event-driven strategies, we manage $43 million of assets focused on the U.S. and Japanese markets. We also manage a series of sector-focused absolute return funds designed to offer investors a mechanism to diversify their portfolios by global economic sector rather than by geographic region. We currently offer three sector-focused portfolios: the Gabelli International Gold Fund Ltd., GAMA Select Energy Plus, L.P., and GAMCO Medical Opportunities, L.P. Venture capital activities are carried out through ALCE Partners, L.P. and Gabelli Multimedia Partners, L.P., both of which are currently closed to new investors.

Assets Under Management

The following table sets forth total AUM by product type as of the dates shown and their compound annual growth rates ("CAGR"):

Assets Under Management
By Product Type
(Dollars in millions)

	At December 31,					January 1, 2006 to December 31, 2010	% Change
	2006	2007	2008	2009	2010	CAGR (a)	2010/2009
Equity:							
Mutual Funds	$ 13,794	$ 15,686	$ 9,931	$ 13,085	$ 16,723	5.9%	27.8%
Institutional & Private Wealth Management							
Direct	10,282	10,708	6,861	9,312	11,005	2.9	18.2
Sub-advisory	2,340	2,584	1,585	1,897	2,637	(1.4)	39.0
Investment Partnerships	491	460	295	305	515	(4.1)	68.9
Total Equity	26,907	29,438	18,672	24,599	30,880	3.8	25.5
Fixed Income:							
Money Market Mutual Funds	734	1,111	1,507	1,721	1,616	17.4	(6.1)
Institutional & Private Wealth Management	50	24	22	26	26	(20.9)	-
Total Fixed Income	784	1,135	1,529	1,747	1,642	15.2	(6.0)
Total AUM	$ 27,691	$ 30,573	$ 20,201	$ 26,346	$ 32,522	4.3	23.4
Breakdown of Total AUM:							
Mutual Funds	$ 14,528	$ 16,797	$ 11,438	$ 14,806	$ 18,339	6.7	23.9
Institutional & Private Wealth Management							
Direct	10,332	10,732	6,883	9,338	11,031	2.7	18.1
Sub-advisory	2,340	2,584	1,585	1,897	2,637	(1.4)	39.0
Investment Partnerships	491	460	295	305	515	(4.1)	68.9
Total AUM	$ 27,691	$ 30,573	$ 20,201	$ 26,346	$ 32,522	4.3%	23.4%

(a) Compound annual growth rate.

Summary of Investment Products

We manage assets in the following wide spectrum of investment products and strategies, many of which are focused on fast-growing areas:

U.S. Equities:	**Global and International Equities:**	**Investment Partnerships:**
All Cap Value	International Growth	Merger Arbitrage
Large Cap Value	Global Growth	U.S. Long/Short
Large Cap Growth	Global Value	Global Long/Short
Mid Cap Value	Global Telecommunications	Japanese Long/Short
Small Cap Value	Global Multimedia	Sector-Focused
Small Cap Growth	Gold	- Energy
Micro Cap		- Gold
Natural Resources	**U.S. Fixed Income:**	- Medical Opportunities
Income	Corporate	Merchant Banking
Utilities	Government	
Non-Market Correlated	Asset-backed	
Options Income	Intermediate	
	Short-term	
Convertible Securities:		**U.S. Balanced:**
U.S. Convertible Securities		Balanced Growth
Global Convertible Securities		Balanced Value

During 2010, we continued to develop the skills of our investment team by allocating firm capital to incubate investment strategies. This began with a capital structure arbitrage strategy (2004) and now includes a merger-arbitrage and a global trading strategy.

Additional Information on Mutual Funds

Through our affiliate, Funds Advisor, we act as advisor to all of the Funds, except with respect to the Gabelli Capital Asset Fund for which we act as a sub-advisor. Guardian Investment Services Corporation, an unaffiliated company, acts as manager. As sub-advisor, we make day-to-day investment decisions for the $137 million Gabelli Capital Asset Fund.

The following table lists the Funds, together with the December 31, 2010 Morningstar overall rating for the open-end mutual funds, where rated (ratings are not available for the money-market fund and other open-end mutual funds, which collectively represent 14.6% of the open-end mutual fund AUM in the Funds), and provides a description of the primary investment objective, fund characteristics, fees, the date that the fund was initially offered to investors, and the AUM in the funds as of December 31, 2010.

Fund (Morningstar Overall Rating) (1)	Primary Investment Objective	Fund Characteristics	Advisory Fees (%)	12b-1 Fees (%)	Initial Offer Date	Net Assets as of December 31, 2010 (all classes) ($ in millions)
OPEN-END FUNDS:						
EQUITY INCOME:						
The Gabelli Equity Income Fund ★★★★★	High level of total return with an emphasis on income-producing equities with yields greater than the S&P 500 average.	Class AAA, No-load, Open-end, Diversified, Multi-class shares (2)	1.00	.25	01/02/92	$ 1,702
VALUE:						
The Gabelli Asset Fund ★★★★★	Growth of capital as a primary investment objective, with current income as a secondary investment objective. Invests in equity securities of companies selling at a significant discount to their private market value.	Class AAA, No-load, Open-end, Diversified, Multi-class shares (2)	1.00	.25	03/03/86	$ 2,651
The Gabelli Blue Chip Value Fund ★★★	Capital appreciation through investments in equity securities of established companies, which are temporarily out of favor and which have market capitalizations in excess of $5 billion.	Class AAA, No-load, Open-end, Diversified, Multi-class shares (2)	1.00	.25	08/26/99	$ 28
SMALL CAP VALUE:						
The Gabelli Small Cap Growth Fund ★★★★	High level of capital appreciation from equity securities of smaller companies with market capitalization of $2 billion or less at the time of purchase.	Class AAA, No-load, Open-end, Diversified, Multi-class shares (2)	1.00	.25	10/22/91	$ 2,168

Fund (Morningstar Overall Rating) (1)	Primary Investment Objective	Fund Characteristics	Advisory Fees (%)	12b-1 Fees (%)	Initial Offer Date	Net Assets as of December 31, 2010 (all classes) ($ in millions)
The Gabelli Woodland Small Cap Value Fund ★★★	Long Term capital appreciation investing at least 80% of its in equity securities of companies with market capitalizations less than the greater of $3.0 billion or the largest company in the Russell 2000 Index.	Class AAA, No-load, Open-end, Non-diversified, Multi-class shares (2)	1.00 (9)	.25	12/31/02	$ 7
FOCUSED VALUE:						
The Gabelli Value Fund ★★	High level of capital appreciation From undervalued equity securities that are held in a concentrated portfolio.	Class A, Front end-load, Open-end, Non-diversified, Multi-class shares (2)	1.00	.25	09/29/89	$ 625
GROWTH:						
The GAMCO Growth Fund ★★	Capital appreciation from companies that have favorable, yet undervalued, prospects for earnings growth. Invests in equity securities of companies that have above-average or expanding market shares and profit margins.	Class AAA, No-load, Open-end, Diversified, Multi-class shares (2)	1.00	.25	04/10/87	$ 552
GAMCO International Growth Fund ★★★	Capital appreciation by investing primarily in equity securities of foreign companies with rapid growth in revenues and earnings.	Class AAA, No-load, Open-end, Diversified, Multi-class shares (2)	1.00	.25	06/30/95	$ 32
AGGRESSIVE GROWTH:						
The GAMCO Global Growth Fund ★★★	High level of capital appreciation Through investment in a portfolio of equity securities focused on companies involved in the global marketplace.	Class AAA, No load, Open-end, Non-diversified, Multi-class shares (2)	1.00	.25	02/07/94	$ 70
SPECIALTY EQUITY:						
The Gabelli SRI Green Fund Inc. ★★★★★	Capital appreciation from equity securities of companies the fund deems to be socially responsible.	Class AAA, No-load, Open-end, Diversified, Multi-class shares (2)	1.00 (9)	.25	6/1/07	$ 18

Fund (Morningstar Overall Rating) (1)	Primary Investment Objective	Fund Characteristics	Advisory Fees (%)	12b-1 Fees (%)	Initial Offer Date	Net Assets as of December 31, 2010 (all classes) ($ in millions)
The GAMCO Global Opportunity Fund ★★★★	High level of capital appreciation through worldwide investments in equity securities.	Class AAA, No-load, Open-end, Non-diversified,	1.00 (9)	.25	05/11/98	$ 14
The GAMCO Vertumnus Fund ★	High level of total return through a combination of current income and capital appreciation through investment in convertible securities of U.S. and non-U.S. issuers.	Class AAA, No-load, Open-end, Non-diversified, Multi-class shares (2)	1.00 (9)	.25	02/03/94	$ 9
The Gabelli Capital Asset Fund (not rated) (8)	Capital appreciation from equity securities of companies selling at a significant discount to their private market value.	No-load, Open-end, Diversified, Variable Annuity	.75	n/a	05/01/95	$ 137
SECTOR:						
The Gabelli Utilities Fund ★★★★	High level of total return through a combination of capital appreciation and current income from investments in utility companies.	Class AAA, No-load, Open-end, Diversified, Multi-class shares (2)	1.00	.25	08/31/99	$ 1,508
The GAMCO Global Telecommunications Fund ★★★★	High level of capital appreciation through worldwide investments in equity securities, including the U.S., primarily in the telecommunications industry.	Class AAA, No-load, Open-end, Non-diversified, Multi-class shares (2)	1.00	.25	11/01/93	$ 158
GAMCO Gold Fund ★★★	Seeks capital appreciation and employs a value approach to investing primarily in equity securities of gold-related companies worldwide.	Class AAA, No-load, Open-end, Diversified, Multi-class shares (2)	1.00	.25	07/11/94	$ 737

Fund (Morningstar Overall Rating) (1)	Primary Investment Objective	Fund Characteristics	Advisory Fees (%)	12b-1 Fees (%)	Initial Offer Date		Net Assets as of December 31, 2010 (all classes) ($ in millions)
ABSOLUTE RETURN:							
The Gabelli ABC Fund ★★★★★	Total returns that are attractive to investors in various market conditions without excessive risk of capital loss, utilizing certain arbitrage strategies and investing in value orientated common stocks at a significant discount to their PMV.	No-load, Open-end, Non-diversified Multi-class shares (2)	.50 (7)	n/a (7)	5/14/93	$	442
The Gabelli Enterprise Mergers and Acquisitions Fund ★★★★	Capital appreciation through investment in companies believed to be likely acquisition targets within 12 to 18 months and companies involved with publically announced mergers, takeovers, tender offers, leveraged buyouts, spin-offs, liquidations, and other corporate reorganizations.	Class A Load, Open-end, Diversified Multi-class shares (2)	.94 (9)	.45		$	250
CONTRARIAN:							
Comstock Capital Value Fund (not rated) (8)	Maximize total return consisting of capital appreciation and current income.	Class A Load, Open-end, Diversified Multi-class shares (2)	1.00	.25	10/10/85	$	123
GAMCO Mathers Fund ★	Long-term capital appreciation in various market conditions without excess risk of capital loss.	Class AAA: No-load, Open-end, Diversified	1.00	.25	8/19/65	$	22
CASH MANAGEMENT-MONEY MARKET:							
The Gabelli U.S. Treasury Money Market Fund (11)	High current income with preservation of principal and liquidity, while striving to keep expenses among the lowest of all U.S. Treasury money market funds.	Money Market, Open-end, Diversified Multi-class shares (2)	.30 (9)	n/a	10/01/92	$	1,616

Fund (Morningstar Overall Rating) (1)	Primary Investment Objective	Fund Characteristics	Advisory Fees (%)	12b-1 Fees (%)	Initial Offer Date	Net Assets as of December 31, 2010 (all classes) ($ in millions)
CLOSED-END FUNDS:						
The Gabelli Equity Trust Inc.	Long-term growth of capital by investing in equity securities.	Closed-end, Non-diversified NYSE Symbol: GAB	1.00 (10)	n/a	08/14/86	$ 1,364
The Gabelli Convertible and Income Securities Fund Inc. (4)	High total return from investing primarily in convertible instruments.	Closed-end, Diversified NYSE Symbol: GCV	1.00 (10)	n/a	07/03/89	$ 105
The Gabelli Global Multimedia Trust Inc. (3)	Long-term capital appreciation from equity investments in global telecommunications, media, publishing and entertainment holdings.	Closed-end, Non-diversified NYSE Symbol: GGT	1.00 (10)	n/a	11/15/94	$ 160
The Gabelli Utility Trust (5)	High total return from investments primarily in securities of companies involved in gas, electricity and water industries.	Closed-end, Non-diversified NYSE Symbol: GUT	1.00 (10)	n/a	07/09/99	$ 219
The Gabelli Dividend & Income Trust	Qualified dividend income and capital appreciation potential.	Closed-end, Non-diversified NYSE Symbol: GDV	1.00 (10)	n/a	11/24/03	$ 1,925
The Gabelli Global Utility & Income Trust	A consistent level of after-tax total return with an emphasis on tax-advantaged dividend income.	Closed-end, Non-diversified NYSE Symbol: GLU	1.00	n/a	5/28/04	$ 63
The Gabelli Global Gold, Natural Resources & Income Trust	High level of current income through an option writing strategy on equity securities owned in the gold and natural resources industries.	Closed-end, Non-diversified NYSE Symbol: GGN	1.00	n/a	3/29/05	$ 1,119
The GDL Fund	Achieve absolute return through investments in various market conditions without excessive risk of capital.	Closed-end, Non-diversified NYSE Symbol: GDL	0.50	n/a	1/26/07	$ 414
The Gabelli Healthcare and Wellness ^{Rx} Fund (6)	Seeks long-term growth of capital within the health and wellness industries.	Closed-end, Non-diversified NYSE Symbol: GRX	1.00	n/a	6/28/07	$ 102

(1) Morningstar Rating™ as of December 31, 2010 is provided if available for open-end funds only. Morningstar ratings may be available for certain closed-end funds. Morningstar ratings are not an indication of absolute performance. Call 800-GABELLI for performance results through the most recent month end. For each fund with at least a three-year history, Morningstar calculates a Morningstar Rating™ based on a Morningstar risk-adjusted return measure that accounts for variation in a fund's monthly performance (including the effects of sales charges, loads and redemption fees) placing more emphasis on downward variations and rewarding consistent performance. The top 10% of the funds in an investment category receive five stars, the next 22.5% receive four stars, the next 35% receive three stars, the next 22.5% receive two stars and the bottom 10% receive one star. The Overall Morningstar Rating for a fund is derived from a weighted average of the performance figures associated with its three, five, and ten-year (if applicable) Morningstar Rating metrics. Morningstar Ratings are shown for the respective class shown; other classes may have different performance characteristics. There were 593 Conservative Allocation funds rated for three years, 433 funds for five years and 162 funds for ten years (GAMCO Mathers Fund). There were 373 Mid-Cap Blend funds rated for three years, 304 funds for five years and 171 funds for ten years (The Gabelli Value Fund, The Gabelli Enterprise Mergers & Acquisition Fund). There were 677 Mid-Cap Growth funds rated for three years, 594 funds for five years and 392 funds for ten years (The Gabelli ABC Fund, The Gabelli SRI Green Fund Inc.). There were 1,120 Large Value funds rated for three years, 956 funds for five years and 502 funds for ten years (The Gabelli Equity Income Fund). There were 1,753 Large Blend funds rated for three years, 1,457 funds for five years and 802 funds for ten years (The Gabelli Asset Fund, The Gabelli Blue Chip Value Fund). There were 63 Convertibles funds rated for three years, 55 funds for five years and 43 funds for ten years (The GAMCO Vertumnus Fund). There were 628 World Stock funds rated for three years, 493 funds for five years and 261 funds for ten years (The GAMCO Global Growth Fund, The GAMCO Global Opportunity Fund). There were 39 Specialty-Communications funds rated for three years, 33 funds for five years and 29 funds for ten years (The GAMCO Global Telecommunications Fund). There were 72 Specialty-Precious Metals funds rated for three years, 61 funds for five years and 39 funds for ten years (GAMCO Gold Fund).

There were 1,504 Large Growth funds rated for three years, 1,286 funds for five years and 787 funds for ten years (The GAMCO Growth Fund). There were 209 Foreign Large Growth funds rated for three years, 162 funds for five years and 89 funds for ten years (GAMCO International Growth Fund). There were 83 Specialty-Utilities funds rated for three years, 78 funds rated for five years and 52 funds for ten years (The Gabelli Utilities Fund). There were 563 Small Blend funds rated for three years and 484 funds for five years and 279 funds for ten years (The Gabelli Small Cap Growth Fund, The Gabelli Woodland Small Cap Value Fund). Past performance is no guarantee of future results.

(2) These funds have multi-classes of shares available. Multi-class shares include Class A shares which have a front-end sales charge, Class B shares which are subject to a back-end contingent deferred sales charge for up to six years and Class C which shares are subject to a 1% back-end contingent deferred sales charge for up to two years. However, Class B shares are no longer offered for new purchases as of July 2004. Comstock Capital Value Fund Class R shares, which are no-load, are available only for retirement and certain institutional accounts. Comstock Capital Value class AAA shares are no-load and became available on December 8, 2008 Class I shares are available to institutional accounts. Gabelli ABC Fund advisor class shares are no-load and are available through intermediaries. Net assets include all share classes.

(3) The Gabelli Global Multimedia Trust Inc. was formed in 1994 through a spin-off of assets from The Gabelli Equity Trust.

(4) The Gabelli Convertible and Income Securities Fund Inc. was originally formed in 1989 as an open-end investment company and was converted to a closed-end investment company in March 1995.

(5) The Gabelli Utility Trust was formed in 1999 through a spin-off of assets from The Gabelli Equity Trust.

(6) The Gabelli Healthcare and Wellness[RX] Trust was formed in 2007 through a spin-off of assets from The Gabelli Equity Trust.

(7) Funds Advisor has reduced the Advisory fee from 1.00% to 0.50% since April 1, 2002. Gabelli & Company waived receipt of the 12b-1 Plan distribution fees as of January 1, 2003, and on February 25, 2004, the Fund's Board of Directors agreed with the Funds Advisor's request to terminate the 12b-1 Plan. The advisory fee was contractually set at 0.50% as of May 1, 2007. The Gabelli ABC Fund – Advisor class has a 12b-1 Plan which pays 0.25%.

(8) Certain funds are not rated because they do not have a three-year history, or there are not enough similar funds in the category determined by Morningstar.

(9) Funds Advisor has agreements in place to waive its advisory fee or reimburse expenses of the Fund to maintain fund expenses at a specified level for Class AAA shares; multi-class shares have separate limits as described in the Fund's prospectus. (The Gabelli Woodland Small Cap Value Fund – 2.00%; The GAMCO Global Opportunity Fund – 2.00%; The GAMCO Vertumnus Fund – 2.00%; The Gabelli SRI Fund – 2.00%; The Gabelli Enterprise Mergers and Acquisitions Fund – 1.90% for class A; The Gabelli U.S. Treasury Money Market Fund – 0.08%. Such agreements are renewable annually).

(10) Funds Advisor has agreed to reduce its advisory fee on the liquidation value of preferred stock outstanding if certain performance levels are not met.

(11) The Gabelli U.S. Treasury Money Market Fund ranked third in total return for the twelve months ended December 31, 2010 among 69 U.S. Treasury money market funds tracked by Lipper Inc. For the 5 year and 10 year periods ended December 31, 2010, the fund ranked first out of 62 funds and second out of 45 funds, respectively, within that category. Investment returns and yield will fluctuate. An investment in a money market fund is not guaranteed by the United States government nor insured by the Federal Deposit Insurance Corporation or any government agency. Although the Fund seeks to preserve the value of an investment at $1.00 per share, it is possible to lose money by investing on the Fund.

Shareholders of the open-end funds are allowed to exchange shares among the same class of shares of the other open-end funds as economic and market conditions and investor needs change at no additional cost. However, as noted below, certain open-end funds impose a 2% redemption fee on shares redeemed in seven days or less after a purchase. We periodically introduce new funds designed to complement and expand our investment product offerings, respond to competitive developments in the financial marketplace and meet the changing needs of investors.

Our marketing efforts for the open-end funds are currently focused on increasing the distribution and sales of our existing funds as well as creating new products for sale through our distribution channels. We believe that our marketing efforts for the funds will continue to generate additional revenues from investment advisory fees. We have traditionally distributed most of our open-end funds by using a variety of direct response marketing techniques, including telemarketing and advertising, and as a result we maintain direct relationships with many of our no-load open-end fund customers. Beginning in late 1995, we expanded our product distribution by offering several of our open-end funds through third party distribution programs, including NTF programs. In 1998 and 1999, we further expanded these efforts to include substantially all of our open-end funds in third party distribution programs. More than 28% of the AUM in the open-end funds are still attributable to our direct response marketing efforts. Third party distribution programs have become an increasingly important source of asset growth for us. Of the $11.3 billion of AUM in the open-end equity funds as of December 31, 2010, approximately 72% were generated through third party distribution programs. We are responsible for paying the service and distribution fees charged by many of the third party distribution programs, although a portion of such service fees under certain circumstances are payable by the funds. During 2000, we completed development of additional classes of shares for many of our Funds for sale through national brokerage and investment firms and other third party distribution channels on a commission basis. The multi-class shares are available in all of the Gabelli Funds, except for the Gabelli Capital Asset Fund and the GAMCO Mathers Fund. We believe that the use of multi-class share products will expand the distribution of Gabelli Fund products into the advised sector of the mutual fund investment community. During 2003, we introduced Class I shares, which are no-load shares with higher minimum initial investment and without distribution fees available to Institutional and Retirement Plan Accounts held directly through Gabelli & Company. The no-load shares are designated as Class AAA shares and are available for new and current investors. In general, distribution through third party distribution programs has greater variable cost components and lower fixed cost components than distribution through our traditional direct sales methods.

We provide investment advisory and management services pursuant to an investment management agreement with each fund. The investment management agreements with the funds generally provide that we are responsible for the overall investment and administrative services, subject to the oversight of each fund's Board of Directors or Trustees and in accordance with each fund's fundamental investment objectives and policies. The investment management agreements permit us to enter into separate agreements for administrative and accounting services on behalf of the respective Funds.

Our affiliated advisors provide the funds with administrative services pursuant to the management contracts. Such services include, without limitation, supervision of the calculation of net asset value, preparation of financial reports for shareholders of the funds, internal accounting, tax accounting and reporting, regulatory filings and other services. Most of these administrative services are provided through sub-contracts with unaffiliated third parties. Transfer agency and custodial services are provided directly to the funds by unaffiliated third parties.

Our fund investment management agreements may continue in effect from year to year only if specifically approved at least annually by (i) the fund's Board of Directors or Trustees or (ii) the fund's shareholders and, in either case, the vote of a majority of the fund's directors or trustees who are not parties to the agreement or "interested persons" of any such party, within the meaning of the Investment Company Act of 1940 as amended (the "Company Act"). Each fund may terminate its investment management agreement at any time upon 60 days' written notice by (i) a vote of the majority of the Board of Directors or Trustees cast in person at a meeting called for the purpose of voting on such termination or (ii) a vote at a meeting of shareholders of the lesser of either 67% of the voting shares represented in person or by proxy or 50% of the outstanding voting shares of such Fund. Each investment management agreement automatically terminates in the event of its assignment, as defined in the Company Act. We may terminate an investment management agreement without penalty on 60 days' written notice.

Mutual Fund Distribution, Institutional Research, Brokerage and Underwriting

Gabelli & Company, the wholly-owned subsidiary of our 93% majority-owned subsidiary GSI, is a broker-dealer registered under the Securities Exchange Act of 1934 and is regulated by the Financial Industry Regulatory Authority ("FINRA"). Gabelli & Company's revenues are derived primarily from the distribution of our Funds, institutional research services, underwriting fees and selling concessions.

Mutual Fund Distribution

Gabelli & Company distributes our open-end funds pursuant to distribution agreements with each fund. Under each distribution agreement with an open-end fund, Gabelli & Company offers and sells such open-end fund's shares on a continuous basis and pays the majority of the costs of marketing and selling the shares, including printing and mailing prospectuses and sales literature, advertising and maintaining sales and customer service personnel and sales and services fulfillment systems, and payments to the sponsors of third party distribution programs, financial intermediaries and Gabelli & Company sales personnel. Gabelli & Company receives fees for such services pursuant to distribution plans adopted under provisions of Rule 12b-1 ("12b-1") of the Company Act. Distribution fees from the open-end funds are computed daily based on average net assets. Distribution fees from the open-end funds amounted to $29.0 million, $20.8 million and $23.8 million for the years ended December 31, 2010, 2009 and 2008, respectively. In 2010, GAMCO filed an application for the establishment of a new broker dealer. It is contemplated that this new broker dealer would become the distributor of the affiliated mutual funds which Gabelli & Company currently distributes. Currently, Gabelli & Company is the principal underwriter for funds distributed in multiple classes of shares which carry either a front-end or back-end sales charge. Underwriting fees and sales charges retained amounted to $1.9 million, $946,000 and $627,000 for the years ended December 31, 2010, 2009 and 2008, respectively.

Under the distribution plans, the open-end Class AAA shares of the funds (except The Gabelli U.S. Treasury Money Market Fund, Gabelli Capital Asset Fund and The Gabelli ABC Fund) and the Class A and V shares of various funds pay Gabelli & Company a distribution or service fee of .25% per year (except the Class A shares of the GAMCO Westwood Funds and Gabelli Enterprise Mergers & Acquisition Fund which pay .50% and 0.45% per year, respectively, and the GAMCO Westwood Intermediate Bond Fund which pays .35%) on the average daily net assets of the fund. Class B and Class C shares have a 12b-1 distribution plan with a service and distribution fee totaling 1%. Gabelli & Company's distribution agreements with the funds may continue in effect from year to year only if specifically approved at least annually by (i) the fund's Board of Directors or Trustees or (ii) the fund's shareholders and, in either case, the vote of a majority of the fund's directors or trustees who are not parties to the agreement or "interested persons" of any such party, within the meaning of the Company Act. Each fund may terminate its distribution agreement, or any agreement thereunder, at any time upon 60 days' written notice by (i) a vote of the majority of its directors or trustees cast in person at a meeting called for the purpose of voting on such termination or (ii) a vote at a meeting of shareholders of the lesser of either 67% of the voting shares represented in person or by proxy or 50% of the outstanding voting shares of such fund. Each distribution agreement automatically terminates in the event of its assignment, as defined in the Company Act. Gabelli & Company may terminate a distribution agreement without penalty upon 60 days' written notice.

Gabelli & Company also offers our open-end Fund products through our website, **www.gabelli.com**, where directly registered mutual fund investors can access their personal account information and buy, sell and exchange Fund shares. Fund prospectuses, quarterly reports, fund applications, daily net asset values and performance charts are all available online.

Institutional Research Services

Gabelli & Company provides institutional investors with investment ideas on numerous industries and special situations, with a particular focus on small-cap and mid-cap companies. Our research analysts are industry-focused, following sectors that stem from our core competencies. They are experts on their industries, and look at companies of all market capitalizations on a global basis. Their financial models look five years into the past, and project five years forward, to understand earnings power and free cash flow. They look for growing companies, with improving balance sheets and shareholder-sensitive management. The primary function of the research team is to gather data, array the data, project and interpret data from which investment decisions can be made. The objective of the institutional research services is to provide superior investment ideas to investment decision makers.

Analysts are generally assigned to research teams, coordinated by a senior analyst, in order to enhance idea cross-fertilization, and more efficiently share knowledge acquired in related industry subsectors. Our teams are broken down into Digital, which includes cable, telecommunications, broadcasting, publishing, advertising, and entertainment, Gabelli Green, which researches investment opportunities in clean and renewable energy, Consumer, Health and Wellness, and Industrial.

Gabelli & Company generates institutional research services revenues through brokerage activities from securities transactions executed on an agency basis on behalf of institutional and private wealth management clients as well as from retail customers and mutual funds. Institutional research services revenues totaled $16.6 million, $16.7 million, and $16.1 million for the years ended December 31, 2010, 2009 and 2008, respectively. Gabelli & Company continues to pursue expansion of such activities.

Underwriting

During 2010, Gabelli & Company acted as underwriter in the Gabelli Healthcare & Wellness^{RX} Trust offering of 5.76% Series A Cumulative Preferred shares and as agent in the secondary offerings of the Gabelli Global Gold, Natural Resources & Income Trust. During 2009, Gabelli & Company acted as the Dealer Manager for The GDL Fund's Series A Cumulative Callable Preferred Share Rights Offering and as agent in the secondary offerings of the Gabelli Global Gold, Natural Resources & Income Trust. In 2008, Gabelli & Company did not participate in any underwritings.

Competition

We compete with other investment management firms and mutual fund companies, insurance companies, banks, brokerage firms and other financial institutions that offer products that have similar features and investment objectives to those offered by us. Many of the investment management firms with which we compete are subsidiaries of large diversified financial companies and many others are much larger in terms of AUM and revenues and, accordingly, have much larger sales organizations and marketing budgets. Historically, we have competed primarily on the basis of the long-term investment performance of many of our investment products. However, we have taken steps to increase our distribution channels, brand name awareness and marketing efforts.

The market for providing investment management services to institutional and private wealth management Institutional and Private Wealth Management is also highly competitive. Approximately 34% of our investment advisory fee revenue for the year ended December 31, 2010 was derived from our Institutional and Private Wealth Management. Selection of investment advisors by U.S. institutional investors is often subject to a screening process and to favorable recommendations by investment industry consultants. Many of these investors require their investment advisors to have a successful and sustained performance record, often five years or longer, and also focus on one-year and three-year performance records. We have significantly increased our AUM on behalf of U.S. institutional investors since our entry into the institutional asset management business in 1977. At the current time, we believe that our investment performance record would be attractive to potential new institutional and private wealth management clients. However, no assurance can be given that our efforts to obtain new business will be successful.

Intellectual Property

Service marks and brand name recognition are important to our business. We have rights to the service marks under which our products are offered. We have registered certain service marks in the United States and will continue to do so as new trademarks and service marks are developed or acquired. We have rights to use the "Gabelli" name, the "GAMCO" name, and other names. Pursuant to an assignment agreement, Mr. Gabelli has assigned to us all of his rights, title and interests in and to the "Gabelli" name for use in connection with investment management services, mutual funds and securities brokerage services. However, under the agreement, Mr. Gabelli will retain any and all rights, title and interests he has or may have in the "Gabelli" name for use in connection with (i) charitable foundations controlled by Mr. Gabelli or members of his family or (ii) entities engaged in private investment activities for Mr. Gabelli or members of his family. In addition, the funds managed by Mr. Gabelli outside GBL have entered into a license agreement with us permitting them to continue limited use of the "Gabelli" name under specified circumstances. We have taken, and will continue to take, action to protect our interests in these service marks.

Regulation

Virtually all aspects of our businesses are subject to various federal, state and foreign laws and regulations. These laws and regulations are primarily intended to protect investment advisory clients and shareholders of investment funds, the markets and customers of broker-dealers. Under such laws and regulations, agencies that regulate investment advisors and broker-dealers have broad powers, including the power to limit, restrict or prohibit such an advisor or broker-dealer from carrying on its business in the event that it fails to comply with such laws and regulations. In such an event, the possible sanctions that may be imposed include civil and criminal liability, the suspension of individual employees, injunctions, limitations on engaging in certain lines of business for specified periods of time, revocation of the investment advisor and other registrations, censures, and fines.

Our business is subject to extensive regulation at the federal, state and foreign level by the SEC and other regulatory bodies. Certain of our subsidiaries are registered with the SEC under the Investment Advisers Act of 1940 ("Advisers Act"), and the funds are registered with the SEC under the Company Act. We also have a subsidiary that is registered as a broker-dealer with the SEC and is subject to regulation by the FINRA and various states.

The subsidiaries of GBL that are registered with the Commission under the Advisers Act (Funds Advisor, Gabelli Fixed Income LLC, GAMCO and GSI) are regulated by and subject to examination by the SEC. The Advisers Act imposes numerous obligations on registered investment advisors including fiduciary duties and disclosure obligations and record keeping, operational and marketing requirements. The Commission is authorized to institute proceedings and impose sanctions for violations of the Advisers Act, ranging from censure to termination of an investment advisor's registration. The failure of an advisory subsidiary to comply with the requirements of the SEC could have a material adverse effect on us.

We derive a substantial majority of our revenues from investment advisory services through our various investment management agreements. Under the Advisers Act, our investment management agreements may not be assigned without the client's consent. Under the Company Act, advisory agreements with registered investment companies such as our Funds terminate automatically upon assignment. The term "assignment" is broadly defined and includes direct as well as assignments that may be deemed to occur, under certain circumstances, upon the transfer, directly or indirectly, of a controlling interest in GBL.

In its capacity as a broker-dealer, Gabelli & Company is required to maintain certain minimum net capital and cash reserves for the benefit of our customers. Gabelli & Company's net capital, as defined, has consistently met or exceeded all minimum requirements. Gabelli & Company is also subject to periodic examination by FINRA, the SEC and the states.

Subsidiaries of GBL are subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and to regulations promulgated there under, insofar as they are "fiduciaries" under ERISA with respect to certain of their clients. ERISA and applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"), impose certain duties on persons who are fiduciaries under ERISA and prohibit certain transactions involving ERISA plan clients. Our failure to comply with these requirements could have a material adverse effect on us.

Investments by GBL and on behalf of our advisory clients and investment funds often represent a significant equity ownership position in an issuer's class of stock. As of December 31, 2010, we had five percent or more beneficial ownership with respect to approximately 113 equity securities. This activity raises frequent regulatory, legal, and disclosure issues regarding our aggregate beneficial ownership level with respect to portfolio securities, including issues relating to issuers' shareholder rights plans or "poison pills," and various federal and state regulatory limitations, including state gaming laws and regulations, federal communications laws and regulations and public utility holding company laws and regulations as well as federal proxy rules governing shareholder communications and federal laws and regulations regarding the reporting of beneficial ownership positions. Our failure to comply with these requirements could have a material adverse effect on us.

The USA Patriot Act of 2001, contains anti-money laundering and financial transparency laws and mandates the implementation of various new regulations applicable to broker-dealers, mutual funds and other financial services companies, including standards for verifying client identification at account opening, and obligations to monitor client transactions and report suspicious activities. Anti-money laundering laws outside of the U.S. contain some similar provisions. Our failure to comply with these requirements could have a material adverse effect on us.

We and certain of our affiliates are subject to the laws of non-U.S. jurisdictions and non-U.S. regulatory agencies or bodies. In connection with our opening of an office in London and our plans to market certain products in Europe, we are required to comply with the laws of the United Kingdom and other European countries regarding these activities. Our subsidiary, GAMCO Asset Management (UK) Limited, is regulated by the Financial Services Authority. In connection with our registration in the United Kingdom, we have minimum capital requirements that have been consistently met or exceeded. Several of our investment funds are organized under the laws of foreign jurisdictions and subject to regulation. We opened research offices in Shanghai and Hong Kong and therefore are subject to national and local laws in those jurisdictions. We are subject to requirements in numerous jurisdictions regarding reporting of beneficial ownership positions in securities issued by companies whose securities are publicly-traded in those countries.

Regulatory matters

The investment management industry is likely to continue facing a high level of regulatory scrutiny and become subject to additional rules designed to increase disclosure, tighten controls and reduce potential conflicts of interest. In addition, the Commission has substantially increased its use of focused inquiries in which it requests information from investment advisors and a number of fund complexes regarding particular practices or provisions of the securities laws. We participate in some of these inquiries in the normal course of our business. Changes in laws, regulations and administrative practices by regulatory authorities, and the associated compliance costs, have increased our cost structure and could in the future have a material impact. Although we have installed procedures and utilize the services of experienced administrators, accountants and lawyers to assist us in adhering to regulatory guidelines and satisfying these requirements, and maintain insurance to protect ourselves in the case of client losses, there can be no assurance that the precautions and procedures that we have instituted and installed or the insurance that we maintain to protect ourselves in case of client losses will protect us from potential liabilities.

See item 3 below.

Personnel

On January 31, 2011, we had a full-time staff of 222 individuals, of whom 69 served in the portfolio management, research and trading areas (including 20 portfolio managers for the Mutual Funds, Institutional and Private Wealth Management and Investment Partnerships), 76 served in the marketing and shareholder servicing areas and 77 served in the administrative area.

ITEM 1A: RISK FACTORS

Business Risks

We caution the reader that the following business risks and those risks described elsewhere in this report and in our other SEC filings could cause our actual results to differ materially from expectations stated in our forward-looking statements.

Risks Related to Our Industry

Changes in laws or regulations or in governmental policies could limit the sources and amounts of our revenues, increase our costs of doing business, decrease our profitability and materially and adversely affect our business.

Our business is subject to extensive regulation in the United States, primarily at the federal level, including regulation by the SEC under the Company Act and the Advisers Act, by the Department of Labor under ERISA, as well as regulation by FINRA and state regulators. The Funds managed by Funds Advisor are registered with the SEC as investment companies under the Company Act. The Advisers Act imposes numerous obligations on investment advisors, including record-keeping, advertising and operating requirements, disclosure obligations, custodial requirements and prohibitions on fraudulent activities. The Company Act imposes similar obligations, as well as additional detailed operational requirements, on registered investment companies and investment advisors. Our failure to comply with applicable laws or regulations could result in fines, censure, suspensions of personnel or other sanctions, including revocation of our registration as an investment advisor or broker-dealer. Industry regulations are designed to protect our clients and investors in our funds and other third parties who deal with us and to ensure the integrity of the financial markets. Our industry is frequently altered by new laws or regulations and by revisions to, and evolving interpretations of, existing laws and regulations. Changes in laws or regulations or in governmental policies could limit the sources and amounts of our revenues including distribution revenue under the Company Act, increase our costs of doing business, decrease our profitability and materially and adversely affect our business.

To the extent we are forced to compete on the basis of price, we may not be able to maintain our current fee structure.

The investment management business is highly competitive and has relatively low barriers to entry. To the extent we are forced to compete on the basis of price, we may not be able to maintain our current fee structure. Although our investment management fees vary from product to product, historically we have competed primarily on the performance of our products and not on the level of our investment management fees relative to those of our competitors. In recent years, however, there has been a trend toward lower fees in the investment management industry. In order to maintain our fee structure in a competitive environment, we must be able to continue to provide clients with investment returns and service that make investors willing to pay our fees. In addition, the board of directors or trustees of each fund managed by Funds Advisor must make certain findings as to the reasonableness of its fees. We cannot be assured that we will succeed in providing investment returns and service that will allow us to maintain our current fee structure. Fee reductions on existing or future new business could have an adverse effect on our profit margins and results of operations.

We derive a substantial portion of our revenues from contracts that may be terminated on short notice.

A substantial majority of all of our revenues are derived from investment management agreements and distribution arrangements. Investment management agreements and distribution arrangements with the Funds are terminable without penalty on 60 days' notice (subject to certain additional procedural requirements in the case of termination by a Fund) and must be specifically approved at least annually, as required by law. Such annual renewal requires, among other things, approval by the disinterested members of each Fund's board of directors or trustees. Investment advisory agreements with our Institutional and Private Wealth Management clients are typically terminable by the client without penalty on 30 days' notice or less. Any failure to renew or termination of a significant number of these agreements or arrangements would have a material adverse effect on us.

Investors in the open-end funds can redeem their investments in these funds at any time without prior notice, which could adversely affect our earnings.

Open-end fund investors may redeem their investments in those funds at any time without prior notice. Investors may reduce the aggregate amount of AUM for any number of reasons, including investment performance, changes in prevailing interest rates and financial market performance. In a declining stock market, the pace of mutual fund redemptions could accelerate. Poor performance relative to other asset management firms tends to result in decreased purchases of mutual fund shares and increased redemptions of mutual fund shares. The redemption of investments in mutual funds managed by Funds Advisor would adversely affect our revenues, which are substantially dependent upon the AUM in our funds. If redemptions of investments in mutual funds caused our revenues to decline, it could have a material adverse effect on our earnings.

Certain changes in control of our company would automatically terminate our investment management agreements with our clients, unless our Institutional and Private Wealth Management clients consent and, in the case of fund clients, the funds' boards of directors and shareholders vote to continue the agreements, and could prevent us for a two-year period from increasing the investment advisory fees we are able to charge our mutual fund clients.

Under the Company Act, an investment management agreement with a fund must provide for its automatic termination in the event of its assignment. The fund's board and shareholders must vote to continue the agreement following its assignment, the cost of which ordinarily would be borne by us. Under the Advisers Act, a client's investment management agreement may not be "assigned" by the investment advisor without the client's consent. An investment management agreement is considered to be assigned to another party when a controlling block of the advisor's securities is transferred. In our case, an assignment of our investment management agreements may occur if, among other things, we sell or issue a certain number of additional common shares in the future. We cannot be certain that our clients will consent to assignments of our investment management agreements or approve new agreements with us if an assignment occurs. Under the Company Act, if a fund's investment advisor engages in a transaction that results in the assignment of its investment management agreement with the fund, the advisor may not impose an "unfair burden" on that fund as a result of the transaction for a two-year period after the transaction is completed. The term "unfair burden" has been interpreted to include certain increases in investment advisory fees. This restriction may discourage potential purchasers from acquiring a controlling interest in our company.

Regulatory developments designed to increase oversight of private funds may adversely affect our business.

The SEC has proposed a rule that would limit the eligibility of individuals to invest in private funds by requiring that such individuals own not less than $2.5 million in investments at the time of their private fund investment. The SEC may also propose or enact other rules designed to increase oversight of private funds by the SEC. Any regulations applicable to private funds that may be adopted could have an impact on our operations and may adversely affect our private fund business and decrease our future income.

A decline in the prices of securities would lead to a decline in our assets under management, revenues and earnings.

Substantially all of our revenues are determined by the amount of our AUM. Under our investment advisory contracts with our clients, the investment advisory fees we receive are typically based on the market value of AUM. In addition, we receive asset-based distribution and/or service fees with respect to the open-end funds managed by Funds Advisor or Teton Advisors, Inc. ("Teton") over time pursuant to distribution plans adopted under provisions of Rule 12b-1 under the Company Act. Rule 12b-1 fees typically are based on the average AUM and represented approximately 10.3%, 9.5% and 9.7% of our total revenues for the years ended December 31, 2010, 2009 and 2008, respectively. Accordingly, a decline in the prices of securities generally may cause our revenues and net income to decline by either causing the value of our AUM to decrease, which would result in lower investment advisory and Rule 12b-1 fees, or causing our clients to withdraw funds in favor of investments they perceive to offer greater opportunity or lower risk, which would also result in lower fees. The securities markets are highly volatile, and securities prices may increase or decrease for many reasons, including economic and political events and acts of terrorism beyond our control. If a decline in securities prices caused our revenues to decline, it could have a material adverse effect on our earnings.

Catastrophic and unpredictable events could have a material adverse effect on our business.

A terrorist attack, war, power failure, cyber-attack, natural disaster or other catastrophic or unpredictable event could adversely affect our future revenues, expenses and earnings by: interrupting our normal business operations; sustaining employee casualties, including loss of our key executives; requiring substantial expenditures and expenses to repair, replace and restore normal business operations; and reducing investor confidence.

We have a disaster recovery plan to address certain contingencies, but we cannot be assured that this plan will be sufficient in responding or ameliorating the effects of all disaster scenarios. If our employees or vendors we rely upon for support in a catastrophic event are unable to respond adequately or in a timely manner, we may lose clients resulting in a decrease in AUM which may have a material adverse effect on revenues and net income.

Risks Related to Our Business

Control by Mr. Gabelli of a majority of the combined voting power of our common stock may give rise to conflicts of interests.

Since our initial public offering in 1999, Mr. Gabelli, through his control and majority ownership of GGCP, has beneficially owned a majority of our outstanding Class B Stock, representing 94% of voting control. As long as Mr. Gabelli indirectly beneficially owns a majority of the combined voting power of our common stock, he will have the ability to elect all of the members of our Board of Directors and thereby control our management and affairs, including determinations with respect to acquisitions, dispositions, borrowings, issuances of common stock or other securities, and the declaration and payment of dividends on the common stock. In addition, Mr. Gabelli will be able to determine the outcome of matters submitted to a vote of our shareholders for approval and will be able to cause or prevent a change in control of our company. As a result of Mr. Gabelli's control, none of our agreements with Mr. Gabelli and other companies controlled by him can be assumed to have been arrived at through "arm's-length" negotiations, although we believe that the parties endeavor to implement market-based terms. There can be no assurance that we would not have received more favorable terms from an unaffiliated party.

On February 6, 2008, Mr. Mario Gabelli entered into an amended and restated employment agreement (the "2008 Employment Agreement") with the Company, which was approved by the Company's shareholders on November 30, 2007 and which limits his activities outside of the Company. The 2008 Employment Agreement modified Mr. Mario Gabelli's previous employment agreement primarily by (i) eliminating outdated provisions, clarifying certain language and reflecting our name change; (ii) revising the term of the Employment Agreement for an indefinite term to a three-year initial term that automatically extends the initial term for an additional year on each anniversary of the Employment Agreement's effective date unless either party gives written notice at least 90 days in advance of the expiration date; (iii) allowing for services to be performed for former subsidiaries that are spun off to shareholders or otherwise cease to be subsidiaries in similar transactions; (iv) allowing new investors in the permitted outside accounts if all of the performance fees, less expenses, generated by assets attributable to such investors are paid to us; (v) allowing for the management fee to be paid directly to Mr. Mario Gabelli or to an entity designated by him; and (vi) adding certain language to ensure that the 2008 Employment Agreement complies with Section 409A of the Internal Revenue Code.

Under the 2008 Employment Agreement, the manner of computing Mr. Gabelli's remuneration from GAMCO is unchanged.

Mr. Gabelli (or his designee under the Amended Agreement) will continue receiving an incentive-based management fee in the amount of 10% of our aggregate pre-tax profits, if any, as computed for financial reporting purposes in accordance with U.S. generally accepted accounting principles (before consideration of this fee) so long as he is an executive of GAMCO and devotes the substantial majority of his working time to our business. This incentive-based management fee is subject to the Compensation Committee's review at least annually for compliance with its terms.

Consistent with the firm's practice since its inception in 1977, Mr. Gabelli will also continue receiving a percentage of revenues or net operating contribution, which are substantially derived from AUM, as compensation relating to or generated by the following activities: (i) managing or overseeing the management of various investment companies and partnerships, (ii) attracting mutual fund shareholders, (iii) attracting and managing Institutional and Private Wealth Management clients, and (iv) otherwise generating revenues for the company. Such payments are made in a manner and at rates as agreed to from time to time by GAMCO, which rates have been and generally will be the same as those received by other professionals at GAMCO performing similar services. With respect to our institutional and high net worth asset management and mutual fund advisory business, our business model strives to pay out up to 40% of the revenues or net operating contribution to the portfolio managers and marketing staff who introduce, service or generate such business, with payments involving the Institutional and Private Wealth Management business being typically based on revenues and payments involving the mutual funds being typically based on net operating contribution.

Mr. Gabelli has agreed that while he is employed by us he will not provide investment management services outside of GAMCO, except for certain permitted accounts. These accounts held assets at December 31, 2010 and 2009 of approximately $91.8 million and $83.4 million, respectively. Mr. Gabelli continues to be a member of the team that manages the GAMCO Westwood Mighty Mites[SM] Fund, whose advisor, Teton, was spun-off from GBL in March 2009. The assets in the GAMCO Mighty Mites[SM] Fund at December 31, 2010 were $517.6 million. The Amended Agreement may not be amended without the approval of the Compensation Committee.

We depend on Mr. Gabelli and other key personnel.

We are dependent on the efforts of Mr. Gabelli, our Chairman of the Board, Chief Executive Officer and the primary portfolio manager for a significant majority of our AUM. The loss of Mr. Gabelli's services would have a material adverse effect on us.

In addition to Mr. Gabelli, our future success depends to a substantial degree on our ability to retain and attract other qualified personnel to conduct our investment management business. The market for qualified portfolio managers is extremely competitive and has grown more so in recent periods as the investment management industry has experienced growth. We anticipate that it will be necessary for us to add portfolio managers and investment analysts as we further diversify our investment products and strategies. There can be no assurance, however, that we will be successful in our efforts to recruit and retain the required personnel. In addition, our investment professionals and senior marketing personnel have direct contact with our Institutional and Private Wealth Management clients, which can lead to strong client relationships. The loss of these personnel could jeopardize our relationships with certain Institutional and Private Wealth Management clients, and result in the loss of such accounts. The loss of key management professionals or the inability to recruit and retain sufficient portfolio managers and marketing personnel could have a material adverse effect on our business.

Potential adverse effects on our performance prospects from a decline in the performance of the securities markets.

Our results of operations are affected by many economic factors, including the performance of the securities markets. During the 1990s, unusually favorable and sustained performance of the U.S. securities markets, and the U.S. equity market, in particular, attracted substantial inflows of new investments in these markets and has contributed to significant market appreciation which has, in turn, led to an increase in our AUM and revenues. At December 31, 2010, approximately 95% of our AUM were invested in portfolios consisting primarily of equity securities. More recently, the securities markets in general have experienced significant volatility. Any decline in the securities markets, in general, and the equity markets, in particular, could reduce our AUM and consequently reduce our revenues. In addition, any such decline in the equity markets, failure of these markets to sustain their prior levels of growth, or continued short-term volatility in these markets could result in investors withdrawing from the equity markets or decreasing their rate of investment, either of which would be likely to adversely affect us. From time to time, a relatively high proportion of the assets we manage may be concentrated in particular industry sectors. A general decline in the performance of securities in those industry sectors could have an adverse effect on our AUM and revenues.

Possibility of losses associated with proprietary investment activities.

Currently, we maintain large proprietary investment positions in securities. Market fluctuations and other factors may result in substantial losses in our proprietary accounts, which could have an adverse effect on our balance sheet, reduce our ability or willingness to make new investments or impair our credit ratings.

Future investment performance could reduce revenues and other income.

Success in the investment management and mutual fund businesses is dependent on investment performance as well as distribution and client servicing. Good performance generally stimulates sales of our investment products and tends to keep withdrawals and redemptions low, which generates higher management fees (which are based on the amount of AUM). Conversely, relatively poor performance tends to result in decreased sales, increased withdrawals and redemptions in the case of the open-end Funds, and in the loss of Institutional and Private Wealth Management clients, with corresponding decreases in revenues to us. Many analysts of the mutual fund industry believe that investment performance is the most important factor for the growth of open and closed-end funds, such as those we offer. Failure of our investment products to perform well or failure of the Funds to maintain ratings or rankings could, therefore, have a material adverse effect on us.

Loss of significant Institutional and Private Wealth Management accounts could affect our revenues.

We had approximately 1,600 Institutional and Private Wealth Management accounts as of December 31, 2010, of which the ten largest accounts generated approximately 8% of our total revenues during the year ended December 31, 2010. Loss of these accounts for any reason would have an adverse effect on our revenues. Not withstanding performance, we have from time to time lost large Institutional and Private Wealth Management accounts as a result of corporate mergers and restructurings, and we could continue to lose accounts under these or other circumstances.

A decline in the market for closed-end funds could reduce our ability to raise future assets to manage.

Market conditions may preclude us from increasing the assets we manage in closed-end funds. A significant portion of our recent growth in the assets we manage has resulted from public offerings of the common and preferred shares of closed-end funds. We have raised approximately $2.4 billion in gross assets through closed-end fund offerings since January 2004. The market conditions for these offerings may not be as favorable in the future, which could adversely impact our ability to grow the assets we manage and our revenue.

We rely on third party distribution programs.

Since 1996, we have experienced significant growth in sales of our open-end funds through third party distribution programs, which are programs sponsored by third party intermediaries that offer their mutual fund customers a variety of competing products and administrative services. Most of the sales growth from our third party distribution programs is from programs with no transaction fees payable by the customer, which we refer to as NTF programs. Approximately $3.9 billion of our AUM in the open-end funds as of December 31, 2010 were obtained through NTF programs. The cost of participating in third party distribution programs is higher than our direct distribution costs, and it is anticipated that the cost of third party distribution programs will increase in the future. Any increase would be likely to have an adverse effect on our profit margins and results of operations. In addition, there can be no assurance that the third party distribution programs will continue to distribute the Funds. At December 31, 2010, approximately 94% of the NTF program net assets in the Gabelli/GAMCO families of funds are attributable to two NTF programs. The decision by these third party distribution programs to discontinue distribution of the funds, or a decision by us to withdraw one or more of the funds from the programs, could have an adverse effect on our growth of AUM.

Possibility of losses associated with underwriting, trading and market-making activities.

Our underwriting and trading activities are primarily conducted through our subsidiary, Gabelli & Company, primarily as agent. Such activities subject our capital to significant risks of loss. The risks of loss include those resulting from ownership of securities, extension of credit, leverage, liquidity, counterparty failure to meet commitments, client fraud, employee errors, misconduct and fraud (including unauthorized transactions by traders), failures in connection with the processing of securities transactions and litigation. We have procedures and internal controls to address such risks, but there can be no assurance that these procedures and controls will prevent losses from occurring.

We may have liability as a general partner or otherwise with respect to our alternative investment products.

Certain of our subsidiaries act as general partner for investment partnerships, including arbitrage, event-driven long/short, sector focused and merchant banking limited partnerships. As a general partner of these partnerships, we may be held liable for the partnerships' liabilities in excess of their ability to pay such liabilities. In addition, in certain circumstances, we may be liable as a control person for the acts of our investment partnerships. As of December 31, 2010, our AUM included approximately $515 million in investment partnerships. A substantial adverse judgment or other liability with respect to our investment partnerships could have a material adverse effect on us.

Operational risks may disrupt our businesses, result in regulatory action against us or limit our growth.

We face operational risk arising from errors made in the execution, confirmation or settlement of transactions or from transactions not being properly recorded, evaluated or accounted for. Our business is highly dependent on our ability to process, on a daily basis, transactions across markets in an efficient and accurate manner. Consequently, we rely heavily on our financial, accounting and other data processing systems. If any of these systems do not operate properly or are disabled, we could suffer financial loss, a disruption of our businesses, liability to clients, regulatory intervention or reputational damage.

Dependence on information systems.

We operate in an industry that is highly dependent on its information systems and technology. We outsource a significant portion of our information systems operations to third parties who are responsible for providing the management, maintenance and updating of such systems. There can be no assurance, however, that our information systems and technology will continue to be able to accommodate our growth or that the cost of maintaining such outsourcing arrangements will not increase from its current level. Such a failure to accommodate growth, or an increase in costs related to these information systems, could have a material adverse effect on us.

Our credit ratings affect our borrowing costs.

Our borrowing costs and our access to the debt capital markets depend significantly on our credit ratings. A reduction in our credit ratings could increase our borrowing costs and may limit our access to increased capital resources.

We face exposure to litigation and arbitrage claims within our business.

The volume of litigation and arbitrage claims against financial services firms and the amount of damages claimed has increased over the past several years. The types of claims that we may face are varied. For example, we may face claims against us for purchasing securities that are inconsistent with a client's investment objectives or guidelines, in connection with the operation of the Funds or arising from an employment dispute. The risk of litigation is difficult to assess or quantify, and may occur years after the activities or events at issue. Even if we prevail in a legal action brought against us, the costs alone of defending against the action could have a material adverse effect on us.

Compliance failures and changes in regulation could adversely affect us.

Our investment management activities are subject to client guidelines, and our Mutual Fund business involves compliance with numerous investment, asset valuation, distribution and tax requirements. A failure to adhere to these guidelines or satisfy these requirements could result in losses which could be recovered by the client from us in certain circumstances. There can be no assurance that the precautions and procedures that we have instituted and installed or the insurance we maintain to protect ourselves in case of client losses will protect us from potential liabilities.

Our businesses are subject to extensive regulation in the United States, including by the SEC, FINRA and the FSA in the UK. We are also subject to the laws of non-U.S. jurisdictions and non-U.S. regulatory agencies or bodies. Our failure to comply with applicable laws or regulations could result in fines, suspensions of personnel or other sanctions, including revocation of our subsidiaries' registrations as an investment advisor or broker-dealer. Changes in laws or regulations or in governmental policies could have a material adverse effect on us. The regulatory matters described in the "Regulatory Matters" section above or other regulatory or compliance matters could also have a material adverse effect on us.

Our reputation is critical to our success.

Our reputation is critical to maintaining and developing relationships with our clients, Mutual Fund shareholders and third party intermediaries. In recent years, there have been a number of well-publicized cases involving fraud, conflicts of interest or other misconduct by individuals in the financial services industry. Misconduct by our staff, or even unsubstantiated allegations, could result not only in direct financial harm but also harm to our reputation, causing injury to the value of our brands and our ability to retain or attract AUM. In addition, in certain circumstances, misconduct on the part of our clients or other parties could damage our reputation. Harm to our reputation could have a material adverse effect on us.

We face strong competition from numerous and sometimes larger companies.

We compete with numerous investment management companies, stock brokerage and investment banking firms, insurance companies, banks, savings and loan associations and other financial institutions. Continuing consolidation in the financial services industry has created stronger competitors with greater financial resources and broader distribution channels than our own. Additionally, competing securities dealers whom we rely upon to distribute our mutual funds also sell their own proprietary funds and investment products, which could limit the distribution of our investment products. To the extent that existing or potential customers, including securities dealers, decide to invest in or distribute the products of our competitors, the sales of our products as well as our market share, revenues and net income could decline.

Fee pressures could reduce our profit margins.

There has been a trend toward lower fees in some segments of the investment management industry. In order for us to maintain our fee structure in a competitive environment, we must be able to provide clients with investment returns and service that will encourage them to be willing to pay such fees. Accordingly, there can be no assurance that we will be able to maintain our current fee structure. Fee reductions on existing or future new business could have an adverse impact on our profit margins and results of operations.

Risks Related to the Company

The disparity in the voting rights among the classes of shares may have a potential adverse effect on the price of our Class A Stock.

The holders of Class A Stock and Class B Stock have identical rights except that (i) holders of Class A Stock are entitled to one vote per share, while holders of Class B Stock are entitled to ten votes per share on all matters to be voted on by shareholders in general, and (ii) holders of Class A Stock are not eligible to vote on matters relating exclusively to Class B Stock and vice versa. The differential in voting rights and the ability of our company to issue additional Class B Stock could adversely affect the value of the Class A Stock to the extent the investors, or any potential future purchaser of our company, view the superior voting rights of the Class B Stock to have value. On November 30, 2007, Class A Stock shareholders approved a referendum for the Board of Directors to consider the conversion and reclassification of our shares of Class B Stock into Class A Stock at a ratio of 1.15 shares of Class A Stock for each share of Class B Stock.

Future sales of our Class A Stock in the public market or sales or distributions of our Class B Stock could lower our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute our stockholders' ownership in us.

We may sell additional shares of Class A Stock in subsequent public offerings. We also may issue additional shares of Class A Stock or convertible debt securities. In addition, sales by our current shareholders could be perceived negatively.

No prediction can be made as to the effect, if any, that future sales or distributions of Class B Stock owned by GGCP Holdings LLC will have on the market price of the Class A Stock prevailing from time to time. Sales or distributions of substantial amounts of Class A or Class B Stock, or the perception that such sales or distributions could occur, could adversely affect the prevailing market price for the Class A Stock.

ITEM 1B: UNRESOLVED STAFF COMMENTS

None.

ITEM 2: PROPERTIES

As of December 31, 2010, we leased our principal offices which consisted of a single 60,000 square foot building located at 401 Theodore Fremd Avenue, Rye, New York which expires on December 31, 2023. The lease was extended for 15 years out in October 2008. This building was leased in December 1997 (prior to our 1999 IPO) from an entity controlled by members of Mr. Gabelli's immediate family. For 2010, 2009 and 2008 we paid approximately $1.1 million, $1.1 million and $890,000, respectively, or $18.15, $18.00 and $14.83 per square foot, respectively, under this lease. 5,000 square feet was subleased to entities under the control of Mr. Gabelli including Teton and LICT Corp. We receive rental payments under the sublease agreements, which totaled approximately $179,000, $181,000 and $151,000 in 2010, 2009 and 2008, respectively, and were used to offset operating expenses incurred for the property. The lease is a net net lease, which provides that in addition to the lease payments, all operating expenses related to the property, which are estimated at $860,000 annually, are to be paid by us.

We have also entered into leases for office space in both the U.S. and overseas principally for portfolio management, research, sales and marketing personnel. These offices are generally less than 4,000 square feet and leased for periods of five years or less.

ITEM 3: LEGAL PROCEEDINGS

From time to time, the Company is named in legal actions and proceedings. These actions may seek substantial or indeterminate compensatory as well as punitive damages or injunctive relief. The Company is also subject to governmental or regulatory examinations or investigations. The examinations or investigations could result in adverse judgments, settlements, fines, injunctions or other relief. The Company cannot predict the ultimate outcome of such matters. The consolidated financial statements include the necessary provision for losses that are deemed to be probable and estimable. In the opinion of management, the resolution of such claims will not be material to the financial condition of the Company.

ITEM 4: SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Reserved.

PART II

ITEM 5: MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our shares of Class A Stock are traded on the NYSE under the symbol GBL.

As of February 1, 2011, there were 167 Class A Stockholders of record and 24 Class B Stockholders of record. These figures do not include stockholders with shares held under beneficial ownership in nominee name, which are estimated to be approximately 3,000.

The following table sets forth the high and low prices of our Class A Stock for each quarter of 2010 and 2009 as reported by the NYSE.

Quarter Ended	High	Low
March 31, 2010	$ 49.82	$ 38.97
June 30, 2010	48.46	34.94
September 30, 2010	41.27	33.63
December 31, 2010	50.85	37.99
March 31, 2009	36.38	25.13
June 30, 2009	55.25	31.93
September 30, 2009	49.37	42.56
December 31, 2009	$ 53.00	$ 41.62

In 2008, we paid $2.02 per share in dividends to our shareholders. This included four quarterly dividends of $0.03 per share on March 28, 2008, June 27, 2008, September 30, 2008, and December 30, 2008, respectively, to all shareholders of record on March 14, 2008, June 13, 2008, September 16, 2008, and December 16, 2008, respectively. We also paid special dividends of $1.00 and $0.90 per share, respectively, to all of our shareholders, payable on September 16, 2008 and December 23, 2008, respectively, to shareholders of record on September 2, 2008 and December 9, 2008, respectively.

In 2009, we paid $2.13 per share in dividends to our shareholders. This included four quarterly dividends of $0.03 per share on March 31, 2009, June 30, 2009, September 29, 2009, and December 29, 2009, respectively, to all shareholders of record on March 17, 2009, June 16, 2009, September 15, 2009, and December 15, 2009, respectively. We also paid a special dividend of $2.00 per share to all of our shareholders, payable on December 15, 2009 to shareholders of record on December 1, 2009. Additionally, we distributed the shares of Teton that the Company owned on March 20, 2009 to shareholders of record on March 10, 2009 that had an initial value of approximately $0.01 per GBL share.

In 2010, we paid $1.82 per share in cash dividends to our shareholders. This included four quarterly dividends of $0.03 per share on March 30, 2010, June 29, 2010, September 28, 2010, and December 28, 2010, respectively, to all shareholders of record on March 16, 2010, June 15, 2010, September 14, 2010, and December 14, 2010, respectively. We also paid two special cash dividends of $0.90 per share and $0.80 per share to all of our shareholders, payable on September 14, 2010 and December 31, 2010, respectively, to shareholders of record on August 31, 2010 and December 15, 2010, respectively. Additionally, we paid a special dividend of $3.20 of principal per share in the form of a five-year, zero coupon subordinated debenture due 2015 to all of our shareholders, payable on December 31, 2010 to shareholders of record on December 15, 2010. For dividend accounting purposes, the Company used a value of $2.21 per share for the subordinated debenture.

As of December 31, 2010, since the Offering, we have returned $591.2 million in total to shareholders of which $313.2 million was in the form of dividends and $278.0 million was through buybacks.

The following table provides information with respect to the shares of our Class A Stock we repurchased during the three months ended December 31, 2010:

Period	Total Number of Shares Repurchased	Average Price Paid Per Share, net of Commissions	Total Number of Shares Repurchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares That May Yet Be Purchased Under the Plans or Programs
10/01/10 - 10/31/10	-	$ -	-	784,136
11/01/10 - 11/30/10	17,384	41.98	17,384	766,752
12/01/10 - 12/31/10	242,419	47.86	242,419	524,333
Totals	259,803	$ 47.46	259,803	

In 1999, the Board of Directors established the stock repurchase program. Our stock repurchase program is not subject to an expiration date.

We are required to provide a comparison of the cumulative total return on our Class A Stock as of December 31, 2010 with that of a broad equity market index and either a published industry index or a peer group index selected by us. The following chart compares the return on the Class A Stock with the return on the S&P 500 Index and an index comprised of public asset managers ("Peer group index"). The comparison assumes that $100 was invested in the Class A Stock and in each of the named indices, including the reinvestment of dividends, on December 31, 2005. This chart is not intended to forecast future performance of our common stock.



Total Return Performance
180
160
140
120
100
80
60
40
Index Value
12/31/05
12/31/06
12/31/07
12/31/08
12/31/09
12/31/10
GAMCO Investors, Inc.
S&P 500
SNL Asset Manager

	Dec. 31, 2005	Dec. 31, 2006	Dec. 31, 2007	Dec. 31, 2008	Dec. 31, 2009	Dec. 31, 2010
GAMCO Investors, Inc.	100.00	88.62	162.65	67.95	125.79	139.17
Peer group index	100.00	115.97	132.01	62.74	101.78	117.15
S&P 500 Index	100.00	115.79	122.16	76.96	97.33	111.99

The following table shows information regarding outstanding options and shares reserved for future issuance under our equity compensation plans as of December 31, 2010.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights		Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights
Equity compensation plans approved by security holders:			
Stock options	90,900	$	36.93
Restricted stock awards	123,100		n/a
Equity compensation plans not approved by security holders	-0-		-0-
Total	214,000		

The number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column above) are 800,075. All stock options and restricted stock awards ("RSAs") are recommended by the Company's Chairman, whom has never received either stock options or RSAs since the Company went public.

ITEM 6: SELECTED FINANCIAL DATA

General

The selected historical financial data presented below has been derived in part from, and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Item 7 and "Financial Statements and Supplementary Data" included in Item 8 of this report.

	Year Ended December 31,				
	2010	2009	2008	2007	2006
Income Statement Data (in thousands) (unaudited)					
Revenues					
Investment advisory and incentive fees	$ 231,269	$ 178,713	$ 204,293	$ 250,410	$ 227,005
Institutional research services	16,600	16,715	16,129	15,729	12,619
Distribution fees and other income	32,511	22,686	24,590	26,230	21,839
Total revenues	280,380	218,114	245,012	292,369	261,463
Expenses:					
Compensation costs	123,840	92,859	102,840	120,036	102,411
Management fee	12,013	9,758	4,086	14,463	13,236
Distribution costs	31,048	24,339	25,090	28,500	25,366
Other operating expenses	22,450	18,948	27,979	26,203	44,103
Total expenses	189,351	145,904	159,995	189,202	185,116
Operating income	91,029	72,210	85,017	103,167	76,347
Other income (expense), net					
Net gain/(loss) from investments	24,391	25,558	(52,299)	6,147	35,613
Interest and dividend income	5,905	3,425	13,136	32,497	35,506
Interest expense	(11,984)	(13,290)	(9,441)	(12,040)	(14,477)
Total other income (expense), net	18,312	15,693	(48,604)	26,604	56,642
Income before income taxes	109,341	87,903	36,413	129,771	132,989
Income tax provision	39,326	31,761	12,323	49,548	50,848
Net income	70,015	56,142	24,090	80,223	82,141
Net income (loss) attributable to noncontrolling interests	1,223	609	(776)	654	10,214
Net income attributable to GAMCO Investors, Inc.'s shareholders	$ 68,792	$ 55,533	$ 24,866	$ 79,569	$ 71,927
Net income attributable to GAMCO Investors, Inc.'s shareholders per share:					
Basic	$ 2.55	$ 2.03	$ 0.89	$ 2.83	$ 2.52
Diluted	$ 2.52	$ 2.02	$ 0.89	$ 2.79	$ 2.49
Weighted average shares outstanding:					
Basic	26,959	27,345	27,805	28,142	28,542
Diluted	28,348	28,214	27,841	29,129	29,525
Actual shares outstanding at December 31st	27,053 (a)	27,605 (a)	27,746 (a)	28,446 (a)	28,241
Dividends declared per share:	$ 5.02	$ 2.13	$ 2.02	$ 1.12	$ 0.12

(a) Includes unvested RSAs of 123,100, 360,100, 369,900 and 382,400 at December 31, 2010, 2009, 2008 and 2007, respectively.

	December 31,				
	2010	2009	2008	2007	2006
Balance Sheet Data (in thousands) (unaudited)					
Total assets	$ 672,736	$ 707,809	$ 697,634	$ 757,580	$ 837,231
Long-term obligations	163,762	204,116	204,095	152,133	234,593
Other liabilities and noncontrolling interest	119,366	60,032	48,598	98,342	145,659
Total liabilities and noncontrolling interest	283,128	264,148	252,693	250,475	380,252
Total equity	$ 389,608	$ 443,661	$ 444,941	$ 507,105	$ 456,979

	December 31,				
	2010	2009	2008	2007	2006
Assets Under Management (unaudited)					
(at year end, in millions):					
Mutual Funds	$ 18,339	$ 14,806	$ 11,438	$ 16,797	$ 14,528
Institutional & PWM Separate Accounts					
Direct	11,031	9,338	6,883	10,732	10,332
Sub-advisory	2,637	1,897	1,585	2,584	2,340
Investment Partnerships	515	305	295	460	491
Total	$ 32,522	$ 26,346	$ 20,201	$ 30,573	$ 27,691

ITEM 7: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Consolidated Financial Statements and the notes thereto included in Item 8 to this report.

Introduction

Our revenues are highly correlated to the level of AUM and fees associated with our various investment products, rather than our own corporate assets. AUM, which are directly influenced by the level and changes of the overall equity markets, can also fluctuate through acquisitions, the creation of new products, the addition of new accounts or the loss of existing accounts. Since various equity products have different fees, changes in our business mix may also affect revenues. At times, the performance of our equity products may differ markedly from popular market indices, and this can also impact our revenues. It is our belief that general stock market trends will have the greatest impact on our level of AUM and hence, revenues.

As of December 31, 2010, we had $32.5 billion of AUM. We conduct our investment advisory business principally through: GAMCO (Institutional and Private Wealth Management), Funds Advisor (Mutual Funds) and GSI (Investment Partnerships). We also act as an underwriter and are a distributor of our open-end mutual funds and provide institutional research services through Gabelli & Company, our broker-dealer subsidiary.

Overview

Consolidated Statements of Income

Investment advisory and incentive fees, which are based on the amount and composition of AUM in our Mutual Funds, Institutional and Private Wealth Management accounts and Investment Partnerships, represent our largest source of revenues. In addition to the general level and trends of the stock market, growth in revenues depends on good investment performance, which influences the value of existing AUM as well as contributes to higher investment and lower redemption rates and facilitates the ability to attract additional investors while maintaining current fee levels. Growth in AUM is also dependent on being able to access various distribution channels, which is usually based on several factors, including performance and service. Historically, we have depended primarily on direct distribution of our products and services but since 1995 have participated in third party distribution programs, including NTF programs. A majority of our cash inflows to mutual fund products have come through these channels since 1998. In recent years, we have been engaged to act as a sub-advisor for other much larger financial services companies with much larger sales distribution organizations. A substantial portion of the cash flows into our Institutional and Private Wealth Management business has come through this channel. These sub-advisory clients are subject to business combinations that may result in the termination of the relationship. The loss of a sub-advisory relationship could have a significant impact on our financial results in the future.

Advisory fees from the open-end funds, closed-end funds and sub-advisory accounts are computed daily or weekly based on average net assets. Advisory fees from Institutional and Private Wealth Management clients are generally computed quarterly based on account values as of the end of the preceding quarter. Management fees from Investment Partnerships are computed either monthly or quarterly. These revenues are highly correlated to the stock market and can vary in direct proportion to movements in the stock market and the level of sales compared with redemptions, financial market conditions and the fee structure for AUM. Revenues derived from the equity-oriented portfolios generally have higher management fee rates than fixed income portfolios.

Revenues from Investment Partnerships also generally include an incentive allocation on the absolute gain in a portfolio or a fee of 20% of the economic profit, as defined in the partnership agreement. We recognize revenue only when the measurement period has been completed and when the incentive fees have been earned. We also receive fulcrum fees from certain Institutional and Private Wealth Management clients, which are based upon meeting or exceeding specific benchmark index or indices. These fees are recognized at the end of the stipulated contract period for the respective account. Management fees on assets attributable to a majority of the closed-end preferred shares are earned at year-end if the total return to common shareholders of the closed-end fund for the calendar year exceeds the dividend rate of the preferred shares. These fees are recognized at the end of the measurement period.

Institutional research services revenues consist of brokerage commissions derived from securities transactions executed on an agency basis on behalf of mutual funds, institutional and private wealth management clients as well as investment banking revenue, which consists of underwriting profits, selling concessions and management fees associated with underwriting activities. Commission revenues vary directly with account trading activity and new account generation. Investment banking revenues are directly impacted by the overall market conditions, which affect the number of public offerings which may take place.

Distribution fees and other income primarily include distribution fee revenue earned in accordance with Rule 12b-1 of the Company Act, as amended, along with sales charges and underwriting fees associated with the sale of the Mutual Funds plus other revenues. Distribution fees fluctuate based on the level of AUM and the amount and type of Mutual Funds sold directly by Gabelli & Company or through various distribution channels.

Compensation costs include variable and fixed compensation and related expenses paid to officers, portfolio managers, sales, trading, research and all other professional staff. Distribution costs include marketing, product distribution and promotion costs. Management fee is incentive-based and entirely variable compensation in the amount of 10% of the aggregate pre-tax profits which is paid to Mr. Gabelli or his designee for acting as CEO pursuant to his amended Employment Agreement so long as he is an executive of GBL and devoting the substantial majority of his working time to the business. Other operating expenses includes general and administrative operating costs and clearing charges and fees for Gabelli & Company's brokerage operation.

Other income and expenses include net gains and losses from investments (which includes both realized and unrealized gains and losses from trading securities and equity in earnings of investments in partnerships), interest and dividend income, and interest expense. Net gains and losses from investments is derived from our proprietary investment portfolio consisting of various public and private investments.

Net income (loss) attributable to noncontrolling interests represents the share of net income attributable to the minority stockholders, as reported on a separate company basis, of our consolidated majority-owned subsidiaries and net income attributable to third party limited partners of certain partnerships and offshore funds we consolidate. Please refer to Notes D and E in our consolidated financial statements included elsewhere in this report.

Consolidated Statements of Financial Condition

We ended the 2010 year with approximately $583.7 million in gross adjusted cash and investments, which includes $29.9 million of cash and investments held by our consolidated investment partnerships. Of this amount, $169.6 million were cash and cash equivalents, primarily our 100% U.S. Treasury Money Market Fund, a net amount of $151.1 million was invested in common stocks, $27.3 million was invested in U.S. Treasury obligations, $82.9 million was invested in partnerships, $45.1 million in net receivable from brokers and $5.5 million in other types of investments. This also included approximately $102.3 million of our available for sale ("AFS") securities, consisting of investments in The Gabelli Dividend & Income Trust, The GDL Fund, and Westwood Holdings Group and various other Gabelli and GAMCO open-end funds. We had gross adjusted cash and investments, net of debt and noncontrolling interest, of $14.53 per share on December 31, 2010 compared with $15.75 per share on December 31, 2009. We caution that this metric, while correct from a mathematical point of view, is not always the same as investors would view cash-on-hand and is a Non-GAAP measure.

(in millions, except per share data)	12/31/2010
Cash and cash equivalents	$ 169.6
Investments (trading)	266.7
Total cash and investments (trading)	436.3
Net amounts receivable from/(payable to) brokers	45.1
Adjusted cash and investments (trading)	481.4
Investments (available for sale)	102.3
Gross adjusted cash and investments	583.7
Less: Debt, noncontrolling interests and mandatorily redeemable shares	190.6
Total adjusted cash and investments	$ 393.1
Shares outstanding	27.1
Total adjusted cash and investments per share	$ 14.53

Our debt consisted of $99 million of 5.5% senior notes due May 2013 and $59.6 million in zero coupon subordinated debentures (principal amount of $86.4 million) due December 31, 2015, which were dividended to shareholders on December 31, 2010.

Equity, excluding noncontrolling interest, was $386.0 million or $14.27 per share on December 31, 2010 compared to $439.6 million or $15.93 per share on December 31, 2009. The decrease in equity from the end of 2009 was principally related to the declaration of dividends of $109.0 million and the purchase of treasury stock of $30.2 million during 2010 partially offset by a $75.1 million increase in total comprehensive income.

Our liquid balance sheet, coupled with an investment grade credit rating, provides us access to financial markets and the flexibility to opportunistically add operating resources to our firm, repurchase our stock and consider strategic initiatives. As a result of a shelf registration statement which was filed with the SEC and became effective in August 2009, we have the ability to issue any combination of senior and subordinate debt securities, convertible debt securities and equity securities (common and/or preferred securities) up to a total amount of $400 million.

Our primary goal is to use our liquid resources to opportunistically and strategically convert our interest income to operating income. While this goal is a priority, if opportunities are not present with what we consider a margin of safety, we will consider alternatives to return capital to our shareholders including stock repurchase and dividends.

Assets Under Management Highlights (unaudited)

We reported assets under management as follows (dollars in millions):

	Year Ended December 31,					% Inc (Dec)	
	2010	2009	2008	2007	2006	CAGR (a)	2010/2009
Equities:							
Open-End	$ 11,252	$ 8,476	$ 6,139	$ 9,345	$ 7,988	8.5%	32.8%
Closed-End	5,471	4,609	3,792	6,341	5,806	1.5	18.7
Institutional & PWM direct	11,005	9,312	6,861	10,708	10,282	2.9	18.2
Institutional & PWM sub-advisory	2,637	1,897	1,585	2,584	2,340	(1.4)	39.0
Investment Partnerships	515	305	295	460	491	(4.1)	68.9
Total Equities	30,880	24,599	18,672	29,438	26,907	3.8	25.5
Fixed Income:							
Money-Market Fund	1,616	1,721	1,507	1,111	734	17.4	(6.1)
Institutional & PWM	26	26	22	24	50	(20.9)	-
Total Fixed Income	1,642	1,747	1,529	1,135	784	15.2	(6.0)
Total AUM	$ 32,522	$ 26,346	$ 20,201	$ 30,573	$ 27,691	4.3%	23.4%

(a) The % compound annual growth rate ("CAGR") is computed for the five-year period January 1, 2006 through December 31, 2010.

Our net cash inflows or outflows by product line were as follows (in millions):

	Year Ended December 31,		
(unaudited)	2010	2009	2008
Equities:			
Mutual Funds	$ 1,178	$ 461	$ (652)
Institutional & PWM direct	(534)	310	31
Institutional & PWM sub-advisory	190	(183)	136
Investment Partnerships	170	(25)	(144)
Total Equities	1,004	563	(629)
Fixed Income:			
Money-Market Fund	(106)	210	377
Institutional & PWM	-	4	(3)
Total Fixed Income	(106)	214	374
Total Net Cash In (Out) Flows	$ 898	$ 777	$ (255)

Net inflows in 2010 and 2009 totaled $898 million and $777 million, respectively, compared to net outflows of $255 million in 2008.

Total net inflows from equities products were approximately $1.0 billion in 2010, and net outflows from fixed income products were $106 million in 2010.

Our net appreciation and depreciation by product line were as follows (in millions):

(unaudited)	Year Ended December 31, 2010	2009	2008
Equities:			
Mutual Funds	$ 2,460	$ 2,693	$ (5,518)
Institutional & PWM direct	2,227	2,141	(3,878)
Institutional & PWM sub-advisory	550	495	(720)
Investment Partnerships	40	35	(21)
Total Equities	5,277	5,364	(10,137)
Fixed Income:			
Money-Market Fund	1	4	19
Institutional & PWM	-	-	1
Total Fixed Income	1	4	20
Total Net Appreciation/(Depreciation)	$ 5,278	$ 5,368	$ (10,117)

Note: $415 million was reclassified from Equities: Institutional & PWM sub-advisory to Equities: Mutual Funds during 2008 resulting from the purchase of the Gabelli Enterprise Mergers and Acquisition Fund advisory contract.

AUM was $32.5 billion as of December 31, 2010, 23.4% above December 31, 2009 AUM of $26.3 billion. Equity AUM were $30.9 billion on December 31, 2010, 25.5% above the $24.6 billion on December 31, 2009.

- Our open-end equity fund AUM were $11.3 billion on December 31, 2010, 32.8% above the $8.5 billion on December 31, 2009.

- Our Institutional and Private Wealth Management business ended the year with $13.6 billion in separately managed accounts, 21.4% higher than the $11.2 billion on December 31, 2009.

- Our closed-end equity funds had AUM of $5.5 billion on December 31, 2010, 18.7% above the $4.6 billion on December 31, 2009.

- AUM in The Gabelli U.S. Treasury Fund, our 100% U.S. Treasury money market fund, declined slightly to $1.6 billion at December 31, 2010 from $1.7 billion on December 31, 2009.

- We have the opportunity to earn incentive fees for certain institutional client assets, preferred issues for our closed-end funds, common shares of The GDL Fund (NYSE: GDL) and investment partnership assets. As of December 31, 2010, assets with incentive fee opportunities were $3.7 billion, 32.1% higher than the $2.8 billion on December 31, 2009.

- Our Investment Partnerships AUM were $515 million on December 31, 2010 versus $305 million on December 31, 2009.

Operating Results for the Year Ended December 31, 2010 as Compared to the Year Ended December 31, 2009

Revenues

Total revenues were $280.4 million in 2010, $62.3 million or 28.6% higher than the total revenues of $218.1 million in 2009. The change in total revenues by revenue component was as follows (in millions):

	Year Ended December 31,				Increase (decrease)		
(unaudited)	2010		2009		$		%
Investment advisory and incentive fees	$	231.3	$	178.7	$	52.6	29.4%
Institutional research services		16.6		16.7		(0.1)	(0.6)
Distribution fees and other income		32.5		22.7		9.8	43.2
Total revenues	$	280.4	$	218.1	$	62.3	28.6%

Investment Advisory and Incentive Fees: Investment advisory and incentive fees, which comprised 82.5% of total revenues in 2010, are directly influenced by the level and mix of AUM. At December 31, 2010, AUM were $32.5 billion, a 23.4% increase from prior year-end AUM of $26.3 billion. Our equity AUM were $30.9 billion on December 31, 2010, or 25.5% higher, than the $24.6 billion on December 31, 2009. We experienced increases in assets in open-end and closed-end equity funds of $3.6 billion, in Institutional and Private Wealth Management accounts of $2.4 billion and in our investment partnerships of $210 million. Our fixed income assets decreased 6.1% to $1.6 billion at year-end 2010 from $1.7 billion at the end of 2009. The primary driver in this decrease were net outflows of $0.1 billion.

Mutual fund revenues increased $30.0 million or 25.8%, driven by higher average AUM. Revenue from open-end funds increased $23.5 million or 32.2% from the prior year as average AUM in 2010 increased $2.6 billion, or 30.2%, to $11.2 billion from the $8.6 billion in 2009. Closed-end fund revenues increased $6.5 million, or 15.1%, to $49.6 million from the prior year. The increase was primarily attributable to higher average AUM of $4.9 billion during 2010 as compared with $4.0 billion during 2009, offset slightly by a $2.6 million decline in fulcrum fee revenue on The GDL Fund. Revenue from Institutional and Private Wealth Management accounts, which are generally billed on beginning quarter AUM, increased $20.8 million, or 36.0%, principally due to higher billable asset levels and an increase of $6.3 million in fulcrum fees earned on certain accounts. In 2010, average assets in our equity Institutional and Private Wealth Management business increased $2.7 billion or 29.4% for the year to $11.9 billion.

Total advisory fees from Investment Partnerships increased to $6.4 million in 2010 from $4.7 million in 2009. Incentive allocations and fees from investment partnerships, which generally represent 20% of the economic profit, increased to $3.6 million in 2010 compared to $2.7 million in 2009 and management fees were $2.8 million in 2010 increasing $0.8 million from the $2.0 million in 2009.

Institutional Research Services: Institutional research services revenues in 2010 were $16.6 million, a $0.1 million or 0.6% decrease from $16.7 million in 2009. Institutional research services revenues derived from transactions on behalf of our Mutual Funds and Institutional and Private Wealth Management clients totaled $12.5 million, or approximately 75% of total institutional research services revenues in 2010.

Distribution Fees and Other Income: Distribution fees and other income increased $9.8 million, or 43.2%, to $32.5 million in 2010 from $22.7 million in 2009. The increase was primarily due to higher distribution fees of $29.0 million in 2010 versus $20.8 million for the prior year, principally as a result of increased average AUM in our open-end equity mutual funds of 37.4%.

Expenses

Compensation: Our business model from inception in 1977 is to try to payout approximately 40% of revenues to portfolio managers and sales people. Total compensation costs, which are largely variable in nature, increased approximately $30.9 million, or 33.3%, to $123.8 million in 2010 from $92.9 million in 2009. Variable compensation costs increased $21.9 million to $83.3 million in 2010 from $61.5 million in 2009 and as a percent of revenues to 29.7% in 2010 compared to 28.2% in 2009 due to the higher marginal payout on incentive fees. Variable compensation is driven by revenue levels which increased in 2010 from 2009. Fixed compensation costs increased to $40.5 million in 2010 from $31.4 million in 2009 largely driven by the acceleration of the 2007 RSA grant during the fourth quarter of 2010 that added a $5.5 million non-cash charge that would have been taken in 2011 and 2012.

Management Fee: Management fee expense is incentive-based and entirely variable in the amount of 10% of the aggregate pre-tax profits which is paid to Mr. Gabelli (or his designee) for acting as CEO pursuant to his 2008 Employment Agreement so long as he is an executive of GBL and devoting the substantial majority of his working time to the business. In accordance with his 2008

Employment Agreement, Mr. Gabelli chose to allocate 20% or $2.4 million of his management fee to an employee of the Company in 2010. In 2010 management fee expense increased 22.4% to $12.0 million versus $9.8 million in 2009.

Distribution Costs: Distribution costs, which include marketing, promotion and distribution costs increased $6.7 million to $31.0 million from $24.3 million, or 27.6%, in 2010 from the 2009 period as average open-end mutual funds AUM increased 29.1%.

Other Operating Expenses: Our other operating expenses were $22.5 million in 2010 compared to $18.9 million in 2009. The largest contributors to the increase were increases in legal expenses of $2.7 million and charitable contributions of $0.3 million.

Other Income and Expense

Total other income (expense) (which represents primarily investment income from our proprietary investments), net of interest expense, was $18.3 million for the year ended December 31, 2010 compared to $15.7 million in 2009.

Net gain/(loss) from investments was $24.4 million in 2010 as compared to $25.6 million in 2009.

Interest and dividend income was $5.9 million in 2010 compared to $3.4 million in 2009. The increase of $2.5 million was due to an increase of $3.2 million of dividend income offset by a reduction of interest income of $733,000 due to lower average balances in our cash and cash equivalent holdings.

Interest expense decreased $1.3 million to $12.0 million in 2010, from $13.3 million in 2009. The decrease was primarily due to the repurchases of the $40 million 2011 Notes and the $60 million 2018 Notes during the course of 2010.

Income Taxes

The effective tax rate was 36.0% for the year ended December 31, 2010, versus 36.1% for the year ended December 31, 2009.

Noncontrolling interest

Noncontrolling interest was an expense of $1.2 million in 2010 compared to $609,000 in 2009. The increase was primarily due to increased earnings at our 93%-owned subsidiary, GSI in 2010 as compared to 2009.

Net Income

Net income for 2010 was $68.8 million or $2.52 per fully diluted share versus $55.5 million or $2.02 per fully diluted share for 2009.

Operating Margin

For the full year ended December 31, 2010, the operating margin before management fee was 36.8% versus 37.6% in the prior year. Operating margin after management fee was 32.5% for the full year ended December 31, 2010 compared to 33.1% in the prior year because of the impact of the other income (expense) on the management fee. The acceleration of RSAs in 2010, impacted operating margin negatively by a non-cash charge of $5.8 million or 2.0% of margin.

Shareholder Compensation and Initiatives

During 2010, we returned $139.2 million of our earnings to shareholders through dividends and our stock repurchases. We returned $1.82 per share in cash dividends ($49.4 million) to our common shareholders in 2010, which included four quarterly dividends of $0.03 per share on March 30, 2010, June 29, 2010, September 28, 2010, and December 28, 2010 to all shareholders of record on March 16, 2010, June 15, 2010, September 14, 2010, and December 14, 2010, respectively. We also paid two special cash dividends of $0.90 per share and $0.80 per share to all of our shareholders, payable on September 14, 2010 and December 31, 2010, respectively, to shareholders of record on August 31, 2010 and December 15, 2010, respectively. Additionally, we paid a special dividend of $59.6 million ($3.20 of principal per share or $86.4 million) in the form of a five-year, zero coupon subordinated debenture due 2015 to all of our shareholders, payable on December 31, 2010 to shareholders of record on December 15, 2010. During 2009, we returned $65.8 million of our earnings to shareholders through dividends and our stock repurchases. We returned $2.13 per share in dividends ($58.8 million) to our common shareholders in 2009, which included four quarterly dividends of $0.03 per share on March 31, 2009, June 30, 2009, September 29, 2009, and December 29, 2009 to all shareholders of record on March 17, 2009, June 16, 2009, September 15, 2009, and December 15, 2009, respectively. We also paid a special dividend of $2.00 per share to all of our shareholders, on December 15, 2009 to shareholders of record on December 1, 2009. Additionally, we distributed the shares of Teton that the Company owned on March 20, 2009 to shareholders of record on March 10, 2009 that had an initial value of approximately $0.01 per GBL share. Through our stock buyback program, we repurchased 684,003 and 156,500 shares in 2010 and 2009, respectively, for a total of approximately $30.2 million and $7.0 million, respectively or $44.15 and $44.91 per share, respectively. Approximately 524,000 shares remain authorized under our stock buyback program at December 31, 2010.

Weighted average shares outstanding on a diluted basis in 2010 were 28.3 million and included approximately 1.1 million shares from the assumed conversion of the 6% convertible note and from the assumed conversion of the 6.5% convertible note for the full year 2010. During 2010, we issued 53,850 shares from the exercise of stock options and 88,800 RSAs. RSAs affect weighted average shares for diluted earnings per share but not for basic earnings per share. See Note I to the financial statements for details.

At December 31, 2010, we had 90,900 options outstanding to purchase our Class A Stock and 123,100 RSAs which were granted under our Stock Award and Incentive Plans (the "Plans"). The allocation of the options and RSAs was recommended by the Company's Chairman who did not receive options or an RSA award.

Operating Results for the Year Ended December 31, 2009 as Compared to the Year Ended December 31, 2008

Revenues

Total revenues were $218.1 million in 2009, $26.2 million or 10.7% lower than the total revenues of $245.0 million in 2008. The change in total revenues by revenue component was as follows (in millions):

	Year Ended December 31,		Increase (decrease)	
(unaudited)	2009	2008	$	%
Investment advisory and incentive fees	$ 178.7	$ 204.3	$ (25.6)	(12.5%)
Institutional research services	16.7	16.1	0.6	3.7
Distribution fees and other income	22.7	24.6	(1.9)	(7.7)
Total revenues	$ 218.1	$ 245.0	$ (26.9)	(11.0%)

Investment Advisory and Incentive Fees: Investment advisory and incentive fees, which comprised 81.9% of total revenues in 2009, are directly influenced by the level and mix of AUM. At December 31, 2009, AUM were $26.3 billion, a 30.2% increase from prior year-end AUM of $20.2 billion. Our equity AUM were $24.6 billion on December 31, 2009, or 31.6% higher, than the $18.7 billion on December 31, 2008. We experienced increases in assets in open-end and closed-end funds of $3.4 billion, in Institutional and Private Wealth Management accounts of $2.8 billion and in our investment partnerships of $10 million. Our fixed income assets increased 13.3% to $1.7 billion at year-end 2009 from $1.5 billion at the end of 2008. The primary driver in this increase were net inflows of $214 million.

Mutual fund revenues decreased $13.1 million or 10.1%, driven by lower average AUM. Revenue from open-end funds decreased $15.7 million or 17.7% from the prior year as average AUM in 2009 declined $1.4 billion to $7.3 billion from the $8.7 billion in 2008. Closed-end fund revenues increased $2.6 million, or 6.4%, from the prior year to $43.1 million. The increase was primarily attributable to the fulcrum fee revenue on the majority of the preferred shares AUM in 2009 of $14.6 million as compared to none in 2008 and offset partially due to lower average AUM in 2009 as compared to 2008. Revenue from Institutional and Private Wealth Management accounts, which are generally billed on beginning quarter AUM, decreased $14.5 million, or 20.1%, principally due to lower billable asset levels, and partially offset by an increase in fulcrum fees earned on certain accounts. In 2009, average assets in our equity Institutional and Private Wealth Management business decreased $2.0 billion or 17.9% for the year to $9.2 billion.

Total advisory fees from Investment Partnerships increased to $4.7 million in 2009 from $2.7 million in 2008. Incentive allocations and fees from investment partnerships, which generally represent 20% of the economic profit, increased to $2.7 million in 2009 compared to $34,000 in 2008 while management fees were $2.0 million in 2009 down from $2.7 million in 2008.

Institutional Research Services: Institutional research services revenues in 2009 were $16.7 million, a $586,000 or 3.7% increase from $16.1 million in 2008. Institutional research services revenues derived from transactions on behalf of our Mutual Funds and Institutional and Private Wealth Management clients totaled $12.8 million, or approximately 77% of total institutional research services revenues in 2009.

Distribution Fees and Other Income: Distribution fees and other income decreased 7.7%, or $1.9 million, to $22.7 million in 2009 from 2008. The decrease was primarily due to lower distribution fees of $20.8 million in 2009 versus $23.8 million for the prior year, principally as a result of decreased average AUM in our open-end equity mutual funds of 15.4%.

Expenses

Compensation: Our business model from inception in 1977 is to try to payout approximately 40% of revenues to portfolio managers and sales people. Total compensation costs, which are largely variable in nature, decreased approximately $9.9 million, or 9.6%, to $92.9 million in 2009 from $102.8 million in 2008. Variable compensation costs decreased $9.8 million to $61.5 million in 2009 from $71.3 million in 2008 and as a percent of revenues to 28.2% in 2009 compared to 29.1% in 2008. The variable compensation is driven by revenue levels which declined in 2009 from 2008. Fixed compensation costs declined slightly to $31.4 million in 2009 from $31.5 million in 2008.

Management Fee: Management fee expense is incentive-based and entirely variable compensation in the amount of 10% of the aggregate pre-tax profits which is paid to Mr. Gabelli (or his designee) for acting as CEO pursuant to his amended Employment Agreement so long as he is an executive of GBL and devoting the substantial majority of his working time to the business. In accordance with his amended employment agreement, Mr. Gabelli chose to allocate $4.0 million of his management fee to certain other employees of the Company in 2009. In 2009 management fee expense increased 139.0% to $9.8 million versus $4.1 million in 2008.

Distribution Costs: Distribution costs, which include marketing, promotion and distribution costs decreased $751,000 to $24.3 million from $25.1 million, or 3.2%, in 2009 from the 2008 period.

Other Operating Expenses: Our other operating expenses were $18.9 million in 2009 compared to $28.0 million in 2008. The largest contributors to the decline were reductions in clearing charges of $2.0 million, administrative fees of $1.1 million, legal expenses of $1.0 million and accounting of $709,000. Also, included in 2008 was a write down of an intangible asset of $1.5 million related to an advisory contract.

Other Income and Expense

Total other income (expense) (which represents primarily investment income from our proprietary investments), net of interest expense, was $15.7 million for the year ended December 31, 2009 compared to a loss of $48.6 million in 2008.

Net gain/(loss) from investments was income of $25.6 million in 2009 as compared to a loss of $52.3 million in 2008. 2008 included an impairment charge of $17.4 million from losses on available for sale securities deemed from an accounting point of view to be other than temporary.

Interest and dividend income was $3.4 million in 2009 compared to $13.1 million in 2008. Dividend income was lower by $3.1 million as a result of more distributions being classified as return of capital as opposed to income on our investments. Interest income was lower by $6.6 million due to lower interest rates on our cash and cash equivalent holdings.

Interest expense increased $3.9 million to $13.3 million in 2009, from $9.4 million in 2008. The increase was primarily due to the issuance of the $60 million convertible note during October 2008.

Income Taxes

The effective tax rate was 36.1% for the year ended December 31, 2009, versus 33.8% for the year ended December 31, 2008. The increase was primarily the result of revisions to uncertain tax position accruals in the prior year and lower dividend received deductions in the current year.

Noncontrolling interest

Noncontrolling interest was an expense of $608,000 in 2009 compared to an income of $774,000 in 2008. The increase was primarily due to gains at our 93%-owned subsidiary, GSI in 2009 as compared to losses in 2008.

Net Income

Net income for 2009 was $55.5 million or $2.02 per fully diluted share versus $24.9 million or $0.89 per fully diluted share for 2008.

Operating Margin

For the full year ended December 31, 2009, the operating margin before management fee was 37.6% versus 36.4% in the prior year. Operating margin after management fee was 33.1% for the full year ended December 31, 2009 compared to 34.7% in the prior year because of the impact of the other income (expense) on the management fee.

Shareholder Compensation and Initiatives

During 2009, we returned $65.8 million of our earnings to shareholders through dividends and our stock repurchases. We returned $2.13 per share in dividends ($58.8 million) to our common shareholders in 2009, which included four quarterly dividends of $0.03 per share on March 31, 2009, June 30, 2009, September 29, 2009, and December 29, 2009 to all shareholders of record on March 17, 2009, June 16, 2009, September 15, 2009, and December 15, 2009, respectively. We also paid a special dividend of $2.00 per share to all of our shareholders, on December 15, 2009 to shareholders of record on December 1, 2009. Additionally, we distributed the shares of Teton that the Company owned on March 20, 2009 to shareholders of record on March 10, 2009 that had a value of approximately $0.01 per GBL share. During 2008, we returned $95.6 million of our earnings to shareholders through dividends and our stock repurchases. We returned $2.02 per share in dividends ($56.2 million) to our common shareholders in 2008, which included four quarterly dividends of $0.03 per share on March 28, 2008, June 27, 2008, September 30, 2008, and December 30, 2008, to all shareholders of record on March 14, 2008, June 13, 2008, September 16, 2008, and December 16, 2008, respectively. We also paid special dividends of $1.00 per share to all of our shareholders, on September 16, 2008 to shareholders of record on September 2, 2008 and $0.90 per share to all of our shareholders, on December 23, 2008 to shareholders of record on December 9, 2008. Through our stock buyback program, we repurchased 156,500 and 896,525 shares in 2009 and 2008, respectively, for a total of approximately $7.0 million and $39.4 million, respectively or $44.91 and $43.93 per share, respectively. Approximately 708,000 shares remain authorized under our stock buyback program on December 31, 2009.

Weighted average shares outstanding on a diluted basis in 2009 were 28.2 million and included approximately 755,000 shares from the assumed conversion of the 6% convertible note but did not include any shares from the assumed conversion of the 6.5% convertible note for the full year 2009, under the applicable accounting methodology used to compute dilution, the 6.5% convertible note was anti-dilutive. The full number of shares which may be issued upon conversion of the 6.5% convertible note is approximately 897,000. During 2009, we issued 25,425 shares from the exercise of stock options and 15,000 RSAs. RSAs affect weighted average shares for diluted earnings per share but not for basic earnings per share. See Note I to the financial statements for details.

At December 31, 2009, we had 144,750 options outstanding to purchase our Class A Stock and 360,100 RSAs which were granted under our Stock Award and Incentive Plans (the "Plans"). The allocation of the options and RSAs was recommended by the Company's Chairman who did not receive options or an RSA award.

Liquidity and Capital Resources

Our principal assets consist of cash and cash equivalents, short-term investments, securities held for investment purposes and investments in mutual funds, and investment partnerships and offshore funds, both proprietary and external. Cash and cash equivalents are comprised primarily of United States Treasury securities with maturities of three months or less and money market funds managed by GAMCO. Short-term investments are comprised primarily of United States Treasury securities with maturities between three months and one year. Although the investment partnerships and offshore funds are for the most part illiquid, the underlying investments of such partnerships or funds are for the most part liquid, and the valuations of these products reflect that underlying liquidity.

Summary cash flow data is as follows:

	Year Ended December 31,		
	2010	2009	2008
(unaudited)		(in thousands)	
Cash flows provided by (used in):			
Operating activities	$ (80,030)	$ 131,793	$ 183,443
Investing activities	67,186	(55,250)	16,631
Financing activities	(155,816)	(69,531)	(36,312)
(Decrease) increase in cash and cash equivalents	(168,660)	7,012	163,762
Effect of exchange rates on cash and cash equivalents	(9)	84	(298)
Net (decrease) increase in cash and cash equivalents	(168,669)	7,096	163,464
Net decrease in cash from consolidated partnerships and offshore funds	-	-	(609)
Cash and cash equivalents at beginning of year	338,270	331,174	168,319
Cash and cash equivalents at end of year	$ 169,601	$ 338,270	$ 331,174

Cash and liquidity requirements have historically been met through cash generated by operating income and our borrowing capacity. At December 31, 2010, we had cash and cash equivalents of $169.6 million, a decrease of $168.7 million from the prior year-end primarily due to the Company's operating and financing activities.

Net cash used in operating activities was $80.0 million for the year ended December 31, 2010. The most significant contributor to the lower cash provided by operating activities for 2010 as compared to 2009 was the increase in investments in trading securities. Net cash provided by operating activities was $131.8 million for the year ended December 31, 2009. The most significant contributors to the lower cash provided by operating activities for 2009 as compared to 2008 were the increase in investment advisory fees receivable and increase in receivable from brokers.

Net cash provided by investing activities of $67.2 million in 2010 is due to a decrease in restricted cash of $62.3 million as the collateral underlying the Cascade escrow account during 2010 was released and no longer considered restricted while during 2009 the collateral was invested in treasury bills with maturities of less than three months and considered cash equivalents. Additionally, there were purchases of available for sale securities of $157,000, proceeds from sales of available for sale securities of $2.1 million and return of capital from available for sale securities of $3.0 million. Net cash used in investing activities of $55.3 million in 2009 was due to increase in restricted cash of $55.1 million as the collateral underlying the Cascade escrow account during 2009 had been invested in treasury bills with maturities of three month or less and are classified as cash and cash equivalents while during 2008 the collateral was invested in treasury bills with maturities of greater than three months and considered investments in securities. Additionally, there were purchases of available for sale securities of $8.2 million, proceeds from sales of available for sale securities of $4.3 million and return of capital from available for sale securities of $3.7 million.

Net cash used in financing activities of $155.8 million in 2010 principally resulted from the repayment of both the 2011 Notes and the 2018 Notes of $100.4 million, repurchase of our Class A Stock under the Stock Repurchase Program of $30.2 million and dividends paid of $50.6 million offset by contributions of $25.1 million from redeemable non-controlling interests. Net cash used in financing activities of $69.5 million in 2009 principally resulted from the repurchase of our Class A Stock under the Stock Repurchase Program of $7.0 million and dividends paid of $58.8 million.

Under the terms of the Rye office lease, we are obligated to make minimum total payments of $14.1 million through December 2023.

We continue to maintain our investment grade ratings which we have received from two ratings agencies, Moody's Investors Services and Standard and Poor's Ratings Services. We believe that our ability to maintain our investment grade ratings will provide greater access to the capital markets, enhance liquidity and lower overall borrowing costs. As of December 31, 2010 we have debt outstanding of $99 million of 5.5% senior notes due May 15, 2013 and $59.6 million of zero coupon subordinated debentures due December 15, 2015 (with a face value of $86.4 million). In addition to the $169.6 million in cash and cash equivalents at December 31, 2010, we also had $414.1 million in investments in securities, investments in partnerships and receivable from brokers, net of securities sold not yet purchased and payables to brokers. On a per share basis at December 31, 2010 we had $14.53 in cash and investments, net of debt and noncontrolling interest.

Gabelli & Company is registered with the SEC as a broker-dealer and is regulated by FINRA. As such, it is subject to the minimum net capital requirements promulgated by the SEC. Gabelli & Company Inc.'s ("Gabelli & Company") net capital has historically exceeded these minimum requirements. Gabelli & Company computes its net capital under the alternative method permitted by the SEC, which requires minimum net capital of $250,000. As of December 31, 2010 and 2009, Gabelli & Company had net capital, as defined, of approximately $11.2 million and $18.8 million, respectively, exceeding the regulatory requirement by approximately $11.0 million and $18.6 million, respectively. Regulatory net capital requirements increase when Gabelli & Company is involved in underwriting activities.

Our subsidiary, GAMCO Asset Management (UK) Limited is a registered member of the Financial Services Authority. In connection with this registration in the United Kingdom, we have a minimum Liquid Capital Requirement of £267,000, ($413,000 at December 31, 2010) and an Own Funds Requirement of €50,000 ($66,000 at December 31, 2010). We have consistently met or exceeded these minimum requirements.

Market Risk

Our primary market risk exposure is to changes in equity prices and interest rates. Since over 95% of our AUM are equities, our financial results are subject to equity-market risk as revenues from our money management services are directly correlated to changes in the stock market and are sensitive to other stock market dynamics. In addition, returns from our proprietary investment portfolio are exposed to interest rate and equity market risk.

The Company's Chief Investment Officer oversees the proprietary investment portfolios and allocations of proprietary capital among the various strategies. The Chief Investment Officer and the Board of Directors review the proprietary investment portfolios throughout the year. Additionally, the Company has a risk committee which monitors the proprietary investment portfolios to ensure that they are in compliance with the Company's guidelines.

Equity Price Risk

With respect to our proprietary investment activities, included in investments in securities of $305.5 million and $157.4 million at December 31, 2010 and 2009, respectively, were investments in United States Treasury Bills and Notes of $27.3 million and $0 million, respectively, mutual funds, largely invested in equity products, of $66.7 million and $63.7 million, respectively, a selection of common and preferred stocks totaling $209.5 million and $93.1 million, respectively, and other investments of approximately $2.0 million and $585,000, respectively. Investments in mutual funds generally have lower market risk through the diversification of financial instruments within their portfolio. In addition, we may alter our investment holdings from time to time in response to changes in market risks and other factors considered appropriate by management. Of the approximately $209.5 million and $93.1 million, invested in common and preferred stocks at December 31, 2010 and 2009, respectively, $37.1 million and $34.3 million, respectively, was related to our investment in Westwood Holdings Group Inc., and $24.8 million and $24.6 million, respectively, was invested in risk arbitrage opportunities in connection with mergers, consolidations, acquisitions, tender offers or other similar transactions. Securities sold, not yet purchased are financial instruments purchased under agreements to resell and financial instruments sold under agreement to repurchase. These financial instruments are stated at fair value and are subject to market risks resulting from changes in price and volatility. At December 31, 2010 and 2009, the fair value of securities sold, not yet purchased was $19.3 million and $9.6 million, respectively. Investments in partnerships and affiliates totaled $82.9 million and $62.7 million at December 31, 2010 and 2009, respectively, the majority of which consisted of investment partnerships and offshore funds which invest in risk arbitrage opportunities. These transactions generally involve announced deals with agreed upon terms and conditions, including pricing, which typically involve less market risk than common stocks held in a trading portfolio. The principal risk associated with risk arbitrage transactions is the inability of the companies involved to complete the transaction.

The following table provides a sensitivity analysis for our investments in equity securities and partnerships and affiliates which invest primarily in equity securities, excluding arbitrage products for which the principal exposure is to deal closure and not overall market conditions, as of December 31, 2010. The sensitivity analysis assumes a 10% increase or decrease in the value of these investments (in thousands):

(unaudited)	Fair Value	Fair Value assuming 10% decrease in equity prices	Fair Value assuming 10% increase in equity prices
At December 31, 2010:			
Equity price sensitive investments, at fair value	$ 359,699	$ 323,729	$ 395,669
At December 31, 2009:			
Equity price sensitive investments, at fair value	$ 206,978	$ 186,280	$ 227,676

During 2010, the Company reallocated approximately $119 million of capital from cash equivalents to investments in securities and investments in partnerships, including Gabelli Associates Limited II E and GAMCO Strategic Value Fund, a Luxembourg SICAV.

The Company earns substantially all of its revenue as advisory fees from our Mutual Fund, Institutional and Private Wealth Management, and Investment Partnership assets. Such fees represent a percentage of assets under management and the majority of these assets are in equity investments. Accordingly, since revenues are proportionate to the value of those investments, a substantial increase or decrease in equity markets overall will have a corresponding effect on the Company's revenues.

Investment advisory fees for mutual funds and sub-advisory relationships are based on average daily or weekly asset values. Advisory fees earned on Institutional and Private Wealth Management assets, for any given quarter, are generally determined based on asset values at the beginning of a quarter with any significant increases or decreases in market value of assets managed which occur during a quarter resulting in a relative increase or decrease in revenues for the following quarter.

Investment Partnership advisory fees are computed based on monthly or quarterly asset values. The incentive allocation or fee of 20% of the economic profit from Investment Partnerships is impacted by changes in the market prices of the underlying investments of these products and is not recognized until the end of the measurement period.

Interest Rate Risk

Our exposure to interest rate risk results, principally, from our investment of excess cash in U.S. Government securities. These investments are primarily short term in nature, and the carrying value of these investments generally approximates fair value.

Commitments and Contingencies

We are obligated to make future payments under various contracts such as debt agreements and capital and operating lease agreements. The following table sets forth our significant contractual cash obligations as of December 31, 2010 (in thousands):

	Total	2011	2012	2013	2014	2015	Thereafter
Contractual Obligations:							
5.5% Senior notes	$ 99,000	$ -	$ -	$ 99,000	$ -	$ -	$ -
Interest on 5.5% senior notes	13,386	5,445	5,445	2,496	-	-	-
Zero coupon Subordinated debentures	86,373	-	-	-	-	86,373	-
Capital lease obligations	14,064	1,104	1,080	1,080	1,080	1,080	8,640
Non-cancelable operating	-						
lease obligations	567	369	131	67	-	-	-
Total	$ 213,390	$ 6,918	$ 6,656	$ 102,643	$ 1,080	$ 87,453	$ 8,640

In June 2006, GBL and Cascade agreed to amend the terms of the 6% Convertible Note due August 14, 2011 ("2011 Note"). Effective September 15, 2006, the rate on the 2011 Note increased from 5% to 6% while the conversion price was raised to $53 per share from $52 per share. In addition, the exercise date of Cascade's put option was extended to May 15, 2007, the expiration date of the related letter of credit was extended to May 22, 2007 and a call option was included giving GBL the right to redeem the 2011 Note at 101% of its principal amount together with all accrued but unpaid interest thereon upon at least 30 days prior written notice, subject to certain provisions. On April 18, 2007, the Company and Cascade amended the terms of the 2011 Note, to extend the exercise date for Cascade's put option from May 15, 2007 to December 17, 2007 and to extend the expiration date of the related letter of credit to December 24, 2007. The put option expired on December 17, 2007, the related letter of credit expired on December 24, 2007, and the collateral securing the letter of credit was released and became unrestricted company assets as of that date. On January 3, 2008, GBL filed a Form S-3 to register the resale of shares of GBL by Cascade. On January 22, 2008, Cascade elected to convert $10 million of the 2011 Note into 188,697 Class A Stock GBL shares. Cascade requested that the remaining $40 million face value of notes be segregated into eight notes each with a face value of $5 million each. On May 28, 2010, the Company repurchased $20 million of the 2011 Note at 101% of par value plus accrued but unpaid interest from Cascade. The redemption was accounted for as an extinguishment and resulted in a loss of approximately $256,000 which was included in interest and other expense on the consolidated statements of income. On September 30, 2010, the Company redeemed the remaining $20 million of the 2011 Note at 101% of par value plus accrued but unpaid interest. The redemption was accounted for as an extinguishment and resulted in a loss of approximately $241,000 which was included in interest and other expense on the consolidated statements of income.

On October 2, 2008, GBL privately placed a $60 million convertible promissory note maturing October 2, 2018 ("2018 Note") with Cascade. The 2018 Note had an interest rate of 6.5% per annum and was convertible into shares of the Company's Class A Stock at an initial conversion price of $70 per share. The terms of the 2018 Note called for adjusting the conversion price upon certain circumstances, including the payment of dividends in excess of $1.12 in any twelve month period. With the payment of the $2.00 dividend on December 15, 2009, the conversion price of the 2018 Note was changed to $66.89. In connection with the issuance of the 2018 Note, the Company set up an escrow account with an initial sum of $61.95 million, and was disclosed as restricted assets on the Statements of Financial Condition. The Company was required to repurchase the 2018 Note at the request of the holder on specified dates and after certain circumstances as specified in the 2018 Note. On September 2, 2010, the Company and Cascade agreed to extend the exercise date of Cascade's put option on the 2018 Note from October 2, 2010 to November 3, 2010 and to extend the escrow agreement that was entered into in connection with the 2018 Note. On September 30, 2010, Cascade exercised their put option on the 2018 Note with respect to the entire $60 million. On October 13, 2010, Cascade was paid $60.1 million of principal and accrued but unpaid interest, and the escrow agreement relating to the 2018 Note was terminated by mutual consent between the Company and Cascade. The remaining funds in the escrow account were no longer restricted and were sent to the Company. The repayment was accounted for as an extinguishment of debt with no gain or loss recorded.

The capital lease contains an escalation clause tied to the change in the New York Metropolitan Area Consumer Price Index which may cause the future minimum payments to exceed $1,080,000 annually. Any increases to the base rental will be accounted for prospectively.

Off-Balance Sheet Arrangements

We are the General Partner or co-General Partner of various limited partnerships whose underlying assets consist primarily of marketable securities.

Our income from these limited partnerships consists of our share of the management fees and the 20% incentive allocation from the limited partners. We also receive our pro-rata return on any investment made in the limited partnership. We earned management fees of $2.1 million, $1.5 million and $1.7 million in 2010, 2009 and 2008, respectively, and incentive fees of $2.2 million, $1.8 million and $0.1 million in 2010, 2009 and 2008, respectively. Our pro-rata gain on investments in these limited partnerships totaled $2.1 million and $1.3 million in 2010 and 2009, respectively, as compared to a pro-rata loss of $0.9 million in 2008.

We do not invest in any other off-balance sheet vehicles that provide financing, liquidity, market or credit risk support or engage in any leasing activities that expose us to any liability that is not reflected on the Consolidated Financial Statements.

Critical Accounting Policies

In the ordinary course of business, we make a number of estimates and assumptions relating to the reporting of results of operations and financial condition in the preparation of our financial statements in conformity with U.S. generally accepted accounting principles. We base our estimates on historical experience, when available, and on other various assumptions that are believed to be reasonable under the circumstances. Actual results could differ significantly from those estimates under different assumptions and conditions.

We believe the critical assumptions and estimates are those applied to revenue recognition, the accounting for and valuation of investments in securities, partnerships, and offshore funds, goodwill and other long-lived intangibles, income taxes, and stock based compensation accounting.

Major Revenue-Generating Services and Revenue Recognition

The Company's revenues are derived primarily from investment advisory and incentive fees, institutional research services and distribution fees.

Investment advisory and incentive fees are directly influenced by the level and mix of AUM as fees are derived from a contractually-determined percentage of AUM for each account as well as fulcrum fees earned on certain accounts. Advisory fees from the open-end mutual funds, closed-end funds and sub-advisory accounts are computed daily or weekly based on average net assets and amounts receivable are included in investment advisory fees receivable on the consolidated statements of financial condition. Advisory fees from Institutional and Private Wealth Management accounts are generally computed quarterly based on account values as of the end of the preceding quarter, and amounts receivable are included in investment advisory fees receivable on the consolidated statements of financial condition. Management fees from investment partnerships and offshore funds are computed either monthly or quarterly, and amounts receivable are included in investment advisory fees receivable on the consolidated statements of financial condition. The Company derived approximately 83%, 82% and 83% of its total revenues from advisory and management fees for the periods ended December 31, 2010, 2009 and 2008, respectively. These revenues vary depending upon the level of sales compared with redemptions, financial market conditions, performance and the fee structure for AUM. Revenues derived from the equity-oriented portfolios generally have higher management fee rates than fixed income portfolios.

Revenues from investment partnerships and offshore funds also generally include an incentive allocation on the absolute gain in a portfolio or a fee of 20% of the economic profit as defined in the partnership agreement. The incentive allocation or fee is recognized at the end of the measurement period, and amounts receivable are included in investment advisory fees receivable on the consolidated statements of financial condition. There were $3.7 million and $2.7 million in incentive allocations or fees receivable as of December 31, 2010 and 2009, respectively. The Company also receives fulcrum fees from certain Institutional and Private Wealth Management accounts, which are based upon meeting or exceeding specific benchmark index or indices. These fees are recognized at the end of the stipulated contract period for the respective account, and receivables due from fulcrum fees earned are included in investment advisory fees receivable on the consolidated statements of financial condition. There was $8.4 million and $3.1 million in fulcrum fees receivable as of December 31, 2010 and 2009, respectively. Management fees on a majority of the closed-end preferred shares are received at year-end if the total return to common shareholders of the closed-end fund for the calendar year exceeds the dividend rate of the preferred shares. These fees are recognized at the end of the measurement period. Receivables due on management fees on closed-end preferred shares are included in investment advisory fees receivable on the consolidated statements of financial condition. There were $8.7 million in management fees receivable on closed-end preferred shares as of both December 31, 2010 and 2009. For The GDL Fund, there is a performance fee earned as of the end of the calendar year if the total return of the fund is in excess of the T-

Bill Index total return. This fee is recognized at the end of the measurement period. Receivables due on performance fees relating to The GDL Fund are included in investment advisory fees receivable on the consolidated statements of financial condition and were $3.3 million and $5.9 million as of December 31, 2010 and 2009, respectively.

Gabelli & Company, Inc. provides institutional research services and earns brokerage commission revenues and sales manager fees on a trade-date basis from securities transactions executed on an agency basis on behalf of institutional clients and mutual funds, private wealth management clients and retail customers of affiliated companies. It has also been involved in syndicated underwriting activities that included public equity and debt offerings managed by major investment banks. Underwriting fees include underwriting revenues and syndicate profits and are accrued as earned. Underwriting fees include gains, losses, selling concessions and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as underwriter or agent. It provides institutional investors and investment partnerships with investment ideas on numerous industries and special situations, with a particular focus on small-cap and mid-cap companies. Commission revenue and related clearing charges are recorded on a trade-date basis and are included in commission revenue and other operating expenses, respectively, on the consolidated statements of income.

Distribution fees revenues are derived primarily from the distribution of Gabelli and GAMCO open-end mutual funds ("Funds") advised by a subsidiary of GBL, Funds Advisor and a subsidiary of GGCP, Teton. Gabelli & Company, distributes our open-end Funds pursuant to distribution agreements with each Fund. Under each distribution agreement with an open-end Fund, Gabelli & Company offers and sells such open-end Fund shares on a continuous basis and pays all of the costs of marketing and selling the shares, including printing and mailing prospectuses and sales literature, advertising and maintaining sales and customer service personnel and sales and services fulfillment systems, and payments to the sponsors of third party distribution programs, financial intermediaries and Gabelli & Company's sales personnel. Gabelli & Company receives fees for such services pursuant to distribution plans adopted under provisions of Rule 12b-1. Gabelli & Company is the principal underwriter for funds distributed in multiple classes of shares which carry either a front-end or back-end sales charge.

Under the distribution plans, the open-end Class AAA shares of the Funds (except The Gabelli U.S. Treasury Money Market Fund, Gabelli Capital Asset Fund and The Gabelli ABC Fund) and the Class A shares of certain Funds pay Gabelli & Company a distribution or service fee of .25% per year (except the Class A shares of the Westwood Funds which pay .50% per year and the Class A shares of the Gabelli Enterprise Mergers and Acquisitions Fund which pays .45% per year) on the average daily net assets of the fund. Class B and Class C shares have a 12b-1 distribution plan with a service and distribution fee totaling 1%.

Distribution fees from the open-end mutual funds are computed daily based on average net assets. The amounts receivable for distribution fees are included in receivables from affiliates on the consolidated statements of financial condition.

Finally, GBL also has investment gains or losses generated from its proprietary trading activities which are included in net gain/(loss) from investments on the consolidated statements of income.

Investments in Securities Transactions and Other Than Temporary Impairment

Investments in securities are accounted for as either "trading securities" or "available for sale" and are stated at fair value. Management determines the appropriate classification of debt and equity securities at the time of purchase and reevaluates such designations as of each balance sheet date. U.S. Treasury Bills and Notes with maturities of greater than three months at the time of purchase are considered investments in securities. Securities that are not readily marketable are stated at their estimated fair values in accordance with Generally Accepted Accounting Principles ("GAAP"). A substantial portion of investments in securities are held for resale in anticipation of short-term market movements and therefore are classified as trading securities. Trading securities are stated at fair value, with any unrealized gains or losses reported in current period earnings in net gain/(loss) from investments on the consolidated statements of income. AFS investments are stated at fair value, with any unrealized gains or losses, net of taxes, reported as a component of equity except for losses deemed to be other than temporary which are recorded as realized losses on the consolidated statements of income. Securities transactions and any related gains and losses are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the specific identified cost basis and are included in net gain/(loss) from investments on the consolidated statements of income.

AFS securities are evaluated for other than temporary impairments each reporting period and any impairment charges are recorded in net gain/(loss) from investments on the consolidated statements of income. Management reviews all available for sale securities whose cost exceeds their fair value to determine if the impairment is other than temporary. Management uses qualitative factors such as diversification of the investment, the intent to hold the investment, the amount of time that the investment has been impaired and the severity of the decline in determining whether the impairment is other than temporary.

Securities sold, but not yet purchased are recorded on the trade date, and are stated at fair value and represent obligations of GBL to purchase the securities at prevailing market prices. Therefore, the future satisfaction of such obligations may be for an amount greater or less than the amounts recorded on the consolidated statements of financial condition. The ultimate gains or losses recognized are dependent upon the prices at which these securities are purchased to settle the obligations under the sales commitments. Realized gains and losses from covers of securities sold, not yet purchased transactions are included in net gain/(loss) from investments on the consolidated statements of income. Securities sold, not yet purchased are stated at fair value, with any unrealized gains or losses reported in current period earnings in net gain/(loss) from investments on the consolidated statements of income.

Investments in Partnerships and Affiliates

The equity method of accounting is used for investments in non-controlled entities in which the Company is able to exercise significant influence but not control. The Company's share in net earnings or losses of these partnerships and affiliated entities are reflected in income as earned and are included in net gain/(loss) from investments on the consolidated statements of income. Capital contributions were recorded as an increase in investments when paid and distributions received were reductions of the investments. Depending on the terms of the investment, the Company may be restricted as to the timing and amounts of withdrawals. The Company consolidates all investments in partnerships and affiliates in which the Company has control including any variable interest entity ("VIE") for which the Company is considered the primary beneficiary. For feeder funds that owned 100% of their offshore master funds the Company has retained the specialized investment company accounting of the consolidated feeder funds in the Company's consolidated financial statements. The Company records noncontrolling interests in consolidated subsidiaries for which the Company's ownership is less than 100%. All intercompany accounts and transactions have been eliminated.

A VIE is an entity in which either (a) the equity investment at risk is not sufficient to permit the entity to finance its own activities without additional financial support or (b) the equity investors do not have the ability to make decisions about the entities' activities or obligation to absorb the expected losses of the entity or the right to receive the expected residual returns of the entity or (c) the voting rights are not proportional to their obligations to absorb the expected losses of the entity or their rights to receive the expected residual returns of the entity. The Company evaluates whether entities in which it has an interest are VIEs and whether the Company qualifies as the primary beneficiary of any VIEs identified in its analysis. The Company applies the guidance for VIEs prior to the FASB's amendment to the guidance on the accounting for VIEs in June 2009 because all of the entities subject to such guidance that the Company is involved with qualified for the FASB's deferral of such guidance.

Goodwill and Identifiable Intangible Assets

Goodwill is initially measured as the excess of the cost of the acquired business over the sum of the amounts assigned to assets acquired less the liabilities assumed. At December 31, 2010 and 2009 goodwill recorded on the consolidated statements of financial condition relates to our 93%-owned subsidiary, GSI and the identifiable intangible asset is an investment advisory contact for the Gabelli Enterprise Mergers and Acquisition Fund. Goodwill and identifiable intangible assets are tested for impairment at least annually on November 30th and whenever certain triggering events are met. In assessing the recoverability of goodwill and identifiable intangible assets, projections regarding estimated future cash flows and other factors are made to determine the fair value of the respective assets.

Income Taxes

Deferred tax assets and liabilities are recorded for temporary differences between the tax basis of assets and liabilities and the reported amounts on the consolidated financial statements using the statutory tax rates in effect for the year when the reported amount of the asset or liability is recovered or settled, respectively. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. A valuation allowance is recorded to reduce the carrying values of deferred tax assets to the amount that is more likely than not to be realized. For each tax position taken or expected to be taken in a tax return, the Company determines whether it is more likely than not that the position will be sustained upon examination based on the technical merits of the position, including resolution of any related appeals or litigation. A tax position that meets the more likely than not recognition threshold is measured to determine the amount of benefit to recognize. The tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. The Company recognizes the accrual of interest on uncertain tax positions and penalties in income tax provision on the consolidated statements of income.

Stock Based Compensation

The Company has granted RSAs and stock options which were recommended by the Company's Chairman, who did not receive an RSA or option award, and approved by the Compensation Committee of the Company's Board of Directors. We use a fair value based method of accounting for stock-based compensation provided to our employees. The estimated fair value of RSAs is determined by using the closing price of our Class A Stock on the day prior to the grant date. The total expense, which is reduced by estimated forfeitures, is recognized over the vesting period for these awards which is 30% over three years from the date of grant and 70% over five years from the date of grant. The forfeiture rate is determined by reviewing historical forfeiture rates for previous stock-based compensation grants and is reviewed and updated quarterly, if necessary. During the vesting period, dividends to RSA holders are held for them until the RSA vesting dates and are forfeited if the grantee is no longer employed by the Company on the vesting dates. Dividends declared on these RSAs, less estimated forfeitures, are charged to retained earnings on the declaration date.

The estimated fair value of option awards is determined using the Black Scholes option-pricing model. This sophisticated model utilizes a number of assumptions in arriving at its results, including the estimated life of the option, the risk free interest rate at the date of grant and the volatility of the underlying common stock. There may be other factors, which have not been considered, which may have an effect on the value of the options as well. The effects of changing any of the assumptions or factors employed by the Black Scholes model may result in a significantly different valuation for the options. The total expense, which is reduced by estimated forfeitures, is recognized over the vesting period for these awards which is 75% over three years from the date of grant and 25% after four years from date of grant. The forfeiture rate is determined by reviewing historical forfeiture rates for previous stock-based compensation grants and is reviewed and updated quarterly, if necessary.

Recent Accounting Developments

In June 2009, the FASB issued guidance to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement, if any, in transferred financial assets. This guidance is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2009 and shall be applied prospectively. Early adoption is prohibited. The Company adopted the applicable guidance on January 1, 2010 with no impact to the consolidated financial statements.

In June 2009, the FASB issued amended guidance on the accounting for VIEs. The amendments will significantly affect the overall consolidation analysis, changing the approach taken by companies in identifying which entities are VIEs and in determining which party is the primary beneficiary. The guidance requires continuous assessment of the reporting entity's involvement with such VIEs. The revised guidance also enhances the disclosure requirements for a reporting entity's involvement with VIEs, irrespective of whether they qualify for deferral, as discussed below. The guidance is effective as of the beginning of the first fiscal year that begins after November 15, 2009 and early adoption is prohibited. In February 2010, the FASB issued further guidance which provided a limited scope deferral for a reporting entity's interest in an entity that meets all of the following conditions: (a) the entity has all the attributes of an investment company as defined under AICPA Audit and Accounting Guide, Investment Companies, or does not have all the attributes of an investment company but is an entity for which it is acceptable based on industry practice to apply measurement principles that are consistent with the AICPA Audit and Accounting Guide, Investment Companies, (b) the reporting entity does not have explicit or implicit obligations to fund any losses of the entity that could potentially be significant to the entity, and (c) the entity is not a securitization entity, asset-backed financing entity or an entity that was formerly considered a qualifying special-purpose entity. The reporting entity is required to perform a consolidation analysis for entities that qualify for the deferral in accordance with previously issued guidance on VIEs. The Company adopted the applicable portions of this guidance on January 1, 2010 and has evaluated the deferral guidelines and determined that all significant entities that the Company is involved with that this guidance would potentially have impacted qualify for the deferral, and therefore the guidance issued did not have a material impact on the consolidated financial statements.

In January 2010, the FASB issued guidance to improve disclosures about fair value measurements. The guidance affects all entities that are required to make disclosures about recurring and nonrecurring fair value measurements. The guidance requires new disclosures regarding transfers in and out of Level 1 and 2 fair value measurements and activity related to Level 3 fair value measurements. In addition, the guidance clarifies existing fair value disclosure requirements related to the level of disaggregation of assets and liabilities and the valuation techniques and inputs used. This guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company adopted the applicable portions of this guidance on January 1, 2010 without a material impact to the consolidated financial statement disclosures.

In July 2010, the FASB issued guidance to improve disclosures about an entity's allowance for credit losses and the credit quality of its financing receivables. The guidance affects all entities. The guidance requires the entity to disclose the nature of credit risk inherent in the entity's portfolio of financing receivables, how that risk is analyzed and assessed in arriving at the allowance for credit losses and the changes and reasons for those changes in the allowance for credit losses. This update is effective for interim and annual reporting periods ending on or after December 15, 2010, except for the disclosures about activity that occurs during a reporting period which is effective for interim and annual reporting periods beginning on or after December 15, 2010. The Company adopted the applicable portions of this guidance for the year ended December 31, 2010 without a material impact to the consolidated financial statements.

Seasonality and Inflation

We do not believe our operations are subject to significant seasonal fluctuations. We do not believe inflation will significantly affect our compensation costs, as they are substantially variable in nature. However, the rate of inflation may affect our expenses such as information technology and occupancy costs. To the extent inflation results in rising interest rates and has other effects upon the securities markets, it may adversely affect our financial position and results of operations by reducing our AUM, revenues or otherwise.

ITEM 7A: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Reference is made to the information contained under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Market Risk."

ITEM 8: FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

GAMCO INVESTORS, INC. AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission that are not required under the related instructions or are inapplicable have been omitted.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
GAMCO Investors, Inc.
Rye, New York

We have audited the accompanying consolidated statements of financial condition of GAMCO Investors, Inc. and subsidiaries (the "Company") as of December 31, 2010 and 2009, and the related consolidated statements of income, equity and comprehensive income, and cash flows for each of the two years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of GAMCO Investors, Inc. and subsidiaries at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 22, 2011 expressed an unqualified opinion on the Company's internal control over financial reporting.

DELOITTE & TOUCHE LLP

New York, New York
February 22, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
GAMCO Investors, Inc.

We have audited the accompanying consolidated statements of income, equity and comprehensive income, and cash flows of GAMCO Investors, Inc. and Subsidiaries (the "Company") for the year ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of GAMCO Investors, Inc. and Subsidiaries for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

ERNST & YOUNG LLP

New York, New York
March 10, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
GAMCO Investors, Inc.
Rye, New York

We have audited the internal control over financial reporting of GAMCO Investors, Inc. and subsidiaries (the "Company") as of December 31, 2010, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2010 of the Company and our report dated February 22, 2011, expressed an unqualified opinion on those financial statements.

DELOITTE & TOUCHE LLP

New York, New York
February 22, 2011

GAMCO INVESTORS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share data)

	Year Ended December 31,		
	2010	2009	2008
Revenues			
Investment advisory and incentive fees	$ 231,269	$ 178,713	$ 204,293
Institutional research services	16,600	16,715	16,129
Distribution fees and other income	32,511	22,686	24,590
Total revenues	280,380	218,114	245,012
Expenses			
Compensation costs	123,840	92,859	102,840
Management fee	12,013	9,758	4,086
Distribution costs	31,048	24,339	25,090
Other operating expenses	22,450	18,948	27,979
Total expenses	189,351	145,904	159,995
Operating income	91,029	72,210	85,017
Other income (expense), net			
Net gain/(loss) from investments	24,391	25,558	(52,299)
Interest and dividend income	5,905	3,425	13,136
Interest expense	(11,984)	(13,290)	(9,441)
Total other income (expense), net	18,312	15,693	(48,604)
Income before income taxes	109,341	87,903	36,413
Income tax provision	39,326	31,761	12,323
Net income	70,015	56,142	24,090
Net income (loss) attributable to noncontrolling interests	1,223	609	(776)
Net income attributable to GAMCO Investors, Inc.'s shareholders	$ 68,792	$ 55,533	$ 24,866
Net income attributable to GAMCO Investors, Inc.'s shareholders per share:			
Basic	$ 2.55	$ 2.03	$ 0.89
Diluted	$ 2.52	$ 2.02	$ 0.89
Weighted average shares outstanding:			
Basic	26,959	27,345	27,805
Diluted	28,348	28,214	27,841

See accompanying notes.

GAMCO INVESTORS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
(In thousands, except per share data)

	December 31, 2010	December 31, 2009
ASSETS		
Cash and cash equivalents, including restricted cash of $0 and $62,258, respectively	$ 169,601	$ 400,528
Investments in securities	305,486	157,403
Investments in partnerships	82,871	62,655
Receivable from brokers	46,621	30,072
Investment advisory fees receivable	44,660	35,685
Receivable from affiliates	3,837	2,956
Capital lease	3,394	3,655
Goodwill and identifiable intangible asset	5,358	5,358
Income tax receivable and deferred tax assets	325	-
Other assets	10,583	9,497
Total assets	$ 672,736	$ 707,809
LIABILITIES AND EQUITY		
Payable to brokers	$ 1,554	$ 395
Income taxes payable and deferred tax liabilities	23,225	8,523
Capital lease obligation	5,182	5,265
Compensation payable	23,771	13,302
Securities sold, not yet purchased	19,299	9,569
Mandatorily redeemable noncontrolling interests	1,444	1,622
Accrued expenses and other liabilities	23,089	25,157
Sub-total	97,564	63,833
5.5% Senior notes (due May 15, 2013)	99,000	99,000
6% Convertible note (conversion price, $53.00 per share)	-	39,851
6.5% Convertible note (conversion price, $66.89 per share)	-	60,000
Zero coupon subordinated debenture, $86.4 million outstanding (due December 31, 2015)	59,580	-
Total liabilities	256,144	262,684
Redeemable noncontrolling interests	26,984	1,464
Commitments and contingencies (Note K)		
Equity:		
Preferred stock, $.001 par value; 10,000,000 shares authorized; none issued and outstanding		
Class A Common Stock, $0.001 par value; 100,000,000 shares authorized; 13,255,503 and 13,120,276 shares issued, respectively; 6,763,221 and 7,311,997 shares outstanding, respectively	13	13
Class B Common Stock, $0.001 par value; 100,000,000 shares authorized; 24,000,000 shares issued and 20,290,140 and 20,292,917 shares outstanding, respectively	20	20
Additional paid-in capital	262,108	251,591
Retained earnings	370,272	410,473
Accumulated comprehensive income	25,389	19,088
Treasury stock, at cost (6,492,282 and 5,808,279 shares, respectively)	(271,773)	(241,567)
Total GAMCO Investors, Inc. stockholders' equity	386,029	439,618
Noncontrolling interests	3,579	4,043
Total equity	389,608	443,661
Total liabilities and equity	$ 672,736	$ 707,809

See accompanying notes.

GAMCO INVESTORS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY AND COMPREHENSIVE INCOME
(In thousands)

	GAMCO Investors, Inc. stockholders								
	Noncontrolling Interests	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Comprehensive Income	Treasury Stock	Total	Redeemable Noncontrolling Interests	Comprehensive Income
Balance at December 31, 2007	$ 5,791	$ 33	$ 230,483	$ 445,121	$ 20,815	$ (195,137)	$ 507,106	$ 5,210	$ -
Payment of subsidiary dividend to noncontrolling interest	(604)	-	-	-	-	-	(604)	(632)	-
Net income	(399)	-	-	24,866	-	-	24,467	(377)	24,090
Net unrealized gains on securities available for sale, net of income tax ($14,288)	-	-	-	-	(5,716)	-	(5,716)	-	(5,716)
Foreign currency translation	-	-	-	-	(176)	-	(176)	-	(176)
Dividends declared ($2.02 per share)	-	-	-	(56,226)	-	-	(56,226)	-	-
Conversion of 6% convertible Note	-	-	9,923	-	-	-	9,923	-	-
Stock based compensation expense	-	-	4,892	-	-	-	4,892	-	-
Exercise of stock options including tax benefit	-	-	675	-	-	-	675	-	-
Purchase of treasury stock	-	-	-	-	-	(39,400)	(39,400)	-	-
Balance at December 31, 2008	$ 4,788	$ 33	$ 245,973	$ 413,761	$ 14,923	$ (234,537)	$ 444,941	$ 4,201	$ 18,198
Comprehensive loss attributable to noncontrolling interest									$ 776
Total comprehensive income attributable to GAMCO Investors, Inc.									$ 18,974

See accompanying notes.

GAMCO INVESTORS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY AND COMPREHENSIVE INCOME
(continued) (In thousands)

	GAMCO Investors, Inc. stockholders								
	Noncontrolling Interests	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Comprehensive Income	Treasury Stock	Total	Redeemable Noncontrolling Interests	Comprehensive Income
Balance at December 31, 2008	$ 4,788	$ 33	$ 245,973	$ 413,761	$ 14,923	$ (234,537)	$ 444,941	$ 4,201	$ -
Redemptions of noncontrolling interests	(747)	-	-	-	-	-	(747)	(2,932)	-
Spin-off of subsidiary shares to noncontrolling interests	(412)	-	-	-	-	-	(412)	-	-
Net income	414	-	-	55,533	-	-	55,947	195	56,142
Net unrealized gains on securities available for sale, net of income tax ($15,765)	-	-	-	-	4,112	-	4,112	-	4,112
Foreign currency translation	-	-	-	-	53	-	53	-	53
Dividends declared ($2.13 per share)	-	-	-	(58,821)	-	-	(58,821)	-	-
Income tax effect of transaction with shareholders	-	-	(243)	-	-	-	(243)	-	-
Stock based compensation expense	-	-	5,085	-	-	-	5,085	-	-
Exercise of stock options including tax benefit	-	-	776	-	-	-	776	-	-
Purchase of treasury stock	-	-	-	-	-	(7,030)	(7,030)	-	-
Balance at December 31, 2009	$ 4,043	$ 33	$ 251,591	$ 410,473	$ 19,088	$ (241,567)	$ 443,661	$ 1,464	$ 60,307
Comprehensive income attributable to noncontrolling interest									$ (609)
Total comprehensive income attributable to GAMCO Investors, Inc.									$ 59,698

See accompanying notes.

GAMCO INVESTORS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY AND COMPREHENSIVE INCOME
(continued) (In thousands)

		GAMCO Investors, Inc. stockholders							
	Noncontrolling Interests	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Comprehensive Income	Treasury Stock	Total	Redeemable Noncontrolling Interests	Comprehensive Income
Balance at December 31, 2009	$ 4,043	$ 33	$ 251,591	$ 410,473	$ 19,088	$ (241,567)	$ 443,661	$ 1,464	$ -
Redemptions of noncontrolling interests	-	-	-	-	-	-	-	(475)	-
Contributions of noncontrolling interests	-	-	-	-	-	-	-	25,137	-
Payment of subsidiary dividend to noncontrolling interest	(829)	-	-	-	-	-	(829)	-	-
Net income	365	-	-	68,792	-	-	69,157	858	70,015
Net unrealized gains on securities available for sale, net of income tax ($3,710)	-	-	-	-	6,317	-	6,317	-	6,317
Foreign currency translation	-	-	-	-	(16)	-	(16)	-	(16)
Cash dividends declared ($1.82 per share)	-	-	-	(49,413)	-	-	(49,413)	-	-
Non-cash dividends declared ($3.20 of principal per share)	-	-	-	(59,580)	-	-	(59,580)	-	-
Stock based compensation expense	-	-	10,585	-	-	-	10,585	-	-
Reduction of deferred tax asset for excess of recorded RSA tax benefit over actual tax benefit	-	-	(1,872)	-	-	-	(1,872)	-	-
Exercise of stock options including tax benefit	-	-	1,804	-	-	-	1,804	-	-
Purchase of treasury stock	-	-	-	-	-	(30,206)	(30,206)	-	-
Balance at December 31, 2010	$ 3,579	$ 33	$ 262,108	$ 370,272	$ 25,389	$ (271,773)	$ 389,608	$ 26,984	$ 76,316
Comprehensive income attributable to noncontrolling interest									$ (1,223)
Total comprehensive income attributable to GAMCO Investors, Inc.									$ 75,093

See accompanying notes.

GAMCO INVESTORS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,		
	2010	2009	2008
Operating activities			
Net income	$ 70,015	$ 56,142	$ 24,090
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in net (gains) losses from partnerships and affiliates	(9,155)	(10,335)	18,467
Depreciation and amortization	700	656	1,127
Stock based compensation expense	10,585	5,085	4,892
Deferred income taxes	7,553	1,831	(1,642)
Tax benefit from exercise of stock options	216	168	10
Foreign currency translation gain/(loss)	(16)	53	(176)
Other-than-temporary loss on available for sale securities	-	-	17,352
Impairment of identifiable intangible asset	-	-	1,479
Fair value of donated securities	(524)	370	507
(Gains) losses on sales of available for sale securities	(29)	(2,150)	33
Income related to consolidated investment partnerships and offshore funds	-	-	(2,444)
Amortization of discount on debt	52	85	158
Loss on extinguishment of debt	497	-	-
Acquisition of identifiable intangible asset	-	-	(3,370)
(Increase) decrease in assets:			
Investments in trading securities	(132,702)	97,533	104,328
Investments in partnerships:			
Contributions to partnerships	(20,743)	(4,351)	(421)
Distributions from partnerships	9,680	12,739	23,660
Receivable from brokers	(16,549)	(13,612)	23,686
Investment advisory fees receivable	(8,975)	(23,749)	21,819
Income tax receivable and deferred tax assets	-	14,865	(23,736)
Other receivables from affiliates	-	(352)	4,377
Other assets	(2,411)	(2,121)	(92)
Increase (decrease) in liabilities:			
Payable to brokers	1,159	(1,462)	(5,705)
Income tax payable and deferred tax liabilities	1,241	-	6,060
Compensation payable	10,470	(1,295)	(7,494)
Mandatorily redeemable noncontrolling interests	(178)	226	(233)
Accrued expenses and other liabilities	(916)	1,467	(23,289)
Total adjustments	(150,045)	75,651	159,353
Net cash (used in) provided by operating activities	(80,030)	131,793	183,443

See accompanying notes

GAMCO INVESTORS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(continued) (In thousands)

	Year Ended December 31,		
	2010	2009	2008
Investing activities			
Purchases of available for sale securities	(157)	(8,194)	(1,832)
Proceeds from sales of available for sale securities	2,097	4,329	16,682
Return of capital on available for sale securities	2,988	3,717	3,939
Decrease / (increase) in restricted cash	62,258	(55,102)	(2,158)
Net cash (used in) provided by investing activities	67,186	(55,250)	16,631
Financing activities			
Contributions from redeemable noncontrolling interests	25,137	-	252
Redemptions of redeemable noncontrolling interest	(475)	(2,930)	-
Repayment of 5.5% senior notes due May 15, 2013	-	-	(1,000)
Repayment of 6% Convertible notes due August 14, 2011	(40,400)	-	-
Repayment of 6.5% Convertible note due October 2, 2018	(60,000)	-	-
Issuance of 6.5% Convertible note due October 2, 2018	-	-	60,000
Proceeds from exercise of stock options	1,588	607	666
Dividends paid	(50,631)	(59,431)	(56,226)
Dividends paid to noncontrolling interests	(829)	-	(604)
Purchase of subsidiary shares from noncontrolling interests	-	(747)	-
Purchase of treasury stock	(30,206)	(7,030)	(39,400)
Net cash used in financing activities	(155,816)	(69,531)	(36,312)
Effect of exchange rates on cash and cash equivalents	(9)	84	(298)
Net (decrease) increase in cash and cash equivalents	(168,669)	7,096	163,464
Net decrease in cash from consolidated partnerships and offshore funds	-	-	(609)
Cash and cash equivalents at beginning of year	338,270	331,174	168,319
Cash and cash equivalents at end of year	$ 169,601	$ 338,270	$ 331,174
Supplemental disclosures of cash flow information:			
Cash paid for interest	$ 12,902	$ 12,890	$ 8,746
Cash paid for taxes	$ 29,870	$ 25,364	$ 33,549

Non-cash activity:

-On January 22, 2008, Cascade Investment, L.L.C. elected to convert $10 million of its $50 million convertible note paying interest at 6% 188,679 GAMCO Investors, Inc. class A common shares.

-On September 15, 2008, GAMCO Investors, Inc. modified and extended its lease with M4E, LLC, the Company's landlord at 401 Theodore Fremd Ave, Rye, NY. The lease term was extended to December 31, 2023. This resulted in an increase to the capital lease obligation and corresponding asset of $3.0 million each.

-On March 20, 2009, GAMCO Investors, Inc. distributed its shares of Teton Advisors, Inc. ($300) to its shareholders which resulted in the deconsolidation of Teton, and decreases of approximately $911 of cash and cash equivalents, $199 of net liabilities and $412 of noncontrolling interests.

-On December 31, 2010, GAMCO Investors, Inc. distributed $59,580 of zero coupon subordinated debenture ($86.4 million principal amount) due December 31, 2015 as dividends.

-The Company recorded $1,872 as a reduction to its deferred tax asset and additional paid-in capital for the excess of the recorded RSA tax benefit over the actual tax benefit.

-For 2010, 2009 and 2008 the Company accrued RSA dividends of $174, $1,393 and $0, respectively.

See accompanying notes

A. Significant Accounting Policies

Basis of Presentation

GAMCO Investors, Inc. ("GBL" or the "Company") was incorporated in April 1998 in the state of New York, with no significant assets or liabilities and did not engage in any substantial business activities prior to the initial public offering ("Offering") of our shares. On February 9, 1999, we exchanged 24 million shares of our Class B Common Stock ("Class B Stock"), representing all of our then issued and outstanding common stock, with Gabelli Funds, Inc. ("GFI") and two of its subsidiaries in consideration for substantially all of the operating assets and liabilities of GFI, relating to its institutional and retail asset management, mutual fund advisory, underwriting and brokerage business (the "Reorganization"). GBL distributed net assets and liabilities, principally a proprietary investment portfolio, of approximately $165 million, including cash of $18 million, which was recorded for accounting purposes as a deemed distribution to GFI. GFI, which was renamed Gabelli Group Capital Partners, Inc. in 1999, is the majority shareholder of GBL and was renamed GGCP, Inc. ("GGCP") during 2005. During 2010, the shares of GBL owned by GGCP were transferred to GGCP Holdings LLC, a subsidiary of GGCP.

On February 17, 1999, we completed our sale of six million shares of Class A Common Stock ("Class A Stock") in the Offering and received proceeds, after fees and expenses, of approximately $96 million. Immediately after the Offering, GGCP owned 80% of the outstanding common stock of GBL and as of December 31, 2010 their indirect ownership is 73.1%. In addition, with the completion of the Offering, we became a "C" Corporation for federal and state income tax purposes and are subject to substantially higher income tax rates.

The accompanying consolidated financial statements include the assets, liabilities and earnings of:

- GBL; and

- Our wholly-owned subsidiaries: Gabelli Funds, LLC ("Funds Advisor"), GAMCO Asset Management Inc. ("GAMCO"), GAMCO Asset Management (UK) Limited, Gabelli Arbitrage Holdings LLC, Gabelli Trading Holdings LLC, Gabelli Fixed Income, Inc. ("Fixed Income") and its subsidiaries, GAMCO International Partners LLC, GAMCO Acquisition LLC, GAMCO Asset Management (Singapore) Pte. Ltd.;

- Our majority-owned or majority-controlled subsidiaries: Gabelli Securities, Inc. ("GSI") and its subsidiaries and Teton Advisors, Inc. ("Teton") (through the date of the spin-off on March 20, 2009); and

- Certain investment partnerships ("Investment Partnerships") and offshore funds in which we have a direct or indirect controlling financial interest. Please see Notes D and E included herein.

At December 31, 2010 and 2009, we owned approximately 93% of GSI. At December 31, 2008, we owned approximately 92% of GSI and had a 51% voting interest in Teton (42% economic interest). The consolidated financial statements comprise the financial statements of GBL and its subsidiaries as of December 31 of each year. The financial statements of the subsidiaries are prepared for the same reporting year as the parent company, using consistent accounting policies. All intercompany transactions and balances have been eliminated. Subsidiaries are fully consolidated from the date of acquisition, being the date on which GBL obtains control, and continue to be consolidated until the date that such control ceases.

Subsequent to the issuance of the Company's second quarter 2010 Form 10-Q, filed with the SEC on August 5, 2010, the Company determined that pursuant to ASC 810, Consolidation, it should have presented a separate column for redeemable noncontrolling interests and the amount of comprehensive income attributable to noncontrolling interests and comprehensive income attributable to GAMCO in its consolidated statement of equity and comprehensive income. The affected periods include each of the two years in the period ended December 31, 2009. The accompanying consolidated statement of equity and comprehensive income for the periods ended December 31, 2009 and 2008 have been corrected to also include such information. The Company believes this correction was not material to the consolidated financial statements taken as a whole.

Certain items previously reported have been reclassified to conform to the current period's consolidated financial statements presentation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported on the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Nature of Operations

GAMCO, Funds Advisor, Gabelli Fixed Income LLC ("Fixed Income LLC"), a wholly-owned subsidiary of Fixed Income, Teton and GSI (effective January 19, 2006) are registered investment advisors under the Advisers Act of 1940. Gabelli & Company, Inc. ("Gabelli & Company"), a wholly-owned subsidiary of GSI, is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is regulated by the Financial Industry Regulatory Authority ("FINRA"). Gabelli & Company acts as an introducing broker, and all transactions for its customers are cleared through the New York Stock Exchange ("NYSE") member firms on a fully-disclosed basis. Accordingly, open customer transactions are not reflected in the accompanying consolidated statements of financial condition. Gabelli & Company is exposed to credit losses on these open positions in the event of nonperformance by its customers, pursuant to conditions of its clearing agreements with its clearing brokers. This exposure is reduced by the clearing brokers' policy of obtaining and maintaining adequate collateral and credit of the counterparties until the open transaction is completed. Refer to Major Revenue-Generating Services and Revenue Recognition section within Note A for additional discussion of GBL's business.

Cash and Cash Equivalents

Cash equivalents primarily consist of an affiliated money market mutual fund which is highly liquid. U.S. Treasury Bills and Notes with maturities of three months or less at the time of purchase are also considered cash equivalents. At December 31, 2009, approximately $62.3 million of cash and cash equivalents was held in escrow to secure the $60 million convertible note, and this amount is disclosed as restricted cash on the consolidated statements of financial condition. On October 13, 2010, Cascade Investment LLC ("Cascade") was paid $60.1 million of principal and accrued but unpaid interest, and the escrow agreement relating to the 2018 Note was terminated by mutual consent between the Company and Cascade. The remaining funds in the escrow account were no longer restricted and were sent to the Company.

Securities Transactions

Investments in securities are accounted for as either "trading securities" or "available for sale" and are stated at fair value. Management determines the appropriate classification of debt and equity securities at the time of purchase and reevaluates such designations as of each balance sheet date. U.S. Treasury Bills and Notes with maturities of greater than three months at the time of purchase are considered investments in securities. Securities that are not readily marketable are stated at their estimated fair values in accordance with Generally Accepted Accounting Principles ("GAAP"). A substantial portion of investments in securities are held for resale in anticipation of short-term market movements and therefore are classified as trading securities. Trading securities are stated at fair value, with any unrealized gains or losses reported in current period earnings in net gain/(loss) from investments on the consolidated statements of income. Available for sale ("AFS") investments are stated at fair value, with any unrealized gains or losses, net of taxes, reported as a component of equity except for losses deemed to be other than temporary which are recorded as realized losses on the consolidated statements of income. Securities transactions and any related gains and losses are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the specific identified cost basis and are included in net gain/(loss) from investments on the consolidated statements of income.

Available for sale securities are evaluated for other than temporary impairments each reporting period and any impairment charges are recorded in net gain/(loss) from investments on the consolidated statements of income. Management reviews all available for sale securities whose cost exceeds their fair value to determine if the impairment is other than temporary. Management uses qualitative factors such as diversification of the investment, the intent to hold the investment, the amount of time that the investment has been impaired and the severity of the decline in determining whether the impairment is other than temporary.

Securities sold, but not yet purchased are recorded on the trade date, and are stated at fair value and represent obligations of GBL to purchase the securities at prevailing market prices. Therefore, the future satisfaction of such obligations may be for an amount greater or less than the amounts recorded on the consolidated statements of financial condition. The ultimate gains or losses recognized are dependent upon the prices at which these securities are purchased to settle the obligations under the sales commitments. Realized gains and losses from covers of securities sold, not yet purchased transactions are included in net gain/(loss) from investments on the consolidated statements of income. Securities sold, not yet purchased are stated at fair value, with any unrealized gains or losses reported in current period earnings in net gain/(loss) from investments on the consolidated statements of income.

Investments in Partnerships and Affiliates

The equity method of accounting is used for investments in non-controlled entities in which the Company is able to exercise significant influence but not control. The Company's share in net earnings or losses of these partnerships and affiliated entities are reflected in income as earned and are included in net gain/(loss) from investments on the consolidated statements of income. Capital contributions were recorded as an increase in investments when paid and distributions received were reductions of the investments. Depending on the terms of the investment, the Company may be restricted as to the timing and amounts of withdrawals. The Company consolidates all investments in partnerships and affiliates in which the Company has control including any variable interest entity ("VIE") for which the Company is considered the primary beneficiary. For feeder funds that owned 100% of their offshore master funds the Company has retained the specialized investment company accounting of the consolidated feeder funds in the Company's consolidated financial statements. The Company records noncontrolling interests in consolidated subsidiaries for which the Company's ownership is less than 100%. All intercompany accounts and transactions have been eliminated.

A VIE is an entity in which either (a) the equity investment at risk is not sufficient to permit the entity to finance its own activities without additional financial support or (b) the equity investors do not have the ability to make decisions about the entities' activities or obligation to absorb the expected losses of the entity or the right to receive the expected residual returns of the entity or (c) the voting rights are not proportional to their obligations to absorb the expected losses of the entity or their rights to receive the expected residual returns of the entity. The Company evaluates whether entities in which it has an interest are VIEs and whether the Company qualifies as the primary beneficiary of any VIEs identified in its analysis. The Company applies the guidance for VIEs prior to the FASB's amendment to the guidance on the accounting for VIEs in June 2009 because all of the entities subject to such guidance that the Company is involved with qualified for the FASB's deferral of such guidance.

Receivables from and Payables to Brokers

Receivables from and payables to brokers consist of amounts arising from the purchases and sales of securities as well as cash amounts held in anticipation of investment.

Major Revenue-Generating Services and Revenue Recognition

The Company's revenues are derived primarily from investment advisory and incentive fees, institutional research services and distribution fees.

Investment advisory and incentive fees are directly influenced by the level and mix of assets under management ("AUM") as fees are derived from a contractually-determined percentage of AUM for each account as well as fulcrum fees earned on certain accounts. Advisory fees from the open-end mutual funds, closed-end funds and sub-advisory accounts are computed daily or weekly based on average net assets and amounts receivable are included in investment advisory fees receivable on the consolidated statements of financial condition. Advisory fees from Institutional and Private Wealth Management accounts are generally computed quarterly based on account values as of the end of the preceding quarter, and amounts receivable are included in investment advisory fees receivable on the consolidated statements of financial condition. Management fees from investment partnerships and offshore funds are computed either monthly or quarterly, and amounts receivable are included in investment advisory fees receivable on the consolidated statements of financial condition. The Company derived approximately 83%, 82% and 83% of its total revenues from advisory and management fees for the periods ended December 31, 2010, 2009 and 2008, respectively. These revenues vary depending upon the level of sales compared with redemptions, financial market conditions, performance and the fee structure for AUM. Revenues derived from the equity-oriented portfolios generally have higher management fee rates than fixed income portfolios.

Revenues from investment partnerships and offshore funds also generally include an incentive allocation on the absolute gain in a portfolio or a fee of 20% of the economic profit as defined in the partnership agreement. The incentive allocation or fee is recognized at the end of the measurement period, and amounts receivable are included in investment advisory fees receivable on the consolidated statements of financial condition. There were $3.7 million and $2.7 million in incentive allocations or fees receivable as of December 31, 2010 and 2009, respectively. The Company also receives fulcrum fees from certain Institutional and Private Wealth Management accounts, which are based upon meeting or exceeding specific benchmark index or indices. These fees are recognized at the end of the stipulated contract period for the respective account, and receivables due from fulcrum fees earned are included in investment advisory fees receivable on the consolidated statements of financial condition. There was $8.4 million and $3.1 million in fulcrum fees receivable as of December 31, 2010 and 2009, respectively. Management fees on a majority of the closed-end preferred shares are received at year-end if the total return to common shareholders of the closed-end fund for the calendar year exceeds the dividend rate of the preferred shares. These fees are recognized at the end of the measurement period. Receivables due on management fees on closed-end preferred shares are included in investment advisory fees receivable on the consolidated statements of financial condition.

There were $8.7 million in management fees receivable on closed-end preferred shares as of both December 31, 2010 and 2009. For The GDL Fund, there is a performance fee earned as of the end of the calendar year if the total return of the fund is in excess of the T-Bill Index total return. This fee is recognized at the end of the measurement period. Receivables due on performance fees relating to The GDL Fund are included in investment advisory fees receivable on the consolidated statements of financial condition and were $3.3 million and $5.9 million as of December 31, 2010 and 2009, respectively.

Gabelli & Company provides institutional research services and earns brokerage commission revenues and sales manager fees on a trade-date basis from securities transactions executed on an agency basis on behalf of institutional clients and mutual funds, private wealth management clients and retail customers of affiliated companies. It has also been involved in syndicated underwriting activities that included public equity and debt offerings managed by major investment banks. Underwriting fees include underwriting revenues and syndicate profits and are accrued as earned. Underwriting fees include gains, losses, selling concessions and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as underwriter or agent. It provides institutional investors and investment partnerships with investment ideas on numerous industries and special situations, with a particular focus on small-cap and mid-cap companies. Commission revenue and related clearing charges are recorded on a trade-date basis and are included in commission revenue and other operating expenses, respectively, on the consolidated statements of income.

Distribution fees revenues are derived primarily from the distribution of Gabelli and GAMCO open-end mutual funds ("Funds") advised by a subsidiary of GBL, Funds Advisor and a subsidiary of GGCP, Teton. Gabelli & Company distributes our open-end Funds pursuant to distribution agreements with each Fund. Under each distribution agreement with an open-end Fund, Gabelli & Company offers and sells such open-end Fund shares on a continuous basis and pays all of the costs of marketing and selling the shares, including printing and mailing prospectuses and sales literature, advertising and maintaining sales and customer service personnel and sales and services fulfillment systems, and payments to the sponsors of third party distribution programs, financial intermediaries and Gabelli & Company's sales personnel. Gabelli & Company receives fees for such services pursuant to distribution plans adopted under provisions of Rule 12b-1 ("12b-1") of the Investment Company Act of 1940 ("Company Act"). Gabelli & Company is the principal underwriter for funds distributed in multiple classes of shares which carry either a front-end or back-end sales charge.

Under the distribution plans, the open-end Class AAA shares of the Funds (except The Gabelli U.S. Treasury Money Market Fund, Gabelli Capital Asset Fund and The Gabelli ABC Fund) and the Class A shares of certain Funds pay Gabelli & Company a distribution or service fee of .25% per year (except the Class A shares of the Westwood Funds which pay .50% per year and the Class A shares of the Gabelli Enterprise Mergers and Acquisitions Fund which pays .45% per year) on the average daily net assets of the fund. Class B and Class C shares have a 12b-1 distribution plan with a service and distribution fee totaling 1%.

Distribution fees from the open-end mutual funds are computed daily based on average net assets. The amounts receivable for distribution fees are included in receivables from affiliates on the consolidated statements of financial condition.

Finally, GBL also has investment gains or losses generated from its proprietary trading activities which are included in net gain/(loss) from investments on the consolidated statements of income.

Distribution Costs

We incur certain promotion and distribution costs, which are expensed as incurred, principally related to the sale of shares of open-end mutual funds, shares sold in the initial public offerings of our closed-end funds, and after-market support services related to our closed-end funds. Additionally, Funds Advisor has agreed to reimburse expenses on certain funds, beyond certain expense caps.

Dividends and Interest Income and Interest Expense

Dividends are recorded on the ex-dividend date. Interest income and interest expense are accrued as earned or incurred.

Depreciation and Amortization

Fixed assets other than leasehold improvements, with net book value of $869,000 and $929,000 at December 31, 2010 and 2009, respectively, which are included in other assets, are recorded at cost and depreciated using the straight-line method over their estimated useful lives from five to seven years. Accumulated depreciation was $1.5 million and $4.1 million at December 31, 2010 and 2009, respectively. Leasehold improvements, with net book value of $2.0 million and $1.9 million at December 31, 2010 and 2009, respectively, which are included in other assets, are recorded at cost and amortized using the straight-line method over their estimated useful lives or lease terms, whichever is shorter. The leased property under the capital lease is depreciated utilizing the straight-line method over the term of the lease, which expires on December 31, 2023. The capital lease was extended on September 15, 2008 to December 31, 2023 from April 30, 2013. For the years ended December 31, 2010, 2009 and 2008, depreciation and amortization were $700,000, $656,000 and $1.1 million, respectively. We estimate that depreciation and amortization will be approximately $700,000 annually over the next three years.

Derivative Financial Instruments

The Company recognizes all derivatives as either assets or liabilities measured at fair value and are included in either investments in securities or securities sold, not yet purchased on the consolidated statements of financial condition. From time to time, the Company will enter into hedging transactions to manage its exposure to foreign currencies and equity prices related to its proprietary investments. These transactions are not designated as hedges, and changes in fair values of these derivatives are included in net gain (loss) from investments on the consolidated statements of income. During 2010 and 2009, the Company had derivative transactions which resulted in a net gain of $42,000 and a net loss of $281,000, respectively. At December 31, 2010 and 2009 we held derivative contracts on 403,000 equity shares and 122,000 equity shares, respectively, and the fair value was $1.0 million and $246,000, respectively, and are included as investments in securities on the consolidated statements of financial condition. These transactions are not designated as hedges for accounting purposes, and changes in fair values of these derivatives are included in net gain from investments on the consolidated statements of income and included in investments in trading securities on the consolidated statements of cash flows.

Goodwill and Identifiable Intangible Assets

Goodwill is initially measured as the excess of the cost of the acquired business over the sum of the amounts assigned to assets acquired less the liabilities assumed. At December 31, 2010 and 2009 goodwill recorded on the consolidated statements of financial condition relates to our 93%-owned subsidiary, GSI and the identifiable intangible asset is an investment advisory contact for the Gabelli Enterprise Mergers and Acquisition Fund. Goodwill and identifiable intangible assets are tested for impairment at least annually on November 30th and whenever certain triggering events are met. In assessing the recoverability of goodwill and identifiable intangible assets, projections regarding estimated future cash flows and other factors are made to determine the fair value of the respective assets.

Income Taxes

Deferred tax assets and liabilities are recorded for temporary differences between the tax basis of assets and liabilities and the reported amounts on the consolidated financial statements using the statutory tax rates in effect for the year when the reported amount of the asset or liability is recovered or settled, respectively. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. A valuation allowance is recorded to reduce the carrying values of deferred tax assets to the amount that is more likely than not to be realized. For each tax position taken or expected to be taken in a tax return, the Company determines whether it is more likely than not that the position will be sustained upon examination based on the technical merits of the position, including resolution of any related appeals or litigation. A tax position that meets the more likely than not recognition threshold is measured to determine the amount of benefit to recognize. The tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. The Company recognizes the accrual of interest on uncertain tax positions and penalties in income tax provision on the consolidated statements of income.

Noncontrolling Interests

Noncontrolling interests that are mandatorily redeemable upon a certain date or event occurring are classified as liabilities. This liability relates to certain shareholders of GSI who are employed by GBL, or its affiliates, who are required to sell their shares back to GSI at book value once they cease being employed by GBL, or its affiliates. Noncontrolling interests in investment partnerships that are redeemable at the option of the holder are classified as redeemable noncontrolling interests in the mezzanine section between liabilities and equity. All other noncontrolling interests are classified as equity and are presented within the equity section, separately from GAMCO Investors, Inc.'s portion of equity.

For the years ended December 31, 2010, 2009 and 2008, net income (loss) attributable to noncontrolling interests on the consolidated statements of income represents income attributable to certain minority stockholders of GSI and Teton (through March 20, 2009), as well as to certain limited partners of investment partnerships and offshore funds that are also consolidated. The minority stockholders of Teton were principally employees, officers and directors of GBL. The income/expense attributable to the noncontrolling interests classified as liabilities is included in interest expense.

Fair Values of Financial Instruments

All of the instruments within cash and cash equivalents, investments in securities and securities sold, not yet purchased are measured at fair value. Certain investments in partnerships are also measured at fair value.

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with the Financial Accounting Standards Board's ("FASB's") guidance on fair value measurement. The levels of the fair value hierarchy and their applicability to the Company are described below:

- Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities at the reporting date. Level 1 assets include cash equivalents, government obligations, open and closed end mutual funds and equities.
- Level 2 inputs utilize inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities that are not active and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly-quoted intervals. Assets that generally are included in this category may include certain limited partnership interests in private funds in which the valuations for substantially all of the investments within the fund are based upon Level 1 or Level 2 inputs and over the counter derivatives that have inputs to the valuations that can generally be corroborated by observable market data.
- Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. Assets included in this category generally include equities that trade infrequently and direct private equity investments held within consolidated partnerships.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. Investments are transferred into or out of any level at their beginning period values.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized as Level 3.

In the absence of a closing price, an average of the bid and ask price is used. Bid prices reflect the highest price that the market is willing to pay for an asset. Ask prices represent the lowest price that the market is willing to accept for an asset.

Cash equivalents – Cash equivalents primarily consist of an affiliated money market mutual fund which is invested solely in U.S. Treasuries. U.S. Treasury Bills and Notes with maturities of three months or less at the time of purchase are also considered cash equivalents. Cash equivalents are valued using quoted market prices.

Investments in securities and securities sold, not yet purchased – Investments in securities and securities sold, not yet purchased are generally valued based on quoted prices from an exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in Level 1 of the fair value hierarchy. Securities categorized in Level 2 investments are valued using other observable inputs. Nonpublic and infrequently traded investments are included in Level 3 of the fair value hierarchy because significant inputs to measure fair value are unobservable.

Investments in Partnerships – The Company's investments include limited partner investments in consolidated feeder funds. The Company considers the net asset value of the fund to be the best estimate of fair value. Investments in private funds that are redeemable at the measurement date or within the near term, are categorized in Level 2 of the fair value hierarchy. These funds primarily invest in long and short investments in debt and equity securities that are traded in public and over-the-counter exchanges in the United States and are classified as level 1 assets or liabilities in the funds' financial statements. We may redeem our investments in these funds monthly with 30 days' notice.

Earnings Per Share

Basic earnings per share is based on the weighted-average number of common shares outstanding during each period less unvested restricted stock. Diluted earnings per share is based on basic shares plus the incremental shares that would be issued upon the assumed exercise of in-the-money stock options and unvested restricted stock using the treasury stock method and, if dilutive, assumes the conversion of the convertible notes for the periods outstanding since the issuances in August 2001 and October 2008 using the if converted method.

Management Fee

Management fee expense is incentive-based and entirely variable compensation in the amount of 10% of the aggregate pre-tax profits which is paid to Mr. Gabelli or his designee for acting as CEO pursuant to his amended Employment Agreement so long as he is an executive of GBL and devoting the substantial majority of his working time to the business. In accordance with his amended employment agreement, he has allocated approximately $2.4 million, $4.0 million and $1.7 million of his management fee to certain other employees of the Company in 2010, 2009 and 2008, respectively.

Stock Based Compensation

The Company has granted restricted stock awards ("RSAs") and stock options which were recommended by the Company's Chairman, who did not receive an RSA or award, and approved by the Compensation Committee of the Company's Board of Directors. We use a fair value based method of accounting for stock-based compensation provided to our employees. The estimated fair value of RSAs is determined by using the closing price of our Class A Stock on the grant date. The total expense, which is reduced by estimated forfeitures, is recognized over the vesting period for these awards which is 30% over three years from the date of grant and 70% over five years from the date of grant. The forfeiture rate is determined by reviewing historical forfeiture rates for previous stock-based compensation grants and is reviewed and updated quarterly, if necessary. During the vesting period, dividends to RSA holders are held for them until the RSA vesting dates and are forfeited if the grantee is no longer employed by the Company on the vesting dates. Dividends declared on these RSAs, less estimated forfeitures, are charged to retained earnings on the declaration date.

The estimated fair value of option awards is determined using the Black Scholes option-pricing model. This sophisticated model utilizes a number of assumptions in arriving at its results, including the estimated life of the option, the risk free interest rate at the date of grant and the volatility of the underlying common stock. There may be other factors, which have not been considered, which may have an effect on the value of the options as well. The effects of changing any of the assumptions or factors employed by the Black Scholes model may result in a significantly different valuation for the options. The total expense, which is reduced by estimated forfeitures, is recognized over the vesting period for these awards which is 75% over three years from the date of grant and 25% after four years from date of grant. The forfeiture rate is determined by reviewing historical forfeiture rates for previous stock-based compensation grants and is reviewed and updated quarterly, if necessary.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and receivable from brokers. The Company maintains cash and cash equivalents primarily in the Gabelli U.S. Treasury Money Market Fund, which invests fully in instruments issued by the U.S. government, and has receivables from brokers with various brokers and financial institutions, where these balances can exceed the federally insured limit. The concentration of credit risk with respect to advisory fees receivable is generally limited due to the short payment terms extended to clients by the Company. In addition, the credit risk is further limited by virtue of the fact that no single advisory relationship provided over 10% of the total revenue of the Company during the years 2010, 2009, or 2008. All investments in securities are held at third party brokers or custodians.

Business Segment

The Company operates in one business segment, the investment advisory and asset management business. The Company conducts its investment advisory business principally through: GAMCO (Institutional and Private Wealth Management), Funds Advisor (Mutual Funds) and GSI (Investment Partnerships). The Company also acts as an underwriter, is a distributor of open-end mutual funds and provides institutional research through Gabelli & Company, the Company's broker-dealer subsidiary.

Recent Accounting Developments

In June 2009, the FASB issued guidance to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement, if any, in transferred financial assets. This guidance is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2009 and shall be applied prospectively. Early adoption is prohibited. The Company adopted the applicable guidance on January 1, 2010 with no impact to the consolidated financial statements.

In June 2009, the FASB issued amended guidance on the accounting for VIEs. The amendments will significantly affect the overall consolidation analysis, changing the approach taken by companies in identifying which entities are VIEs and in determining which party is the primary beneficiary. The guidance requires continuous assessment of the reporting entity's involvement with such VIEs. The revised guidance also enhances the disclosure requirements for a reporting entity's involvement with VIEs, irrespective of whether they qualify for deferral, as discussed below. The guidance is effective as of the beginning of the first fiscal year that begins after November 15, 2009 and early adoption is prohibited. In February 2010, the FASB issued further guidance which provided a limited scope deferral for a reporting entity's interest in an entity that meets all of the following conditions: (a) the entity has all the attributes of an investment company as defined under AICPA Audit and Accounting Guide, Investment Companies, or does not have all the attributes of an investment company but is an entity for which it is acceptable based on industry practice to apply measurement principles that are consistent with the AICPA Audit and Accounting Guide, Investment Companies, (b) the reporting entity does not have explicit or implicit obligations to fund any losses of the entity that could potentially be significant to the entity, and (c) the entity is not a securitization entity, asset-backed financing entity or an entity that was formerly considered a qualifying special-purpose entity. The reporting entity is required to perform a consolidation analysis for entities that qualify for the deferral in accordance with previously issued guidance on VIEs. The Company adopted the applicable portions of this guidance on January 1, 2010 and has evaluated the deferral guidelines and determined that all significant entities that the Company is involved with that this guidance would potentially have impacted qualify for the deferral, and therefore the guidance issued did not have a material impact on the consolidated financial statements.

In January 2010, the FASB issued guidance to improve disclosures about fair value measurements. The guidance affects all entities that are required to make disclosures about recurring and nonrecurring fair value measurements. The guidance requires new disclosures regarding transfers in and out of Level 1 and 2 fair value measurements and activity related to Level 3 fair value measurements. In addition, the guidance clarifies existing fair value disclosure requirements related to the level of disaggregation of assets and liabilities and the valuation techniques and inputs used. This guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company adopted the applicable portions of this guidance on January 1, 2010 without a material impact to the consolidated financial statement disclosures.

In July 2010, the FASB issued guidance to improve disclosures about an entity's allowance for credit losses and the credit quality of its financing receivables. The guidance affects all entities. The guidance requires the entity to disclose the nature of credit risk inherent in the entity's portfolio of financing receivables, how that risk is analyzed and assessed in arriving at the allowance for credit losses and the changes and reasons for those changes in the allowance for credit losses. This update is effective for interim and annual reporting periods ending on or after December 15, 2010, except for the disclosures about activity that occurs during a reporting period which is effective for interim and annual reporting periods beginning on or after December 15, 2010. The Company adopted the applicable portions of this guidance for the year ended December 31, 2010 without a material impact to the consolidated financial statements.

B. Investments in Securities

Investments in securities at December 31, 2010 and 2009 consisted of the following:

	2010		2009	
	Cost	Fair Value	Cost	Fair Value
(In thousands)				
Trading securities:				
Government obligations	$ 27,327	$ 27,288	$ -	$ -
Common stocks	158,455	170,374	53,985	58,834
Mutual funds	1,205	1,554	1,194	1,295
Convertible bonds	574	620	-	-
Preferred stocks	1,783	1,973	-	15
Other investments	1,559	1,350	819	585
Total trading securities	190,903	203,159	55,998	60,729
Available for sale securities:				
Common stocks	16,835	37,139	17,100	34,294
Mutual funds	43,707	65,188	48,607	62,380
Total available for sale securities	60,542	102,327	65,707	96,674
Total investments in securities	$ 251,445	$ 305,486	$ 121,705	$ 157,403

Securities sold, not yet purchased at December 31, 2010 and 2009 consisted of the following:

	2010		2009	
	Cost	Fair Value	Cost	Fair Value
(In thousands)				
Common stocks	$ 19,071	$ 19,299	$ 9,505	$ 9,569
Total securities sold, not yet purchased	$ 19,071	$ 19,299	$ 9,505	$ 9,569

The aggregate fair value of common stock investments available for sale at December 31, 2010 and 2009 was $37.1 million and $34.3 million, respectively. The total unrealized gains for common stock investments available for sale were $20.3 million and $17.2 million at December 31, 2010 and 2009, respectively. There were no unrealized losses for common stock investments available for sale at December 31, 2010 or December 31, 2009. At December 31, 2010 and December 31, 2009, the fair value of mutual fund investments available for sale with unrealized gains was $65.2 million and $60.4 million, respectively. At December 31, 2010 there were no unrealized losses for mutual fund investments available for sale. At December 31, 2009, the fair value of mutual fund investments available for sale with unrealized losses was $2.0 million. The total unrealized gains for mutual fund investments available for sale were $21.5 million and $13.8 million at December 31, 2010 and 2009, respectively. The total unrealized losses for mutual fund investments available for sale were $2,000 at December 31, 2009.

Increases in unrealized gains, net of taxes, for AFS securities for the years ended December 31, 2010 and 2009 of $6.3 million and $4.1 million have been included in equity at December 31, 2010 and 2009, respectively. Return of capital on available for sale securities were $2.8 million, $3.7 million and $3.9 million for the years ended December 31, 2010, 2009 and 2008, respectively. Proceeds from sales of investments available for sale were approximately $2.3 million, $4.3 million and $16.7 million for the years ended December 31, 2010, 2009 and 2008, respectively. For the years ended December 31, 2010, 2009 and 2008, gross gains on the sale of investments available for sale amounted to $29,000, $2.1 million and $4.0 million, respectively, and were reclassed from other comprehensive income into the consolidated statements of income. There were no losses on the sale of investments available for sale for the years ended December 31, 2010 and 2009. For the years ended December 31, 2008, gross losses on the sale of investments available for sale amounted to $4.1 million. The basis on which the cost of a security sold is determined is specific identification.

Investments classified as available for sale at December 31, 2010 and 2009 that are in an unrealized loss position for which other-than-temporary impairment has not been recognized consisted of the following:

	2010			2009		
	Cost	Unrealized Losses	Fair Value	Cost	Unrealized Losses	Fair Value
(In thousands)						
Mutual Funds	$ -	$ -	$ -	$ 2,002	$ (2)	$ 2,000

GBL has an established accounting policy and methodology to determine other-than-temporary impairment. Under this policy, available for sale securities are evaluated for other than temporary impairments and any impairment charges are recorded in net gain/(loss) from investments on the consolidated statements of income. Management reviews all available for sale securities whose cost exceeds their market value to determine if the impairment is other than temporary. Management uses qualitative factors such as diversification of the investment, the amount of time that the investment has been impaired and the severity of the decline in determining whether the impairment is other than temporary. At December 31, 2008, due to the market declines that occurred in 2008 we determined that any investment whose fair value was lower than its cost by at least 10%, was considered other-than-temporarily impaired and was written down through the consolidated statements of income. For the year ended December 31, 2008, there were $16.6 million of such writedowns out of a total of $17.4 million in impairments.

At December 31, 2010, there were no available for sale holdings in loss positions.

At December 31, 2009, there were five holdings in loss positions which were not deemed to be other-than-temporarily impaired due to the length of time that they had been in a loss position and/or because they passed scrutiny in our evaluation of issuer-specific and industry-specific considerations. In these specific instances, the investments at December 31, 2009 were mutual funds with diversified holdings across multiple companies and in most cases across multiple industries. One holding was impaired for one month, one holding was impaired for nine consecutive months, and three holdings were impaired for fourteen consecutive months. The value of these holdings at December 31, 2009 was $2.0 million.

For the years ended December 31, 2010 and 2009, there were no losses on available for sale securities deemed to be other than temporary. For the year ended December 31, 2008, there were $17.4 million in losses on available for sale securities deemed to be other than temporary, which were reclassed from other comprehensive income and recorded on the consolidated statements of income.

C. Fair Value

The following tables present information about the Company's assets and liabilities by major categories measured at fair value on a recurring basis as of December 31, 2010 and 2009 and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value:

Assets and Liabilities Measured at Fair Value on a Recurring Basis as of December 31, 2010 (in thousands)

Assets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2010
Cash equivalents	$ 167,548	$ -	$ -	$ 167,548
Investments in partnerships	-	27,690	-	27,690
Investments in securities:				
AFS - Common stocks	37,139	-	-	37,139
AFS - Mutual funds	65,188	-	-	65,188
Trading - Gov't obligations	27,288	-	-	27,288
Trading - Common stocks	170,204	23	147	170,374
Trading - Mutual funds	1,554	-	-	1,554
Trading - Convertible bonds	620	-	-	620
Trading - Preferred stocks	1,973	-	-	1,973
Trading - Other	72	1,000	278	1,350
Total investments in securities	304,038	1,023	425	305,486
Total investments	304,038	28,713	425	333,176
Total assets at fair value	$ 471,586	$ 28,713	$ 425	$ 500,724
Liabilities				
Trading - Common stocks	$ 19,299	$ -	$ -	$ 19,299
Securities sold, not yet purchased	$ 19,299	$ -	$ -	$ 19,299

Assets and Liabilities Measured at Fair Value on a Recurring Basis as of December 31, 2009 (in thousands)

Assets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2009
Cash equivalents	$ 400,111	$ -	$ -	$ 400,111
Investments in partnerships	-	25,092	-	25,092
Investments in securities:				
AFS - Common stocks	34,294	-	-	34,294
AFS - Mutual funds	62,380	-	-	62,380
Trading - Common stocks	58,521	108	205	58,834
Trading - Mutual funds	1,295	-	-	1,295
Trading - Preferred stocks	-	-	15	15
Trading - Other	249	246	90	585
Total investments in securities	156,739	354	310	157,403
Total investments	156,739	25,446	310	182,495
Total assets at fair value	$ 556,850	$ 25,446	$ 310	$ 582,606
Liabilities				
Trading - Common stocks	$ 9,569	$ -	$ -	$ 9,569
Securities sold, not yet purchased	$ 9,569	$ -	$ -	$ 9,569

The following tables present additional information about assets by major categories measured at fair value on a recurring basis and for which the Company has utilized Level 3 inputs to determine fair value.

Changes in Level 3 Assets Measured at Fair Value on a Recurring Basis for the year ended December 31, 2010 (in thousands)

Asset	December 31, 2009 Beginning Balance	Total Realized and Unrealized Gains or (Losses) in Income		Total Unrealized Gains or (Losses) Included in Other Comprehensive Income	Total Realized and Unrealized Gains or (Losses)	Purchases and Sales, net	Net Transfers In and/or (Out) of Level 3	Ending Balance
		Trading	AFS Investments					
Financial instruments owned:								
Trading - Common stocks	$ 205	$ 78	$ -	$ -	$ 78	$ (206)	$ 70	$ 147
Trading - Preferred stocks	15	(15)	-	-	(15)	-	-	-
Trading - Other	90	188	-	-	188	-	-	278
Total	$ 310	$ 251	$ -	$ -	$ 251	$ (206)	$ 70	$ 425

During the year ended December 31, 2010, there were no transfers between Level 1 and Level 2 holdings. During the year ended December 31, 2010, the Company reclassed approximately $23,000 of investments from Level 1 to Level 3 and $47,000 from Level 2 to Level 3. The reclassifications were due to decreased availability of market price quotations and were based on the values at the beginning of the period in which the reclass occurred.

Changes in Level 3 Assets Measured at Fair Value on a Recurring Basis for the year ended December 31, 2009 (in thousands)

Asset	December 31, 2008 Beginning Balance	Total Realized and Unrealized Gains or (Losses) in Income		Total Unrealized Gains or (Losses) Included in Other Comprehensive Income	Total Realized and Unrealized Gains or (Losses)	Purchases and Sales, net	Net Transfers In and/or (Out) of Level 3	Ending Balance
		Trading	AFS Investments					
Financial instruments owned:								
Trading - Common stocks	$ 1,115	$ (43)	$ -	$ -	$ (43)	$ (1)	$ (866)	$ 205
Trading - Preferred stocks	95	(80)	-	-	(80)	-	-	15
Trading - Other	331	(187)	-	-	(187)	(54)	-	90
Total	$ 1,541	$ (310)	$ -	$ -	$ (310)	$ (55)	$ (866)	$ 310

During the year ended December 31, 2009, the Company reclassed approximately $866,000 of investments from Level 3 to Level 2. The reclassifications were due to increased availability of market price quotations and based on the values at the beginning of the period in which the reclass occurred.

Unrealized Level 3 gains included on the consolidated statements of income for the year ended December 31, 2010 were approximately $63,000 for those Level 3 securities held at December 31, 2010, while unrealized Level 3 losses included on the consolidated statements of income for the year ended December 31, 2009 were approximately $310,000 for those Level 3 securities held at December 31, 2009.

D. Investment in Partnerships

The Company is general partner or co-general partner of various sponsored limited partnerships and the investment manager of various sponsored offshore funds whose underlying assets consist primarily of marketable securities (the "affiliated entities"). We also have investments in unaffiliated partnerships, offshore funds and other entities. Certain of the affiliated entities are consolidated, generally because a majority of the equity is owned by the Company. Other investment partnerships for which we serve as the general partner but have only a minority ownership interest are not consolidated because the limited partners have substantive rights to replace the Company as general partner. Our balance sheet caption "investments in partnerships" includes those investments, in both affiliated and unaffiliated entities, which the Company accounts for under the equity method of accounting and certain investments in consolidated feeder funds that the Company accounts for at fair value, as described below. The Company reflects the equity in earnings of these equity method investees and the change in fair value of the consolidated feeder funds under the caption net gain from investments on the consolidated statements of income.

The following table includes the Company's carrying value, net earnings (loss), management fee and incentive allocation related to affiliated partnerships, affiliated offshore funds and unaffiliated entities accounted for under the equity method (in thousands):

	2010							
	Carrying Value		Net Earnings (Loss)		Management Fees		Incentive Allocation	
Affiliated partnerships	$	20,115	$	2,094	$	2,112	$	2,241
Affiliated offshore funds		68,776		3,728		814		1,460
Unaffiliated entities	$	18,909	$	3,761	$	-	$	-

	2009							
	Carrying Value		Net Earnings (Loss)		Management Fees		Incentive Allocation	
Affiliated partnerships	$	7,781	$	1,271	$	1,502	$	1,757
Affiliated offshore funds		10,547		1,068		544		923
Unaffiliated entities	$	19,234	$	2,585	$	-	$	-

	2008							
	Carrying Value		Net Earnings (Loss)		Management Fees		Incentive Allocation	
Affiliated partnerships	$	5,593	$	(881)	$	1,712	$	77
Affiliated offshore funds		10,729		(338)		950		13
Unaffiliated entities	$	20,304	$	(6,371)	$	-	$	-

At both December 31, 2010 and 2009, the Company consolidated two limited partnerships and one offshore fund (the "consolidated feeder funds"). For the years ended December 31, 2010 and 2009, the Company consolidated three consolidated feeder funds, while for the year ended December 31, 2008, the Company consolidated six consolidated feeder funds. The Company retained the specialized investment company accounting of the consolidated feeder funds in the Company's consolidated financial statements. Included in the investment in partnerships on the Company's consolidated statements of financial condition as of December 31, 2010 and 2009, is $27.7 million and $25.1 million, respectively, which represents the consolidated feeder fund's proportionate investment in the master funds carried at fair value.

E. Consolidated Partnerships and Offshore Funds and Variable Interest Entities

As described in Note D, in the normal course of business, the Company is the manager or general partner of several sponsored investment partnerships and offshore funds and has investments in similar unaffiliated entities. We evaluate each entity for the appropriate accounting treatment and disclosure. Certain of the entities are consolidated, generally because a majority of the equity is owned by the Company and we control these entities. Other investment partnerships for which we serve as the general partner but have only a minority ownership interest are not consolidated because the limited partners have substantive rights to replace the Company as a general partner.

Consolidated Partnerships and Offshore Funds

For the year ended December 31, 2008, eight entities are consolidated. As of and for the year ended December 31, 2009, six entities (six of the eight from 2008) are consolidated. During 2009 two of these entities ceased being consolidated as they ceased operations and were closed. Six entities (all four from 2009 and two additional entities) are consolidated within the consolidated financial statements for the year ended December 31, 2010 and will continue to be consolidated in future periods as long as the Company continues to maintain a direct or indirect controlling financial interest. At December 31, 2010 and 2009, the consolidation of these entities on the consolidated statements of financial condition has increased assets by $46.4 million and $1.6 million, respectively, liabilities by $19.4 million and $0.1 million, respectively, and noncontrolling interest by $27.0 million and $1.5 million, respectively.

Variable Interest Entities

We also have sponsored a number of investment vehicles where we are the investment manager in which we do not have an equity investment. These vehicles are considered variable interest entities ("VIEs") and we are not the primary beneficiary because we do not absorb a majority of the entities' expected losses or expected returns. The Company has not provided any financial or other support to these entities. The total assets of these entities at December 31, 2010 and 2009 were $13.3 million and $10.4 million, respectively. Our maximum exposure to loss as a result of our involvement with the VIEs is limited to the deferred carried interest that we have in one of the VIEs. On December 31, 2010 and 2009, we had a deferred carried interest in one of the VIE offshore funds of approximately $325,000 and $284,000, respectively, and was included in investments in partnerships on the consolidated statements of financial condition. Additionally, as the general partner or investment manager to these VIEs the Company earns fees in relation to these roles, which given a decline in AUMs for the VIEs would result in lower fee revenues earned by the Company which would be reflected on the consolidated statement of income, consolidated statement of financial condition and consolidated statement of cash flows.

F. Income Taxes

GBL and the Company's greater than 80% owned subsidiaries file a consolidated federal income tax return. For 2008, Teton filed a separate federal income tax return since we owned less than 80%. Accordingly, the income tax provision represents the aggregate of the amounts provided for all companies.

The provision for income taxes for the years ended December 31, 2010, 2009 and 2008 consisted of the following:

	2010	2009	2008
(In thousands)			
Federal:			
Current	$ 28,140	$ 27,290	$ 12,267
Deferred	7,432	1,825	(1,830)
State and local:			
Current	3,633	2,640	1,698
Deferred	121	6	188
Total	$ 39,326	$ 31,761	$ 12,323

A reconciliation of the Federal statutory income tax rate to the effective tax rate is set forth below:

	2010	2009	2008
Statutory Federal income tax rate	35.0%	35.0%	35.0%
State income tax, net of Federal benefit	2.2	2.0	3.4
Other	(1.2)	(0.9)	(4.6)
Effective income tax rate	36.0%	36.1%	33.8%

Significant components of our deferred tax assets and liabilities are as follows:

	2010	2009
(In thousands)		
Deferred tax assets:		
Stock compensation expense	$ 656	$ 4,224
Deferred compensation	1,001	506
Intangible asset amortization	309	388
Capital lease obligation	655	586
Other	270	176
Total deferred tax assets	2,891	5,880
Deferred tax liabilities:		
Investments in securities available for sale	(6,837)	(2,820)
Investments in securities and partnerships	(5,934)	(1,778)
Contingent deferred sales commissions	(760)	(353)
Total deferred tax liabilities	(13,531)	(4,951)
Net deferred tax assets (liabilities)	$ (10,640)	$ 929

As a result of the accelerated vesting of the RSAs and in accordance with GAAP, a $1.9 million reduction to deferred tax assets was recorded in additional paid in capital as the previously recorded deferred tax benefit for the RSA was greater than the actual tax benefit realized by the Company and the Company had a sufficient additional paid in capital pool.

As of December 31, 2010, the total amount of gross unrecognized tax benefits was approximately $8.8 million, of which recognition of $5.7 million would impact the Company's effective tax rate. As of December 31, 2009, the total amount of gross unrecognized tax benefits was approximately $7.9 million, of which recognition of $5.2 million would impact the Company's effective tax rate.

As of December 31, 2010 and 2009, the net liability for unrecognized tax benefits was $7.5 million and $7.0 million, respectively, and is included in accrued expenses and other liabilities on the consolidated statements of financial condition.

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows:

	(in millions)
Balance at January 1, 2008	$ 8.1
Additions based on tax positions related to the current year	1.6
Additions for tax positions of prior years	-
Reductions for tax positions of prior years	(1.1)
Settlements	-
Balance at December 31, 2008	8.6
Additions based on tax positions related to the current year	1.1
Additions for tax positions of prior years	-
Reductions for tax positions of prior years	(1.8)
Settlements	-
Balance at December 31, 2009	7.9
Additions based on tax positions related to the current year	1.4
Additions for tax positions of prior years	-
Reductions for tax positions of prior years	(0.4)
Settlements	(0.1)
Balance at December 31, 2010	$ 8.8

The Company records penalties and interest related to tax uncertainties in income taxes. As of December 31, 2010 and 2009, the Company had recognized gross liabilities of approximately $2.6 million and $2.6 million, respectively, related to interest and penalties. For the years ended December 31, 2010, 2009 and 2008, the Company recorded income tax expenses (benefits) related to an increase (a decrease) in its liability for interest and penalties of $0.1 million, $0.02 million and ($1.0) million, respectively.

The Company is currently being audited by New York State for its income tax returns filed between 2001 and 2005 but does not expect that the potential assessments will be material to its results of operations. The Company's Federal tax returns are subject to potential future audit for 2007 and 2009. The Company's State income tax returns are subject to potential future audit for all years after 2005.

G. Earnings per Share

The computations of basic and diluted net income per share are as follows:

	For the Years Ending December 31,		
(In thousands, except per share amounts)	**2010**	**2009**	**2008**
Basic:			
Net income attributable to GAMCO Investors, Inc.'s shareholders	$ 68,792	$ 55,533	$ 24,866
Weighted average shares outstanding	26,959	27,345	27,805
Basic net income attributable to GAMCO Investors, Inc.'s shareholders per share	$ 2.55	$ 2.03	$ 0.89
Diluted:			
Net income attributable to GAMCO Investors, Inc.'s shareholders	$ 68,792	$ 55,533	$ 24,866
Add interest expense on certain convertible notes, net of management fee and taxes	2,521	1,356	-
Total	$ 71,313	$ 56,889	$ 24,866
Weighted average share outstanding	26,959	27,345	27,805
Dilutive stock options and restricted stock awards	249	114	36
Assumed conversion of certain convertible notes	1,140	755	-
Total	28,348	28,214	27,841
Diluted net income attributable to GAMCO Investors, Inc.'s shareholders per share	$ 2.52	$ 2.02	$ 0.89

H. Debt

Debt consists of the following:

	2010	2009
(In thousands)		
5.5% Senior notes	$ 99,000	$ 99,000
6% Convertible note	-	39,851
6.5% Convertible note	-	60,000
0% Subordinated debentures	59,580	-
Total	$ 158,580	$ 198,851

5.5% Senior notes

On May 15, 2003, we issued 10-year, $100 million senior notes. The senior notes, due May 15, 2013, pay interest semi-annually at 5.5%. During 2008, we repurchased $1 million of these notes. There were no repurchases during 2009 or 2010.

6% Convertible note

On August 13, 2001, the Company issued and sold a 10-year, $100 million convertible note (the "2011 Note") to Cascade. The Company granted Cascade certain demand registration rights and piggyback registration rights with respect to the shares of Class A Stock issuable upon conversion of the 2011 Notes, pursuant to a Registration Rights Agreement, dated as of August 14, 2001, between the Company and Cascade. The 2011 Note, due August 14, 2011, initially paid interest semi-annually at 6.5% for the first year and 6% thereafter and was convertible into the Company's Class A Stock at $53 per share. In August 2003, the interest rate on the 2011 Note was lowered to 5% and the conversion price was lowered by $1 per share to $52 per share. On April 1, 2005 the Company repurchased $50 million, plus accrued interest. On June 30, 2006, the Company and Cascade agreed to amend the terms of the 2011 Note, as follows: increase the coupon rate of interest to 6% from 5% and raise the conversion price to $53 per GBL share from $52 per share, both effective on September 15, 2006. In addition, the Company and Cascade agreed to extend the exercise date for Cascade's put option until May 15, 2007. The expiration date of the related letter of credit was extended to May 22, 2007 and a call option was included giving the Company the right to redeem the 2011 Note at 101% of its principal amount together with all accrued but unpaid interest thereon upon at least 30 days prior written notice, subject to certain provisions. The accounting for the change in the terms of the 2011 Note resulted in a debt discount of $632,500, which was amortized over the remaining life of the debt. For the years ended December 31, 2010, 2009 and 2008, we amortized $52,000, $85,000 and $158,000, respectively, of the debt discount. On April 18, 2007, the Company and Cascade amended the terms of the 2011 Note, to extend the exercise date for Cascade's put option from May 15, 2007 to December 17, 2007 and to extend the expiration date of the related letter of credit to December 24, 2007. The put option expired on December 17, 2007, the related letter of credit expired on December 24, 2007, and the collateral securing the letter of credit was released and became unrestricted Company assets as of that date. An evaluation of these changes did not result in an additional debt discount.

On January 18, 2008, a registration statement on Form S-3 was declared effective by the SEC for the registration for resale by Cascade an aggregate of 943,396 shares of Class A Stock issuable upon conversion of the 2011 Note. On January 22, 2008, Cascade elected to convert $10 million of the 2011 Note into 188,697 GBL shares. Cascade requested that the remaining $40 million face value of notes be segregated into eight notes each with a face value of $5 million. On May 28, 2010, the Company repurchased $20 million of the 2011 Note at 101% of par value plus accrued but unpaid interest from Cascade. The redemption was accounted for as an extinguishment and resulted in a loss of approximately $256,000 which was included in interest and other expense on the consolidated statements of income. On September 30, 2010, the Company redeemed the remaining $20 million of the 2011 Note at 101% of par value plus accrued but unpaid interest. The redemption was accounted for as an extinguishment and resulted in a loss of approximately $241,000 which was included in interest and other expense on the consolidated statements of income.

6.5% Convertible note

On October 2, 2008, the Company issued and sold $60 million principal amount of a convertible promissory note due October 2, 2018 ("2018 Note") to Cascade, pursuant to a Note Purchase Agreement (the "Purchase Agreement"). The 2018 Note paid interest at a rate of 6.5% per annum and was convertible into shares of the Company's Class A Stock at an initial conversion price of $70 per share. The terms of the 2018 Note called for adjusting the conversion price upon certain circumstances as described in the note agreement, including the payment of dividends in excess of $1.12 in any twelve month period. As a result of the payment of the $2.00 dividend on December 15, 2009, the conversion price of the 2018 Note was changed to $66.89. There was no accounting impact as a result of the adjustment to the conversion price. The Company was required to repurchase the 2018 Note at the request of the holder on specified dates, as defined in the note agreement, and after certain circumstances involving a Change of Control or Fundamental Change and is subject to an escrow agreement (each as defined in the 2018 Note). On October 2, 2008, in connection the issuance and sale of the 2018 Note, the Company entered into a First Amendment to the Registration Rights Agreement (the "First Amendment to Registration Rights Agreement"), granting Cascade similar rights as under the 2011 Note with respect to the shares of Class A Stock issuable upon conversion of the 2018 Note. The proceeds from the sale of the 2018 Note were held in an escrow account established pursuant to an Escrow Agreement by and among the Company, Cascade and JP Morgan Chase Bank, National Association, as escrow agent (the "Escrow Agreement"). The Escrow Agreement provided for the release to the Company of a pro rata portion of the escrowed funds upon conversion of the 2018 Note, based upon the principal amount of the 2018 Note that is converted into Class A Stock. Cascade has the right to claim the escrowed funds upon a payment default by the Company under the 2018 Note.

On September 2, 2010, the Company and Cascade agreed to extend the exercise date of Cascade's put option on the 2018 Note from October 2, 2010 to November 3, 2010 and to extend the escrow agreement that was entered into in connection with the 2018 Note. On September 30, 2010, Cascade exercised its put option on the 2018 Note with respect to the entire $60 million. On October 13, 2010, Cascade was paid $60.1 million of principal and accrued but unpaid interest, and the escrow agreement relating to the 2018 Note was terminated by mutual consent between the Company and Cascade. The remaining funds in the escrow account of $62.3 million were no longer restricted and were sent to the Company. The repayment was accounted for as an extinguishment of debt with no gain or loss recorded.

Zero coupon Subordinated debentures due December 31, 2015

On December 31, 2010, the Company issued $86.4 million in par value of five year zero coupon subordinated debentures due December 31, 2015 ("Debentures") to its shareholders of record on December 15, 2010 through the declaration of a special dividend of $3.20 per share. The Debentures have a par value of $100 and are callable at the option of the Company, in whole or in part, at any time or from time to time, at a redemption price equal to 100% of the principal amount of the Debentures to be redeemed. At December 31, 2010, the debt was recorded at its fair value of $59.6 million.

The fair value of the Company's debt is estimated based on quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities or using market standard models. At December 31, 2010 and 2009, the fair value of the Company's debt is estimated to be $163.0 million and $204.2 million, respectively. The carrying value of the Company's debt at December 31, 2010 and 2009 is $158.6 million and $198.9 million, respectively.

I. Equity

Voting Rights

The holders of Class A Stock and Class B Stock have identical rights except that (i) holders of Class A Stock are entitled to one vote per share, while holders of Class B Stock are entitled to ten votes per share on all matters to be voted on by shareholders in general, and (ii) holders of Class A Stock are not eligible to vote on matters relating exclusively to Class B Stock and vice versa.

Stock Award and Incentive Plan

The Company maintains two Plans approved by the shareholders, which are designed to provide incentives which will attract and retain individuals key to the success of GBL through direct or indirect ownership of our common stock. Benefits under the Plans may be granted in any one or a combination of stock options, stock appreciation rights, restricted stock, restricted stock units, stock awards, dividend equivalents and other stock or cash based awards. A maximum of 1.5 million shares of Class A Stock have been reserved for issuance under each of the Plans by a committee of the Board of Directors responsible for administering the Plans ("Compensation Committee"). Under the Plans, the committee may grant RSAs and either incentive or nonqualified stock options with a term not to exceed ten years from the grant date and at an exercise price that the committee may determine.

During 2008, the Company issued 6,000 options at exercise prices of $51.74 having a grant date fair value of $13.55 per share. These options vest 75% after three years and 100% after four years from the date of grant and expire after ten years.

During 2010, 2009 and 2008, the Company issued 88,800, 15,000 and 25,000 RSAs, respectively, at grant date fair values of $40.64, $29.06 and $45.14 per share, respectively. As of December 31, 2010, there are 123,100 RSA shares outstanding that were issued at an average grant price of $38.87. All grants of RSAs were recommended by the Company's Chairman, who did not receive a RSA, and approved by the Compensation Committee of the Company's Board of Directors. This expense, net of estimated forfeitures, is recognized over the vesting period for these awards which is 30% over three years from the date of grant and 70% over five years from the date of grant. During the vesting period, dividends to RSA holders are held for them until the RSA vesting dates and are forfeited if the grantee is no longer employed by the Company on the vesting dates. Dividends declared on these RSAs, less estimated forfeitures, are charged to retained earnings on the declaration date.

During 2010, the Board of Directors of the Company approved the acceleration of the vesting of the 70% tranche of the RSAs granted in 2007 to December 7, 2010, resulting in recognition of $5.5 million in stock compensation expense during 2010 that would have been recorded in 2011 and 2012. Additionally, the Board of Directors of the Company approved an offer to repurchase the newly vested RSAs from employees at fair value on one of two dates in December 2010. As a result of this offer, 212,031 shares of the newly vested RSAs were repurchased for $10.1 million, or a weighted average of $47.80 per share.

A summary of the stock option and RSA activity for the years ended December 31, 2010 and 2009 is as follows:

	Options		RSAs	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Grant Date Fair Value
Outstanding at December 31, 2008	170,175	$ 32.60	369,900	$ 62.26
Granted	-	-	15,000	29.06
Forfeited	-	-	(24,800)	63.50
Exercised	(25,425)	23.67	-	-
Outstanding at December 31, 2009	144,750	34.17	360,100	60.79
Granted	-	-	88,800	40.64
Forfeited	-	-	(10,200)	50.73
Exercised / Vested	(53,850)	29.50	(315,600)	63.50
Outstanding at December 31, 2010	90,900	$ 36.93	123,100	$ 40.14
Shares available for future issuance at December 31, 2010	800,075			

At December 31, 2010 and 2009, there were exercisable outstanding stock options of 82,400 and 126,250, respectively. The weighted average exercise price of the exercisable outstanding stock options at December 31, 2010 and 2009 was $35.77 per share and $32.77 per share, respectively.

The table below represents for various prices, the weighted average characteristics of outstanding employee stock options at December 31, 2010.

Exercise price	Options outstanding	Weighted average remaining contractual life	Options currently exercisable	Exercise price of options currently exercisable
$ 28.95	34,900	2.17	34,900	$ 28.95
39.55	10,000	5.33	10,000	39.55
39.65	20,000	3.42	20,000	39.65
39.90	10,000	6.08	7,500	39.90
44.90	10,000	4.83	10,000	44.90
$ 51.74	6,000	7.33	-	$ 51.74

The weighted average estimated fair value of the options granted at their grant date using the Black-Scholes option-pricing model was as follows:

	2010 (a)	2009 (a)	2008
Weighted average fair value of options granted:	N/A	N/A	$ 13.55
Assumptions made:			
Expected volatility	N/A	N/A	27%
Risk free interest rate	N/A	N/A	1.85%
Expected life	N/A	N/A	5 years
Dividend yield	N/A	N/A	0.23%

(a) The Company did not grant any options in 2010 or 2009.

The expected volatility reflects the volatility of GBL stock over a period of approximately four years, prior to each respective grant date, based on month-end prices. The expected life reflected an estimate of the length of time the employees are expected to hold the options, including the vesting period, and is based, in part, on actual experience with other grants. The dividend yield for the grants reflected the assumption of a $0.03 per share quarterly dividend. The weighted average remaining contractual life of the outstanding options at December 31, 2010 was 3.86 years.

The total compensation costs related to non-vested awards not yet recognized is approximately $2.5 million as of December 31, 2010. This will be recognized as expense in the following periods:

2011	2012	2013	2014	2015
$ 732,000	$ 689,000	$ 536,000	$ 379,000	$ 158,000

For the years ended December 31, 2010, 2009 and 2008, the Company recorded approximately $10.6 million, $5.1 million and $4.9 million, respectively, in stock based compensation expense which resulted in the recognition of tax benefits of approximately $3.6 million, $1.9 million and $1.9 million, respectively. The $10.6 million for the year ended December 31, 2010 is net of a $0.5 million reversal of expense recorded for the forfeiture of a single grant and includes $5.5 million in stock compensation expense as a result of the acceleration of the 70% tranche of the RSAs granted in 2007. There were no comparable reversals or acceleration in the years ended December 31, 2009 and 2008.

For the years ended December 31, 2010, 2009 and 2008, the Company received approximately $1.6 million, $608,000 and $666,000, respectively, from the exercise of stock options which resulted in tax benefits of $216,000, $168,000 and $10,000, respectively.

Stock Repurchase Program

In 1999, the Board of Directors established the Stock Repurchase Program through which the Company has been authorized to purchase up to $9 million of Class A Stock. During 2008, the Board of Directors authorized additional repurchases of 500,000 shares in May and 400,000 shares in August. During 2010, the Board of Directors authorized additional repurchases of 500,000 shares in May. In 2010, 2009 and 2008, we repurchased 684,003 shares, 156,500 shares and 896,525 shares, respectively, at an average price of $44.15 per share, $44.91 per share and $43.93 per share, respectively. There remain 524,333 shares available under this program at December 31, 2010. Under the program, the Company has repurchased 6,893,086 shares at an average price of $40.33 per share and an aggregate cost of $278.0 million through December 31, 2010.

Dividends

During 2010, the Company paid cash dividends of $1.82 per share to class A and class B shareholders totaling $49.4 million and paid $3.20 of principal value per share in the form of a five-year, zero coupon subordinated debenture due December 31, 2015. For dividend accounting purposes the debenture was valued at $2.21 per share. During 2009, the Company paid dividends of $2.13 per share to class A and class B shareholders totaling $58.8 million, including the Teton distribution of approximately $0.01. During 2008, the Company paid dividends of $2.02 per share to class A and class B shareholders totaling $56.2 million. Under the terms of the RSA agreements, we accrue dividends, less estimated forfeitures, for RSA grantees from the date of grant but these dividends are held for grantees who are not entitled to receive dividends until their awards vest and only if they are still employed by the Company at those dates. As of December 31, 2010 and 2009, dividends accrued on RSAs not yet vested were approximately $174,000 and $1.4 million, respectively.

Shelf Registration

In August 2009, the SEC declared effective the Company's $400 million "shelf" registration statement on Form S-3. This provides the Company flexibility to sell any combination of senior and subordinate debt securities, convertible debt securities and equity securities (including common and preferred securities) up to a total amount of $400 million.

J. Capital Lease

On December 5, 1997, prior to the Offering in 1999, the Company entered into a fifteen-year lease, expiring on April 30, 2013, of office space from an entity controlled by members of the Chairman's family. On September 15, 2008, the Company modified and extended its lease with M4E, LLC, the Company's landlord at 401 Theodore Fremd Ave, Rye, NY. The lease term was extended to December 31, 2023, and the base rental was established at $18 per square foot, or $1.1 million, for 2009, an increase from $14.83 per square foot for 2008. From January 1, 2010 through December 31, 2023, the base rental will be determined by the change in the consumer price index for the New York Metropolitan Area for November of the immediate prior year with the base period as November 2008 for the New York Metropolitan Area. As a result of the lease term's extension, the present value of net obligations increased by approximately $3.0 million.

The lease has been accounted for as a capital lease as it transfers substantially all the benefits and risks of ownership to GBL. The Company has recorded the leased property as an asset and a capital lease obligation for the present value of the obligation of the leased property. The leased property is amortized over the fifteen-year lease term on a straight-line basis. The capital lease obligation is amortized over the same term using the interest method of accounting. Capital lease improvements are amortized from the date of expenditure through the end of the lease term or the useful life, whichever is shorter, on a straight-line basis. The lease provides that all operating expenses relating to the property (such as property taxes, utilities and maintenance) are to be paid by the lessee, GBL. These are recognized as expenses in the periods in which they are incurred. Accumulated amortization on the leased property was approximately $3.3 million and $3.0 million at December 31, 2010 and 2009, respectively.

Future minimum lease payments for this capitalized lease at December 31, 2010 are as follows:

	(In thousands)	
2011	$	1,104
2012		1,080
2013		1,080
2014		1,080
2015		1,080
Thereafter		8,640
Total minimum obligations		14,064
Interest		8,867
Present value of net obligations	$	5,197

Lease payments under this agreement amounted to approximately $1.1 million, $1.1 million and $890,000 for each of the years ended December 31, 2010, 2009 and 2008, respectively. The capital lease contains an escalation clause tied to the change in the New York Metropolitan Area Consumer Price Index which may cause the future minimum payments to exceed $1,080,000 annually. Future minimum lease payments have not been reduced by related minimum future sublease rentals of approximately $1.6 million due over the next thirteen years, which are due from affiliated entities. Total minimum obligations exclude the operating expenses to be borne by the Company, which are estimated to be approximately $860,000 per year.

K. Commitments and Contingencies

We rent office space under leases which expire at various dates through May 2013. Future minimum lease commitments under these operating leases as of December 31, 2010 are as follows:

	(In thousands)
2011	$ 369
2012	131
2013	67
2014	-
2015	-
Total	$ 567

Equipment rentals and occupancy expense amounted to approximately $2.6 million, $2.5 million and $3.0 million, respectively, for the years ended December 31, 2010, 2009 and 2008.

L. Related Party Transactions

The following is a summary of certain related party transactions.

GGCP Holdings LLC owns a majority of our Class B Stock, representing approximately 94% of the combined voting power and 73% of the outstanding shares of our common stock at December 31, 2010.

Capital Lease

We lease an approximately 60,000 square foot building located at 401 Theodore Fremd Avenue, Rye, New York as our headquarters (the "Building") from an entity controlled by members of the Chairman's family. Under the lease for the Building, which expires on December 31, 2023, we are responsible for all operating expenses, costs of electricity and other utilities and taxes. For 2010, the rent was $1,088,907 or $18.15 per square foot, and will increase to $1,103,567, or $18.39 per square foot, for the period January 1, 2011 through December 31, 2011. For 2009 and 2008, the rent was $1,080,000, or $18.00 per square foot, and $889,570, or $14.83 per square foot, respectively.

We sub-lease approximately 3,300 square feet in the Building to LICT Corporation, a company for which Mr. Gabelli serves as Chairman and CEO, which pays rent at the rate of $28 per square foot plus $3 per square foot for electricity, subject to adjustment for increases in taxes and other operating expenses. The total amounts paid in 2010, 2009, and 2008 for rent and other expenses under this lease were $112,087, $113,730, and $117,169, respectively. Concurrent with the extension of the lease on the Building, we and LICT Corporation further agreed to extend the term of the sub-lease until December 2023 on the same terms and conditions. As of July 1, 2008, we also sub-lease approximately 1,600 square feet in the Building to Teton. Teton pays rent at the rate of $37.75 per square foot plus $3 per square foot for electricity, subject to adjustment for increases in taxes and other operating expenses. The total amounts paid in 2010, 2009 and 2008 for rent and other expenses under this lease were $66,911, $66,911 and $33,456, respectively, and were recorded in other operating expenses on the consolidated statements of income.

Investment Advisory Services

GAMCO, has entered into agreements to provide advisory and administrative services to MJG Associates, Inc., which is wholly-owned by Mr. Gabelli, and to GSI, a majority-owned subsidiary of the company, with respect to the private investment funds managed by each of them. Pursuant to such agreements, GSI and MJG Associates, Inc. paid GAMCO $50,000 and $10,000, respectively, (excluding reimbursement of expenses) for each of the years 2010, 2009, and 2008. For 2010, 2009 and 2008, Manhattan Partners I, L.P. and Manhattan Partners II, L.P., investment partnerships for which John Gabelli Inc., an entity owned by John Gabelli, a brother of our Chairman, is the general partner, paid GAMCO investment advisory fees in the amount of $19,870, $24,242 and $47,380, respectively, and Manhattan Partners I, L.P. paid management fees in the amount of $9,974, $9,002 and $19,518, respectively, to the general partners of Gemini Global Partners, L.P. In addition, an entity that Mr. John Gabelli's wife is the sole shareholder of is the co-general partner of S.W.A.N. Partners, LP ("S.W.A.N."). S.W.A.N. paid GAMCO investment advisory fees in the amount of $30,826, $26,929 and $36,134 for 2010, 2009 and 2008, respectively, and is included in investment advisory and incentive fees on the consolidated statements of income.

Gabelli Securities International Limited ("GS International") was formed in 1994 to provide management and investment advisory services to offshore funds and accounts. Mr. Marc Gabelli, who had various responsibilities within several of our subsidiaries and is the son of our Chairman, owns 55% of GS International and GSI owns the remaining 45%. In 1994, Gabelli International Gold Fund Limited ("GIGFL"), an offshore investment company investing primarily in securities of issuers with gold-related activities, was formed and GS International entered into an agreement to provide management services to GIGFL. GSI in turn entered into an agreement with GS International to provide investment advisory services to GIGFL in return for receiving all investment management fees paid by GIGFL. Pursuant to such agreement, GSI received investment management fees of $50,337 and $267,238 in incentive fees for 2010. Comparable amounts for 2009 were $39,326 and $0, respectively, and for 2008 they were $60,921 and $0, respectively. As of December 31, 2010 and 2009, there were $1,701 and $2,808, respectively, payable to GIGFL included in accrued expenses and other liabilities on the consolidated statements of financial condition relating to management fees. At December 31, 2010, there was $267,238 receivable from GIGFL included in investment advisory fees receivable on the consolidated statements of financial condition.

In April 1999, Gabelli Global Partners, Ltd. ("GGP Ltd."), an offshore investment fund, was incorporated. GS International and Gemini Capital Management, LLC ("Gemini"), an entity owned by Mr. Marc Gabelli, were engaged by GGP Ltd. as investment advisors as of July 1, 1999. GGP Ltd. paid half of the management fees and incentive fees for 2010 in the amounts of $45,928 and $61,808, respectively, to GS International. GS International in turn paid GSI $15,680 and $28,197 in management and incentive fees, respectively. For 2010, Gemini received half of the management fees and incentive fees paid by GGP Ltd. in the amounts of $45,928 and $61,808, respectively. GGP Ltd. paid half of the management fees for 2009 in the amounts of $42,628 to GS International, which amounts it in turn paid to GSI for services provided. Therefore, for 2009, Gemini received half of the management fee by GGP Ltd. in the amount of $42,628. For 2009 there was no incentive fee paid. For 2008, the fund paid half of the management fees and incentive fees in the amounts of $41,710 and $85,028, respectively, to GS International, with equal amounts being received by Gemini. As of December 31, 2010 and 2009, there were $15,680 and $21,198, respectively, receivable from GGP Ltd. included in investment advisory fees receivable on the consolidated statements of financial condition.

In April 1999, GSI formed Gabelli Global Partners, L.P., an investment limited partnership for which GSI and Gemini are the general partners. In March 2002, Gabelli Global Partners, L.P. changed its name to Gemini Global Partners, L.P. Gemini received half of the management fee paid by the partnership to the general partners in the amount of $81,735 and half of incentive fee earned by the general partners in the amount of $74,429 for 2010. Comparable amounts for 2009 were $78,459 and $27,025, respectively, and comparable amounts for 2008 were $87,759 and $74,024, respectively. As of December 31, 2010 and 2009, there were $62,188 and $67,730, respectively, receivable from Gemini Global Partners, L.P. included in investment advisory fees receivable on the consolidated statements of financial condition.

In December 1999, Gabelli European Partners, Ltd., an offshore investment fund, was incorporated. GS International was engaged as an investment advisor by the fund as of January 1, 2000. For services rendered by GSI, GS International paid GSI all of the management fees it received for 2008 from the fund in the amount of $8,971. There were no incentive fees for 2008. Gabelli European Partners, Ltd. was closed on March 31, 2009 and did not pay any management fees or incentive fees during 2009.

We serve as the investment advisor for the Funds and earn advisory fees based on predetermined percentages of the average net assets of the Funds. In addition, Gabelli & Company has entered into distribution agreements with each of the Funds. As principal distributor, Gabelli & Company incurs certain promotional and distribution costs related to the sale of Fund shares, for which it receives a distribution fee from the Funds or reimbursement from the investment advisor. Gabelli & Company earns a majority of its commission revenue from transactions executed on behalf of clients of affiliated companies. Advisory and distribution fees receivable from the Funds were approximately $28.2 million and $26.9 million at December 31, 2010 and 2009, respectively. GBL earned approximately $1.6 million, $1.8 million and $1.7 million in 2010, 2009 and 2008, respectively, in advisory fee revenues and approximately $16,000, $12,000 and $18,000 in 2010, 2009 and 2008, respectively, in distribution fees from our proprietary investments in the Funds which are included in investment advisory and incentive fees and distribution fees and other income, respectively, on the consolidated statements of income.

Investments in Securities

At December 31, 2010 and December 31, 2009, approximately $90 million and $107 million, respectively, of our proprietary investment portfolio were managed by our analysts or portfolio managers other than Mr. Gabelli. The individuals managing these accounts receive 20% of the net profits, if any, earned on the accounts; however, some of the analysts are required to meet a hurdle rate of 5% before earning this 20% payout. A son of the Chairman, was given responsibility in August 2006 for managing an account with up to $50 million of our proprietary investments, which account was funded with approximately $40 million during 2006, for which he would be paid on an annual basis 20% of any net profits earned on the account for the year. During 2009, $20 million was transferred from this account back to the firm's proprietary account and is no longer subject to the 20% payout. For 2010, he earned approximately $174,000 for managing this account. For 2009 and 2008, there were no earnings for managing this account.

We had an aggregate investment in the Funds of approximately $217.3 million and $399.3 million at December 31, 2010 and 2009, respectively, of which approximately $152.1 million and $336.9 million was invested in an affiliated money market mutual fund, included in cash and cash equivalents, at December 31, 2010 and 2009, respectively. GBL earned approximately $189,000, $873,000, and $5.2 million in 2010, 2009 and 2008, respectively, in dividend income from our investment in our money market mutual fund. Distributions from investments in our equity Funds, which are included within interest and dividend income on the consolidated statements of income, were approximately $1.2 million, $653,000, and $1.9 million, in 2010, 2009 and 2008, respectively.

Compensation

Immediately preceding the Offering and in conjunction with the Reorganization, GBL and our Chairman and CEO entered into an employment agreement. Under the employment agreement and the amended agreement described below, we will pay the Chairman and CEO, or his designee, 10% of our aggregate pre-tax profits while he is an executive of GBL and devoting the substantial majority of his working time to the business of GBL.

On February 6, 2008, Mr. Gabelli entered into an amended and restated employment agreement (the "2008 Employment Agreement") which was approved by the GBL shareholders on November 30, 2007 and which limits his activities outside of GBL. The 2008 Employment Agreement amended Mr. Gabelli's employment agreement primarily by (i) eliminating outdated provisions, clarifying certain language and reflecting our name change, (ii) revising the term of the employment agreement from an indefinite term to automatically renewed one-year periods in perpetuity following the initial three-year term unless either party gives 90 days written notice prior to the expiration of the annual term following the initial three-year term, (iii) allowing for services to be performed for former subsidiaries that are spun off to shareholders or otherwise cease to be subsidiaries in similar transactions, (iv) allowing new investors in the permitted outside accounts if all of the performance fees, less expenses, generated by assets attributable to such investors are paid to us, (v) allowing for the management fee to be paid directly to Mr. Gabelli or to an entity designated by him, and (vi) adding certain language to ensure that the 2008 Employment Agreement is construed to avoid the imposition of any tax pursuant to Section 409A of the Code.

Consistent with the firm's practice since its inception in 1977, Mr. Gabelli will also continue receiving a percentage of revenues or net operating contribution, which are substantially derived from AUM, as compensation relating to or generated by the following activities: (i) managing or overseeing the management of various investment companies and partnerships, (ii) attracting mutual fund shareholders, (iii) attracting and managing Institutional and Private Wealth Management clients, and (iv) otherwise generating revenues for the company. Such payments are made in a manner and at rates as agreed to from time to time by GAMCO, which rates have been and generally will be the same as those received by other professionals at GAMCO performing similar services. With respect to our institutional and high net worth asset management and mutual fund advisory business, we pay out up to 40% of the revenues or net operating contribution to the portfolio managers and marketing staff who introduce, service or generate such business, with payments involving the Institutional and Private Wealth Management accounts being typically based on revenues and payments involving the mutual funds being typically based on net operating contribution.

Mr. Gabelli has agreed that while he is employed by us he will not provide investment management services outside of GAMCO, except for certain permitted accounts. The 2008 Employment Agreement may not be amended without the approval of the Compensation Committee.

The Chairman and CEO received compensation in the form of a management fee for managing the Company. Additionally, he earns compensation for acting as portfolio manager and/or attracting and providing client service to a large number of GAMCO's Institutional and Private Wealth Management clients, for creating and acting as portfolio manager of several open-end funds, for creating and acting as portfolio manager of the closed-end funds and for providing other services, including acting as portfolio and relationship manager of investment partnerships.

Other

On May 31, 2006, we entered into an Exchange and Standstill Agreement with Frederick J. Mancheski, a significant shareholder, pursuant to which, among other things, he agreed to exchange his 2,071,635 shares of Class B Stock for an equal number of shares of Class A Stock. The standstill expires on May 31, 2016. Certain shareholders of GGCP, including two of our executive officers and a director, who received shares of Class B Stock in a distribution from GGCP, also agreed to exchange their shares of Class B Stock for an equal number of shares of Class A Stock. Pursuant to a Registration Rights Agreement that we entered into with Mr. Mancheski, we filed a shelf registration statement that was declared effective by the SEC on September 1, 2006 for the sale by Mr. Mancheski and others, including certain of our officers, employees and a director, of up to 2,486,763 shares of Class A Stock.

For 2010, 2009, and 2008, we incurred variable costs of $324,000, $300,000, and $300,000, respectively, for actual usage (but not the fixed costs) relating to our use of aircraft in which GGCP owns the fractional interests.

As required by our Code of Ethics, our staff members are required to maintain their brokerage accounts at Gabelli & Company unless they receive permission to maintain an outside account. Gabelli & Company offers its entire staff the opportunity to engage in brokerage transactions at discounted rates. Accordingly, many of our staff members, including the executive officers or entities controlled by them, have brokerage accounts at Gabelli & Company and have engaged in securities transactions at discounted rates.

Gabelli & Company also participates in syndicated underwriting activities, some of which involve the issuance of preferred or common shares of Gabelli closed-end funds. During 2010, Gabelli & Company acted as agent in the secondary offerings of the Gabelli Global Gold, Natural Resources & Income Trust. During 2009, Gabelli & Company acted as the dealer manager for The GDL Fund's Series A Cumulative Callable Preferred Share Rights Offering and as agent in the secondary offerings of the Gabelli Global Gold, Natural Resources & Income Trust. For 2008, Gabelli & Company did not participate in any syndicated underwritings. During 2010, 2009 and 2008 there were $3.8 million, $4.1 million and $0, respectively, included in institutional research services on the consolidated statements of income.

GBL and Teton entered into a transitional administrative and management service agreement in connection with the spin-off of Teton from GBL that formalized certain arrangements. Teton pays to GBL .20% on the average net assets of the mutual funds managed by Teton as compensation for providing mutual fund administration services and $15,000 per month for various administrative services. Prior to the spin-off these fees were eliminated. During 2010 and 2009, there was $1.2 million and $886,000, respectively, included in distribution fees and other income on the consolidated statements of income. This agreement may be revised going forward.

M. Financial Requirements

As a registered broker-dealer, Gabelli & Company is subject to Uniform Net Capital Rule 15c3-1 (the "Rule") of the SEC. Gabelli & Company computes its net capital under the alternative method permitted by the Rule which requires minimum net capital of $250,000. The Company has consistently met or exceeded this requirement.

In connection with the registration of our subsidiary, GAMCO Asset Management (UK) Limited with the Financial Services Authority, the Company is required to maintain a minimum Liquid Capital Requirement of £267,000 ($413,000 at December 31, 2010), and an Own Funds Requirement of €50,000 ($66,000 at December 31, 2010). We have consistently met or exceeded these requirements.

N. Administration Fees

We have entered into administration agreements with other companies (the "Administrators"), whereby the Administrators provide certain services on behalf of several of the Funds and Investment Partnerships. Such services do not include the investment advisory and portfolio management services provided by GBL. The fees are negotiated based on predetermined percentages of the net assets of each of the Funds.

O. Profit Sharing Plan and Incentive Savings Plan

The Company has a qualified contributory employee profit sharing plan and incentive savings plan covering substantially all employees. Company contributions to the plans are determined annually by the Board of Directors but may not exceed the amount permitted as a deductible expense under the Internal Revenue Code. The Company accrued contributions of approximately $67,000, $79,000 and $61,000 to the plans for the years ended December 31, 2010, 2009 and 2008, respectively.

P. Goodwill and Identifiable Intangible Asset

The Company assesses the recoverability of goodwill and other intangible assets at least annually, or more often should events warrant, using a discounted cash flow method. At December 31, 2010 and 2009, $3.5 million of goodwill is reflected on the consolidated statements of financial condition related to a 93%-owned subsidiary, GSI. At November 30, 2010 and November 30, 2009, management conducted its annual assessments of the recoverability of goodwill and determined that there was no impairment of goodwill on GBL's consolidated financial statements.

On March 10, 2008, the Enterprise Mergers and Acquisitions Fund's Board of Directors, subsequent to obtaining shareholder approval, approved the assignment of the advisory contract to Funds Advisor as the investment advisor to the fund. GAMCO had been the sub-advisor to the fund. On July 8, 2008, the fund was renamed the Gabelli Enterprise Merger and Acquisitions Fund. The amount paid for the assignment of the advisory contract was calculated based upon AUM on the six-month anniversary date subject to certain minimums. As a result of becoming the advisor to the rebranded Gabelli Enterprise Mergers and Acquisitions Fund and the associated consideration paid, the Company maintains an identifiable intangible asset within other assets on the consolidated statements of financial condition at both December 31, 2010 and 2009. The investment advisory agreement is subject to annual renewal by the fund's Board of Directors, which the Company expects to be renewed, and the Company does not expect to incur additional expense as a result, which is consistent with other investment advisory agreements entered into by the Company. The advisory contract is next up for renewal in February 2012.

At November 30, 2008, management conducted its annual assessments of the recoverability of its identifiable intangible asset and determined that it was impaired due to the decline in AUM in the fund since it was acquired. As a result of this assessment, an impairment charge of approximately $1.5 million was recorded in other operating expenses on the consolidated statements of income for the year ended December 31, 2008 reducing this intangible asset to $1.9 million. At November 30, 2010 and 2009, management conducted its annual assessment and determined that there was no further impairment of the remaining identifiable intangible asset.

Q. Other Matters

From time to time, the Company is named in legal actions and proceedings. These actions may seek substantial or indeterminate compensatory as well as punitive damages or injunctive relief. The Company is also subject to governmental or regulatory examinations or investigations. The examinations or investigations could result in adverse judgments, settlements, fines, injunctions or other relief. The Company cannot predict the ultimate outcome of such matters. The consolidated financial statements include the necessary provision for losses that are deemed to be probable and estimable. In the opinion of management, the resolution of such claims will not be material to the financial condition of the Company.
In September 2008, Gabelli Funds, LLC ("Gabelli Funds") reached agreement in principle with the staff of the Securities and Exchange Commission ("SEC"), subject to Commission approval, on a previously disclosed matter that had been ongoing for several years involving compliance with Section 19(a) of the Company Act and Rule 19a-1 there under by two closed-end funds. The agreement was finalized with the Commission on January 12, 2009. The provisions of Section 19(a) of Rule 19a-1 require registered investment companies, when making a distribution in the nature of a dividend from sources other than net investment income, to contemporaneously provide written statements to shareholders that adequately disclose the source or sources of such distribution. While the two funds sent annual statements and provided other materials containing this information, the shareholders did not receive the notices required by Rule 19a-1 with any of the distributions that were made for 2002 and 2003. Gabelli Funds believes that the funds have been in compliance with Section 19(a) and Rule 19a-1 since the beginning of 2004. As part of the settlement, in which Gabelli Funds neither admits nor denies the findings by the SEC, Gabelli Funds paid a civil monetary penalty of $450,000, which is included in other operating expenses on the consolidated statements of income, and agreed to cease and desist from causing violations of Section 19(a) and Rule 19a-1. In connection with the settlement, the SEC noted the remedial actions previously undertaken by Gabelli Funds.

The investment management industry is likely to continue facing a high level of regulatory scrutiny and become subject to additional rules designed to increase disclosure, tighten controls and reduce potential conflicts of interest. In addition, the Commission has substantially increased its use of focused inquiries in which it requests information from a number of fund complexes regarding particular practices or provisions of the securities laws. The Company participates in some of these inquiries in the normal course of our business. Changes in laws, regulations and administrative practices by regulatory authorities, and the associated compliance costs, have increased our cost structure and could in the future have a material impact.

The Company indemnifies the clearing brokers of Gabelli & Company for losses they may sustain from the customer accounts that trade on margin introduced by our broker-dealer subsidiary. At December 31, 2010, the total amount of customer balances subject to indemnification (i.e. unsecured margin debits) was immaterial. The Company also has entered into arrangements with various other third parties many of which provide for indemnification of the third parties against losses, costs, claims and liabilities arising from the performance of obligations under the agreements. The Company has had no claims or payments pursuant to these or prior agreements, and believes the likelihood of a claim being made is remote. The Company's estimate of the value of such agreements is de minimis, and therefore an accrual has not been made on the consolidated financial statements.

R. Quarterly Financial Information (Unaudited)

Quarterly financial information for the years ended December 31, 2010 and 2009 is presented below.

	2010				
	1st	2nd	3rd	4th	Total
(In thousands, except per share data)					
Revenues	$ 59,998	$ 62,499	$ 62,443	$ 95,440	$ 280,380
Operating income	19,370	22,580	19,509	29,570	91,029
Net income attributable to GAMCO Investors, Inc.'s shareholders	13,726	8,049	20,106	26,911	68,792
Net income attributable to GAMCO Investors, Inc.'s shareholders per share:					
Basic	0.50	0.30	0.75	1.00	2.55
Diluted	$ 0.50	$ 0.30	$ 0.73	$ 0.99	$ 2.52

	2009				
	1st	2nd	3rd	4th	Total
Revenues	$ 43,359	$ 45,171	$ 51,582	$ 78,002	$ 218,114
Operating income	11,502	12,661	16,860	31,187	72,210
Net income attributable to GAMCO Investors, Inc.'s shareholders	8,212	13,316	14,651	19,354	55,533
Net income attributable to GAMCO Investors, Inc.'s shareholders per share:					
Basic	0.30	0.49	0.54	0.71	2.03
Diluted	$ 0.30	$ 0.48	$ 0.53	$ 0.70	$ 2.02

S. Subsequent Events

On January 15, 2011, the Company issued 193,900 RSAs to its professional staff at a price of $48.85. The RSAs will vest 30% over three years from the date of grant and 70% over five years from the date of grant.

On January 26, 2011, Gabelli Funds, LLC raised $370 million through an offering of a new closed-end fund, the Gabelli Natural Resources, Gold & Income Trust (NYSE: GNT), an income fund targeting an attractive monthly distribution using a call writing strategy on a portfolio composed primarily of equity securities of commodity related companies. In connection with this offering the Company will record approximately $4.7 million for a one-time pre-tax charge in first quarter 2011.

On February 8, 2011, the Board of Directors declared a regular quarterly dividend of $0.03 per share to all of its shareholders, payable on March 15, 2011 to shareholders of record on March 29, 2011.

On February 8, 2011, the Company issued 3,300 RSAs at a price of $45.77. The RSAs will vest 30% over three years from the date of grant and 70% over five years from the date of grant.

From January 1, 2011 to February 22, 2011, the Company repurchased 20,286 shares at $46.20 per share. This brings the remaining authorization under the stock repurchase program to 504,047 shares at February 22, 2011.

ITEM 9: CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A: CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures

The Company maintains a system of disclosure controls and procedures that is designed to provide reasonable assurance that information, which is required to be timely disclosed, is recorded, processed, summarized, and reported to management within the time periods specified in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company's Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company's disclosure controls and procedures (as defined in the Exchange Act) as of the end of the period covered by this report, have concluded that the Company's disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure and are effective to provide reasonable assurance that such information is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

(b) Management's Report on Internal Control Over Financial Reporting

GBL's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Management, with the participation of the principal executive officer and under the supervision of the principal financial officer, of the Company conducted an evaluation of the effectiveness of the GBL's internal control over financial reporting as of December 31, 2010, as required by Rule 13a-15(c) of the Exchange Act. There are inherent limitations to the effectiveness of any system of internal control over financial reporting, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective internal control over financial reporting controls can only provide reasonable assurance of achieving their control objectives. In making its assessment of the effectiveness of its internal control over financial reporting, the Company used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework.*

Based on its evaluation, management concluded that, as of December 31, 2010, the Company maintained effective internal control over financial reporting. The independent registered public accounting firm that audited the consolidated financial statements included in the annual report containing the disclosure required by this Item has issued an attestation report on the Company's internal control over financial reporting.

(c) Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during the quarter ended December 31, 2010 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B: OTHER INFORMATION

None.

PART III

ITEM 10: DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Information regarding the Directors and Executive Officers of GBL and compliance with Section 16(a) of the Securities Exchange Act of 1934 is incorporated herein by reference from the our definitive proxy statement for our 2010 Annual Meeting of Shareholders (the "Proxy Statement").

GBL has adopted a Code of Business Conduct that applies to all of our officers, directors, full-time and part-time employees and a Code of Conduct that sets forth additional requirements for our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions (together, the "Codes of Conduct"). The Codes of Conduct are posted on our website (www.gabelli.com) and are available in print free of charge to anyone who requests a copy. Interested parties may address a written request for a printed copy of the Codes of Conduct to: Deputy General Counsel, GAMCO Investors, Inc., One Corporate Center, Rye, New York 10580-1422. We intend to satisfy the disclosure requirement regarding any amendment to, or a waiver of, a provision of the Codes of Conduct by posting such information on our website.

In addition to the certifications attached as Exhibits to this Form 10-K, following its 2010 Annual Meeting, GBL also submitted to the New York Stock Exchange ("NYSE") a certification by our Chief Executive Officer that he is not aware of any violations by GBL of the NYSE corporate governance listing standards as of the date of the certification.

ITEM 11: EXECUTIVE COMPENSATION

Information required by Item 11 is included in our Proxy Statement for the 2011 Annual Meeting of Stockholders and is incorporated herein by reference.

ITEM 12: SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by Item 12 is included in our Proxy Statement for the 2011 Annual Meeting of Stockholders and is incorporated herein by reference.

ITEM 13: CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Information required by Item 13 is included in our Proxy Statement for the 2011 Annual Meeting of Stockholders and is incorporated herein by reference.

ITEM 14: PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information set forth under the caption "Independent Registered Public Accounting Firm" in our Proxy Statement for the 2010 Annual Meeting of Stockholders is incorporated herein by reference.

PART IV

Item 15: EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a) List of documents filed as part of this Report:

(1) Consolidated Financial Statements and Independent Registered Public Accounting Firm's Reports included herein:
See Index on page F-1

(2) Financial Statement Schedules
Financial statement schedules are omitted as not required or not applicable or because the information is included in the Financial Statements or notes thereto.

(3) List of Exhibits:

The agreements included or incorporated by reference as exhibits to this Annual Report on Form 10-K contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of "materiality" that are different from "materiality" under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

The Company acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this report not misleading.

Exhibit Number	Description of Exhibit
3.1	Amended and Restated Certificate of Incorporation of GAMCO Investors, Inc. (the "Company") (Incorporated by reference to Exhibit 3.1 to the Company's Form 10-K for the year ended December 31, 2008 filed with the Securities and Exchange Commission on March 11, 2009).
3.2	Amended Bylaws of the Company. (Incorporated by reference to Exhibit 3.1 to the Company's Report on Form 8-K dated May 28, 2010 filed with the Securities and Exchange Commission on May 28, 2010).
4.1	Specimen of Class A Common Stock Certificate. (Incorporated by reference to Exhibit 4.1 to Amendment No. 3 to the Company's Registration Statement on Form S-1 (File No. 333-51023) filed with the Securities and Exchange Commission on January 29, 1999).
4.2	Indenture, dated as of December 31, 2010, between GAMCO Investors, Inc. and Computershare Trust Company, N.A., as Trustee. (Incorporated by reference to Exhibit 4.1 to the Company's Report on Form 8-K dated January 6, 2011 filed with the Securities and Exchange Commission on January 6, 2011).
4.3	Form of Note (included in Exhibit 4.7). (Incorporated by reference to Exhibit 4.2 to the Company's Report on Form 8-K dated January 6, 2011 filed with the Securities and Exchange Commission on January 6, 2011).
10.1	Tax Indemnification Agreement between the Company and GFI. (Incorporated by reference to Exhibit 10.2 to Amendment No. 4 to the Company's Registration Statement on Form S-1 (File No. 333-51023) filed with the Securities and Exchange Commission on February 10, 1999).
10.2	GAMCO Investors, Inc. 1999 Stock Award and Incentive Plan. (Incorporated by reference to Exhibit 10.4 to Amendment No. 4 to the Company's Registration Statement on Form S-1 (File No. 333-51023) filed with the Securities and Exchange Commission on February 10, 1999).

10.3 GAMCO Investors, Inc. 1999 Annual Performance Incentive Plan. (Incorporated by reference to Exhibit 10.5 to Amendment No. 4 to the Company's Registration Statement on Form S-1 (File No. 333-51023) filed with the Securities and Exchange Commission on February 10, 1999).

10.4 GAMCO Investors, Inc. 2002 Stock Award and Incentive Plan. (Incorporated by reference to Exhibit A to the Company's definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on April 30, 2002).

10.5 Employment Agreement between the Company and Mario J. Gabelli. (Incorporated by reference to Exhibit 10.1 to Company's Report on Form 8-K dated February 7, 2008 filed with the Securities and Exchange Commission on February 7, 2008).

10.6 Exchange and Standstill Agreement, dated May 31, 2006, between the Company and Frederick J. Mancheski (Incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q for the quarter ended June 30, 2006 filed with the Securities and Exchange Commission on August 8, 2006.)

10.7 Registration Rights Agreement, dated May 31, 2006. (Incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q for the quarter ended June 30, 2006 filed with the Securities and Exchange Commission on August 8, 2006).

12.1 Computation of Ratios of Earnings to Fixed Charges.

21.1 Subsidiaries of the Company.

23.1 Consent of Independent Registered Public Accounting Firm

23.2 Consent of Independent Registered Public Accounting Firm

24.1 Powers of Attorney (included on page 96 of this Report).

31.1 Certification of CEO pursuant to Rule 13a-14(a).

31.2 Certification of CFO pursuant to Rule 13a-14(a).

32.1 Certification of CEO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2 Certification of CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes- Oxley Act of 2002.

(b) Reports on Form 8-K:

We filed the following Current Reports on Form 8-K during the three months ended December 31, 2010.

1. Current Report on Form 8-K, dated October 1, 2010 disclosing that Cascade notified GAMCO that it was electing to exercise the put option of the 2018 Note.

2. Current Report on Form 8-K, dated November 8, 2010 containing the press release disclosing the declaration of a regular dividend of $0.03 per share and a special dividend of $0.80 per share in cash and $3.20 of principal per share in the form of a debenture.

3. Current Report on Form 8-K, dated November 8, 2010 containing the press release disclosing our operating results for the third quarter ended September 30, 2010.

4. Current Report on Form 8-K, dated November 9, 2010 disclosing that the Board of Directors of GAMCO had approved the acceleration of vesting of the seventy percent (70%) tranche of the RSAs issued on December 7, 2007 to December 7, 2010.

5. Current Report on Form 8-K, dated November 29, 2010 containing the press release disclosing the record and payable dates of the special dividend of $0.80 per share in cash and $3.20 of principal per share in the form of a debenture.

6. Current Report on Form 8-K, dated December 2, 2010 disclosing that of the 315,600 RSA shares from the 2007 RSA grant, approximately 109,000 shares were surrendered by employees to satisfy income and payroll taxes and 94,000 shares will be purchased by GAMCO from employees during December 2010.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rye, State of New York, on February 15, 2011.

GAMCO INVESTORS, INC.

By:/s/ Kieran Caterina
Name: Kieran Caterina
Title: Co-Principal Accounting Officer

Date: February 22, 2011

By:/s/ Diane M. LaPointe
Name: Diane M. LaPointe
Title: Co-Principal Accounting Officer

Date: February 22, 2011

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Kieran Caterina, Diane M. LaPointe and Christopher J. Michailoff and each of them, their true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for them in their name, place and stead, in any and all capacities, to sign any and all amendments to this report and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Mario J. Gabelli Mario J. Gabelli	Chairman of the Board, Chief Executive Officer (Principal Executive Officer) and Director	February 22, 2011
/s/ Jeffrey M. Farber Jeffrey M. Farber	Executive Vice-President and Chief Financial Officer (Principal Financial Officer)	February 22, 2011
/s/ Kieran Caterina Kieran Caterina	Co-Principal Accounting Officer	February 22, 2011
/s/ Diane M. LaPointe Diane M. LaPointe	Co-Principal Accounting Officer	February 22, 2011
/s/ Edwin L. Artzt Edwin L. Artzt	Director	February 22, 2011
/s/ Raymond C. Avansino, Jr. Raymond C. Avansino, Jr.	Director	February 22, 2011
/s/ Richard L. Bready Richard L. Bready	Director	February 22, 2011
/s/ Eugene R. McGrath Eugene R. McGrath	Director	February 22, 2011
/s/ Robert S. Prather, Jr. Robert S. Prather, Jr.	Director	February 22, 2011
/s/ Elisa M. Wilson Elisa M. Wilson	Director	February 22, 2011

Exhibit 12.1

Computation of Ratios of Earnings to Fixed Charges

The following table sets forth certain information regarding our consolidated ratio of earnings to fixed charges for the five-year period ended December 31, 2010.

	Year Ending December 31,				
	2010	2009	2008	2007	2006
(In thousands, except ratio data)					
Income before taxes and noncontrolling interests	$ 109,341	$ 87,903	$ 36,413	$ 129,840	$ 132,989
Fixed charges	12,047	13,356	9,506	12,036	14,531
Adjusted earnings	121,388	101,259	45,919	141,876	147,520
Interest expense	11,984	13,290	9,441	11,971	14,477
Interest portion of operating leases	63	66	65	65	54
Fixed charges	$ 12,047	$ 13,356	$ 9,506	$ 12,036	$ 14,531
Ratio of earnings to fixed charges (a)	10.1	7.6	4.8	11.8	10.2

(a) These ratios were calculated by dividing the sum of fixed charges into the sum of earnings before taxes and noncontrolling interest and fixed charges. Fixed charges for these purposes consist of all interest expense and the approximate portion of rental expense representing interest.

Exhibit 21.1

Subsidiaries of GAMCO Investors, Inc.

The following table lists the direct and indirect subsidiaries of GAMCO Investors, Inc. (the "Company"), except those investment partnerships and offshore funds which are consolidated. In accordance with Item 601 (21) of Regulation S-K, the omitted subsidiaries considered in the aggregate as a single subsidiary would not constitute a "significant subsidiary" as defined under Rule 1-02(w) of Regulation S-X.

Name	Jurisdiction of Incorporation or Organization
Gabelli Funds, LLC	New York
(100%-owned by the Company)	
GAMCO Asset Management Inc.	New York
(100%-owned by the Company)	
Gabelli Fixed Income, Inc.	New York
(100%-owned by the Company)	
GAMCO Asset Management (UK) Limited	United Kingdom
(100%-owned by the Company)	
Gabelli Securities, Inc.	Delaware
(93.2%-owned by the Company)	
Gabelli & Company, Inc.	New York
(100%-owned by Gabelli Securities, Inc.)	
Gabelli & Partners LLC	Delaware
(100%-owned by Gabelli Securities, Inc.)	
Gabelli Fixed Income L.L.C.	Delaware
(100%-owned by Gabelli Fixed Income, Inc.)	
Gabelli Arbitrage Holdings LLC	Delaware
(100%-owned by the Company)	
Gabelli Trading Holdings LLC	Delaware
(100%-owned by the Company)	
GAMCO International Partners LLC	New York
(100%-owned by the Company)	
GAMCO Acquisition LLC	New York
(100%-owned by the Company)	
GAMCO Asset Management (Singapore) Pte. Ltd.	Singapore
(100%-owned by the Company)	

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the following Registration Statements of GAMCO Investors, Inc. and subsidiaries ("GAMCO") of our reports dated February 22, 2011, relating to the consolidated financial statements of GAMCO and the effectiveness of GAMCO's internal control over financial reporting, appearing in this Annual Report on Form 10-K of GAMCO for the year ended December 31, 2010.

We consent to the incorporation by reference in the following Registration Statements:

1) Registration Statement (Form S-3 No. 333-160802) of GAMCO Investors, Inc. and subsidiaries,
2) Registration Statement (Form S-3 No. 333-148046) of GAMCO Investors, Inc. and subsidiaries,
3) Registration Statement (Form S-3 No. 333-136428) of GAMCO Investors, Inc. and subsidiaries,
4) Registration Statement (Form S-8 No. 333-76748) pertaining to the 1999 Stock Award and Incentive Plan of GAMCO Investors, Inc. and subsidiaries.

/s/ Deloitte & Touche LLP

New York, New York
February 22, 2011

Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Annual Report (Form 10-K) of GAMCO Investors, Inc. and Subsidiaries of our report dated March 10, 2009, with respect to the consolidated financial statements of GAMCO Investors, Inc. and Subsidiaries, included in the 2010 Annual Report to Shareholders of GAMCO Investors, Inc. and Subsidiaries.

We also consent to the incorporation by reference in the following Registration Statements:

1) Registration Statement (Form S-3 No. 333-160802) of GAMCO Investors, Inc. and Subsidiaries,

2) Registration Statement (Form S-3 No. 333-148046) of GAMCO Investors, Inc. and Subsidiaries,

3) Registration Statement (Form S-3 No. 333-136428) of GAMCO Investors, Inc. and subsidiaries,

4) Registration Statement (Form S-8 No. 333-76748) pertaining to the 1999 Stock Award and Incentive Plan of GAMCO Investors, Inc. and Subsidiaries,

of our report dated March 10, 2009 with respect to the consolidated financial statements of GAMCO Investors, Inc. and Subsidiaries included in the 2010 Annual Report to Shareholders of GAMCO Investors, Inc. and Subsidiaries.

/s/ Ernst & Young LLP

New York, New York
February 22, 2011

Exhibit 31.1

Certifications

I, Mario J. Gabelli, certify that:

1. I have reviewed this annual report on Form 10-K of GAMCO Investors, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By: /s/ Mario J. Gabelli
Name: Mario J. Gabelli
Title: Chief Executive Officer

Date: February 22, 2011

Exhibit 31.2

Certifications

I, Jeffrey M. Farber, certify that:

1. I have reviewed this annual report on Form 10-K of GAMCO Investors, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By: /s/ Jeffrey M. Farber
Name: Jeffrey M. Farber
Title: EVP Finance/Corporate Development and Chief Financial Officer

Date: February 22, 2011

Exhibit 32.1

Certification of CEO Pursuant to
18 U.S.C. Section 1350,
as Adopted Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 10-K of GAMCO Investors, Inc. (the "Company") for the year ended December 31, 2010 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Mario J. Gabelli, as Chief Executive Officer of the Company, hereby certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to the best of his knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: /s/ Mario J. Gabelli
Name: Mario J. Gabelli
Title: Chief Executive Officer

Date: February 22, 2011

This certification accompanies the Report pursuant to § 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of §18 of the Securities Exchange Act of 1934, as amended.

Exhibit 32.2

Certification of CFO Pursuant to
18 U.S.C. Section 1350,
as Adopted Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 10-K of GAMCO Investors, Inc. (the "Company") for the year ended December 31, 2010 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Jeffrey M. Farber, as Chief Financial Officer of the Company, hereby certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to the best of his knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: /s/ Jeffrey M. Farber
Name: Jeffrey M. Farber
Title: EVP Finance/Corporate Development and Chief Financial Officer

Date: February 22, 2011

This certification accompanies the Report pursuant to § 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of §18 of the Securities Exchange Act of 1934, as amended.

We wanted to share with you that subsequent to GAMCO Investors 2010 annual report going to print, Mario Gabelli was named "Money Manager of the Year."


Institutional Investor PRESENTS
THE 2ND ANNUAL
US INVESTMENT MANAGEMENT AWARDS
Monday, May 16, 2011 • Mandarin Oriental, NYC • www.usinvestmentawards.com

Institutional Investor **magazine's U.S. Investment Management Award** recognizes U.S. institutional investors whose innovative strategies and fiduciary savvy resulted in impressive returns over the past year, as well as U.S. money managers in 23 asset classes and strategies who stood out in the eyes of the investor community for their exceptional performance, risk management and service.

Institutional investor award winners were chosen by the editorial staff of ***Institutional Investor*** magazine based on their market intelligence, performance data and additional information received from the industry following a public call for nominations. Manager winners were selected by the editors of the magazine based on the results of a survey of U.S. institutional investors.

This year's winners will be honored and awarded at a dinner and ceremony on Monday, May 16, 2011 at the Mandarin Oriental in New York City that will bring industry leaders together for a night of networking and celebration.

Money Manager of the Year

Mario Gabelli, Chairman and CEO, GAMCO Investors

Money Management Lifetime Achievement

William Gross, Founder and co-CIO, Pacific Investment Management Co.

"The more you give, the more you receive"

Our Staff designated contributions to the following Organizations in 2010

A Better Chance of Ridgefield ♦ A Caring Hand - The Billy Esposito Foundation ♦ Academy of Our Lady of Good Counsel ♦ Accelerate Brain Cancer ♦ ADA Research Foundation ♦ Alzheimer's Association ♦ American Cancer Society ♦ Amherst College ♦ Amnesty International USA ♦ Andrew Grene Foundation ♦ Ansche Chesed ♦ Armed Forces Relief ♦ Arthritis Foundation ♦ ASPCA ♦ Association for Children with Downe Syndrome ♦ Bentley University ♦ Beyond the Boroughs ♦ Bishop Machebeuf High School ♦ Blythedale Children's Hospital ♦ Bodies Place Inc. ♦ Boston College ♦ Boys & Girls Club of Stamford ♦ Brunswick School ♦ Build On - Ridgefield, CT Chapter ♦ Cardinal Spellman H.S. ♦ Care - Gift Center ♦ Carnegie Hall Society ♦ Cathedral of St. John the Baptist ♦ Catholic Relief Services ♦ Central High School of Philadelphia ♦ Cents Ability, Inc. ♦ Children's Health Fund ♦ Children's Hospital Foundation ♦ Children's Hospital of Philadelphia Foundation ♦ Children's Medical Center ♦ Children's Scholarship Fund ♦ Church of the Holy Spirit ♦ City Harvest ♦ City Meals on Wheels ♦ City Squash ♦ Coalition for a Secure Driver's License ♦ Columbia University ♦ Connecticut Food Bank ♦ Convent of the Sacred Heart ♦ Cristo Rey New York High School ♦ Crohn's & Colitis Foundation of America ♦ D.A.R.T.S. ♦ Darien EMS - Post 53 ♦ Darien Police Association ♦ Deerfield Academy ♦ Detroit Institute for Children ♦ Disabled American Veterans ♦ Doctors Without Borders USA ♦ Don Bosco Community Center of Portchester, Inc. ♦ Dreaming Zebra Foundation ♦ Easton Arts Council ♦ Elder Services of Cape Cod "Meals on Wheels" ♦ Epilepsy Foundation ♦ Eva's Village ♦ Feeding America ♦ Food Allergy Initiative ♦ Foodbank of Lower Connecticut ♦ Fordham University School of Business ♦ Foundation Fighting Blindness ♦ Friends of Hastings Youth Council ♦ Friends of the Hospital for Sick Children - Toronto, Inc. ♦ Fundacion She ♦ Grace Community Church ♦ Greenwich Country Day School ♦ H.O.P.E. for Stroke ♦ Haley House ♦ Happiness is Camping ♦ Harlem Children's Zone ♦ Hastings Public Library ♦ HEAL Africa ♦ Hope for Orphans of Ethiopia ♦ Horizons Student Enrichment Program ♦ House of Blue Hope - Connecticut ♦ Humane Society of Foundation ♦ Huaxia Chinese School New York ♦ Huntsman Cancer Foundation ♦ Indiana University ♦ Innovations for Poverty Action ♦ Islamic Society of Westchester & Rockland ♦ Jericho Project ♦ Jesuit College Prep School of Dallas ♦ Jewish Communal Fund ♦ Junior League ♦ Juvenile Diabetes Research Foundation ♦ Katonah Museum of Art ♦ Kent School Class of 2011 Gift ♦ Kids in Crisis, Inc. ♦ Larchmont Mamaroneck Hunger Task Force ♦ Lawrence Hospital ♦ LeBonheur Foundation ♦ Leukemia & Lymphoma Society ♦ Liberation Programs ♦ Little Shelter ♦ Little Sisters of the Poor ♦ Long Island Golden Retriever Rescue Inc. ♦ Lustgarten Foundation ♦ Make Some Noise ♦ Make-A-Wish Foundation ♦ Maryland Institute College of Art ♦ Memorial Sloan Kettering Cancer Center ♦ Michael J. Fox Foundation for Parkinson's Research ♦ Millbrook School ♦ MIT ♦ Montefiore Medical Center

♦ Mt
Nati
Lea
Nat
Ste
Pr
In
M
E

We are fortunate to live in the wealthiest nation in the world and to have the ability to share our good fortune. **IN 2010, WE WERE ABLE TO SUPPORT MANY WORTHY ENDEAVORS, INCLUDING OVER 190 RECIPIENTS.** Our firm has grown for 33 years and the stock market has rewarded long term investors. This has enabled us to donate


EPS
PMV
MANAGEMENT
CASH FLOW
RESEARCH

GAMCO Investors, Inc.
One Corporate Center, Rye, New York 10580-1422

www.gabelli.com
800-GABELLI • info@gabelli.com